EXPRESS SCRIPTS®



08

Now more than ever, we are aligned with clients and patients to eliminate wasteful spending in the pharmacy benefit.

Express Scripts 2008 Annual Report



At Express Scripts, we have a bold proposal: **Stop the waste.** Eliminating wasteful drug spend starts at the consumer level. We don't rely on financial incentives alone to influence behavior. Instead, we apply an advanced understanding of human behavior and decision making, combined with a 360-degree view of each member. **This is how we add value for our clients every day.** Our proven business model of alignment means our interests directly correlate with those of plan sponsors and their members. Saving them more money translates to better performance for us. **This is how we add stockholder value every day.**

Contents

Financial Highlights
Management Team
About Express Scripts
Chairman's Letter to Stockholders
Form 10-K
General Stockholders' Information

Financial Highlights

(in millions, except per share data)	2008	2007	% Change
Statement of Operations Data:			
Revenues	$ 21,978.0	$ 21,824.0	1%
Income before income taxes	1,213.6	944.7	28%
Net income from continuing operations	779.6	600.5[1]	30%
Per Diluted Share Data:			
Net income from continuing operations	$ 3.10	$ 2.27[1]	37%
Weighted Average Diluted Shares Outstanding	251.8	264.0	-5%
Balance Sheet Data:			
Cash and cash equivalents	$ 530.7	$ 434.7	22%
Total assets	5,509.2	5,256.4	5%
Total debt, including current maturities	1,760.3	2,020.4	-13%
Stockholders' equity	1,078.2	696.4	55%
Net Cash Provided by Operating Activities — Continuing Operations	$ 1,095.6	$ 848.1	29%
Selected Data:			
Network pharmacy claims processed	379.6	379.9	0%
Home Delivery pharmacy prescriptions filled	40.8	40.8	0%

[1] Net income from continuing activities includes the following non-recurring items (in millions):

Non-recurring bad debt charges in specialty distribution line of business	$21.5
Non-recurring inventory charges in specialty distribution line of business	9.1
Non-recurring legal expense	6.0
Caremark transaction costs, net	18.6
Settlement of contractual item with supply chain vendor	(9.0)
	$46.2

These non-recurring net charges total $46.2 million pre-tax ($29.4 million after-tax), or $0.11 per diluted share.

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Inside Back Cover

Management Team

Keith Ebling
Executive Vice President, General Counsel and Secretary

Jeffrey Hall
Executive Vice President and Chief Financial Officer

Michael Holmes
Executive Vice President – Strategy, Human Capital and Emerging Markets

Edward Ignaczak
Executive Vice President – Sales and Marketing

Susan Lang
Senior Vice President and Chief Supply Chain Officer

Patrick McNamee
Executive Vice President – Operations and Technology

Steven Miller, MD
Senior Vice President and Chief Medical Officer

George Paz
Chairman, President and Chief Executive Officer

Agnès Rey-Giraud
President – International Operations

Gary Wimberly
Senior Vice President and Chief Information Officer

Larry Zarin
Senior Vice President – Marketing and Corporate Communications



enabling better health and value

Express Scripts makes the use of prescription drugs safer and more affordable for millions of patients, through thousands of employers, government entities, unions and health plans.

Our Story

Founded in 1986, Express Scripts aligns its interests with those of clients and patients. Alignment of interests means that we benefit when patients use more generics, choose lower-cost brand drugs and take advantage of our cost-effective Home Delivery services. We make money when our clients save money. Our legacy of independence means that our programs and original research benefit our clients. One result: Our generic dispensing rate leads the industry.

Corporate Profile

We are one of the largest full-service pharmacy benefit management (PBM) companies in North America. We coordinate the distribution of outpatient pharmaceuticals through a combination of benefit management services, including retail drug card programs, Home Delivery services, formulary management programs and other clinical management programs. We also distribute a full range of injectable biopharmaceutical products directly to patients or their physicians, and provide extensive cost-management and patient-care services. We provide these types of services for clients that include health maintenance organizations, health insurers, employers, union-sponsored benefit plans, third-party administrators, workers' compensation and governmental health programs. Our website can be found at www.express-scripts.com.



one consumer at a time

Every day, we handle more than a million prescriptions through our networks of retail pharmacies and our Home Delivery facilities. On the receiving end are millions of individuals who count on us and their plan sponsors to provide a healthy pharmacy benefit today and into the future.

In March 2008, we launched the Center for Cost-Effective Consumerism to support our strategy of applying an advanced understanding of human behavior to the pharmacy benefit. The Center's Advisory Board includes nationally recognized experts in the science of human behavior and decision making. They guide our research into enabling better health and value at the consumer level. Our behavior-centric approach results in industry-leading programs that encourage smarter prescription-drug choices and achieve lowest net cost. More information on the Center for Cost-Effective Consumerism can be found at www.consumerology.org.

Center for Cost-Effective Consumerism Advisory Board

Dan Ariely, PhD
James B. Duke Professor of Behavioral Economics
Duke University

Ian Ayres, JD, PhD
William K. Townsend Professor of Law
Professor, Yale School of Management
Yale University

Arthur Caplan, PhD
Emanuel and Robert Hart Professor of Bioethics
Chair, Department of Medical Ethics
University of Pennsylvania

Helen Darling, MA
President
National Business Group on Health

Alan Garber, MD, PhD
CHP/PCOR Director and Core Faculty Member
Henry J. Kaiser Jr. Professor
Professor of Medicine
Stanford University

Punam Anand Keller, MBA, PhD
Charles Henry Jones Third Century Professor of Management
Tuck School of Business at Dartmouth

Brian Knutson, PhD
Assistant Professor of Psychology & Neuroscience
CHP/PCOR Associate
Stanford University

David Laibson, PhD
Professor of Economics
Harvard University

Bob Nease, PhD
Chief Scientist
Express Scripts

Emily Oster, PhD
Assistant Professor of Economics
The University of Chicago

Mark Turner, PhD
Institute Professor
Professor and Chair of Cognitive Science
Case Western Reserve University

Paul Zak, PhD
Professor of Economics
Founding Director of the Center of Neuroeconomics Studies
Claremont Graduate University

To Our Stockholders:

Our mission is simple and clear: we make the use of prescription drugs safer and more affordable. Since our inception, we have built our business on alignment of interests, which means as we save money for clients and patients, our earnings improve.

We remain steadfast in this commitment as we navigate the turbulence of the broader economic environment. We live in uncommon times. The economy is struggling, and understandably, clients and patients are looking for ways to get the greatest possible value from every dollar spent. There is simply no room for wasteful spending, and now more than ever, clients and patients need our products and services to help maximize the value of their pharmacy benefit. Every day, we work with clients and patients to help them save money, all while improving health outcomes.

Our track record of outstanding financial performance results directly from our successful business model of alignment. Our industry-leading generic utilization rate, which reached 67.3% in the fourth quarter, together with our superior ability to manage drug trend and our improved specialty pharmacy operations contributed to our strong financial performance in 2008. We reported record net income from continuing operations of $779.6 million, or $3.10 per diluted share, compared to $2.27 last year. A focus on working capital management resulted in record cash flow from continuing operations of $1,095.6 million, compared to $848.1 million last year, and contributed to our industry-leading return on invested capital of 26.8%.

Now More Than Ever

As our value proposition evolved over the years, alignment of interests with clients and patients has remained the focal point. Now we are taking alignment to the next level by developing strategies based on an advanced understanding of human behavior. This understanding enables us to better manage the pharmacy benefit by driving to zero waste and improving health outcomes. Today's economic environment makes this approach mission-critical; it's imperative that we arm plan sponsors with practical tools to eliminate wasteful spend and as a result, lower their pharmacy benefit costs.

We know what plan sponsors look for in a pharmacy benefit:

- They want help driving out wasteful spend — and that means driving greater use of generics and low-cost brand drugs.
- They want to ensure their members comply with the drug regimens prescribed by their doctors in order to remain healthy and safe.
- They want greater use of Home Delivery, not just because of the enhanced economics, but because Home Delivery enables us to best manage drug mix, improve therapy adherence and provide far greater dispensing accuracy.
- They want a world-class solution to address the specialty drug needs of their members with chronic and complex diseases — the fastest growing component of overall drug spend.

Underlying everything, clients want their pharmacy benefit to be easy and straightforward to manage, and their members to be satisfied and actively engaged in decisions about use of the pharmacy benefit. In order to achieve our clients' objectives, we must focus on their members. The science of controlling costs and improving health outcomes is accomplished member by member. We have learned that program design driven by financial incentives and education is not enough, and as a result of this knowledge, we have designed programs that more successfully influence patients' choices. We must be able to effectively persuade each member to take an active role in managing costs and improving health.

To accomplish this goal, we combine proven approaches for effecting change at the member level — approaches such as segmentation, tailored messaging and predictive modeling, shaped by emerging findings from the fields of behavioral economics, social psychology and cognitive linguistics. We are successfully applying this behavior-centric approach to help our plan sponsors focus on four areas:

Cost-Effective Drug Mix — In the past, PBMs relied mainly on financial incentives to move members to clinically equivalent, lower-cost drugs (e.g., lower copayments for choosing more cost-effective drugs). Our behavioral economics research, however, clearly shows that financial incentives are limited in effectiveness, and there is still significant room for improvement in this area. For example, applying the principle of loss aversion (i.e., people work harder to avoid losses than they do to pursue gains) substantially improves behavioral choices.

Better Therapy Adherence — Patients may not always comply with the medication regimens prescribed by their doctors. Because poor medication adherence can have extremely negative consequences for both patients and plan sponsors, Express Scripts consulted a panel of leading behavioral economists and other nationally recognized experts (the Center for Cost-Effective Consumerism) to examine the problem of therapy non-adherence. The group identified causes of noncompliance, which suggest that new types of interventions may prove significantly more effective than past approaches. As a result, Express Scripts is working diligently to develop practical, behavior-centric solutions to address the problem. For example, we are currently conducting a large, randomized, controlled trial based on the principle of social comparison (i.e., people are sensitive to how they stand with respect to their peers).

Increased Use of Home Delivery — Plan sponsors increasingly understand that Home Delivery offers value beyond unit cost savings relative to retail. Our analysis shows that patients using Home Delivery are far more engaged; they call us and log onto our website more often, and increasingly view us as a trusted adviser. Home Delivery is also extremely effective in driving a less-expensive mix of drugs and improving therapy adherence. A recent Express Scripts study found that patients filling prescriptions through Home Delivery enjoyed an 800 basis point adherence advantage compared to retail. In addition, we are very encouraged by results from a voluntary Home Delivery pilot program conducted with one of our larger clients. Although no plan design changes were implemented, our client experienced a greater than two-fold increase in Home Delivery penetration. As we continue to roll out this program among other clients, we expect to see similarly outstanding results.

Enhanced Specialty Management — An ever-greater number of plan sponsors are concerned about rising costs for specialty drugs — biologic medications that require special handling. Our world-class specialty platform and high-touch care model allow us to excel in delivery of core services required by patients' unique needs. We are committed to driving innovation, and our behavior-centric approach to influence patient choices is particularly well-suited to specialty patients, especially since adherence is so vitally important.

Looking to the Future

As we look to the key drivers that will help our clients control costs and eliminate waste, we see tremendous opportunities. For example, we believe our industry-leading generic fill rate is still far below the potential in several key therapy classes. Maximizing the generic fill rate in several strategic therapy classes could result in as much as $42 billion in savings for the country as a whole without compromising health outcomes. On another front, the potential exists to improve medication compliance, and we strive each day to improve patients' adherence levels to promote superior health outcomes. In addition, patients are not taking full advantage of the savings and convenience offered by Home Delivery. As a result, we're using insights we've gained from our work in behavioral economics to better communicate with members and improve penetration levels. And finally, we believe that specialty pharmacy provides opportunities to achieve exceptional outcomes for patients through superior clinical care delivered through our world-class platform — all while managing trend for our plan sponsors in this fast-growing sector of pharmacy spend.

Looking externally at our industry, we believe that our business model of delivering better health and value complements Washington's call for healthcare reform. Our longstanding commitment to independent, evidence-based research and our leadership in the application of behavioral economics to healthcare issues position us well to benefit from many of the administration's initiatives.

A priority for the administration is to increase access for the uninsured to healthcare coverage, which opens a new market for us to serve. We are also encouraged by the bipartisan support we've seen for creation of a pathway to introduce generic versions of expensive biotech drugs. The availability of these lower-cost drugs will significantly change the industry landscape and provide opportunities to leverage our expertise in innovative ways.

The legislature is also focused on development and adoption of health information technology, including e-prescribing, which will lead to increased safety, improved drug mix and channel choice, better therapy adherence and a reduction in corporate overhead. Recent healthcare legislation encourages more rapid adoption of e-prescribing by physicians.

In today's economic environment, clients need us more than ever to optimize management of their pharmacy spend, and our behavior-centric approach is already proving successful. We believe this new approach, based upon advanced understanding of human behavior, coupled with a broad spectrum of knowledge, applications and communications, will deliver superior clinical results and greater value than our PBM competitors can offer. As we look to the future, we believe we are well-positioned in the PBM space and have room to run in generating significant value for our clients, as well as superior returns for our stockholders.



George Paz
Chairman, President and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008, OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ___________ TO ___________.

Commission File Number: 0-20199

EXPRESS SCRIPTS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**43-1420563** (I.R.S. Employer Identification No.)
One Express Way, St. Louis, MO (Address of principal executive offices)	**63121** (Zip Code)

Registrant's telephone number, including area code: (314) 996-0900

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of each exchange on which registered
Common Stock $0.01 par value	Nasdaq Global Select Market
Preferred Share Purchase Rights	

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes _X_ No ___

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ___ No _X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation of S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [X]	Accelerated filer [ ]
Non-accelerated filer [ ]	Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No _X_

The aggregate market value of Registrant's voting stock held by non-affiliates as of June 30, 2008, was $15,264,424,000 based on 243,374,000 such shares held on such date by non-affiliates and the average sale price for the Common Stock on such date of $62.72 as reported on the Nasdaq Global Select Market. Solely for purposes of this computation, the Registrant has assumed that all directors and executive officers of the Registrant are affiliates of the Registrant. The Registrant has no non-voting common equity.

Common stock outstanding as of January 31, 2009: 247,676,000 Shares

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates by reference portions of the definitive proxy statement for the Registrant's 2009 Annual Meeting of Stockholders, which is expected to be filed with the Securities and Exchange Commission not later than 120 days after the registrant's fiscal year ended December 31, 2008.

Information included in or incorporated by reference in this Annual Report on Form 10-K, other filings with the Securities and Exchange Commission (the "SEC") and our press releases or other public statements, contain or may contain forward looking statements. Please refer to a discussion of our forward looking statements and associated risks in "Item 1—Business—Forward Looking Statements and Associated Risks" and "Item 1A—Risk Factors" in this Annual Report on Form 10-K.

PART I
THE COMPANY

Item 1 — Business

Industry Overview

Prescription drugs play a significant role in healthcare and today constitute the first line of treatment for many medical conditions. As pharmaceutical research opens the potential for even more effective drugs, demand can be expected to increase. For millions of people, prescription drugs equate to the hope of improved health and quality of life. At the same time, prescription drug costs are shaping one of the most persistent challenges to health care financing. Even as pharmaceutical development opens new paths to better healthcare, we confront the possibility that high costs may limit access to these therapies.

Employer total medical costs continue to outpace the rate of overall inflation. Prescription drug costs accounted for approximately 10.3% of United States health care expenditures in 2008 and are expected to increase to about 12.1% in 2017 according to the Centers for Medicare & Medicaid ("CMS") estimates. In response to cost pressures being exerted on health benefit providers such as managed care organizations, health insurers, employers and unions, we develop innovative strategies designed to keep medications affordable. As evidence of these strategies, our annual per member drug spending increased by only 2.7% in 2008, compared to the 5.5% increase in 2007.

Plan sponsors who are more aggressive in taking advantage of our effective tools to manage drug spend have seen actual reduction in their prescription drug trend while preserving healthcare outcomes. Greater use of generic drugs and lower-cost brand drugs reduced spending to levels never seen before for commercially insured consumers and their employers. Our leading generic penetration rate of 66.1% for 2008 was 2.4% above the national rate of 63.7% (based on estimates for the twelve month period through September 2008), resulting in lower drug spending for both members and plan sponsors.

We help health benefit providers address access and affordability concerns resulting from rising drug costs while helping to improve healthcare outcomes. We manage the cost of the drug benefit by performing the following functions:

- evaluating drugs for price, value and efficacy in order to assist clients in selecting a cost-effective formulary;
- leveraging purchasing volume to deliver discounts to health benefit providers;
- promoting the use of generics and low-cost brands; and
- offering cost-effective home delivery pharmacy and specialty services which result in drug-cost savings for plan sponsors and co-payment savings for members.

We work with clients, manufacturers, pharmacists and physicians to increase efficiency in the drug distribution chain, to manage costs in the pharmacy benefit, and to improve members' health outcomes and satisfaction.

Pharmacy benefit management ("PBM") companies combine retail pharmacy claims processing, formulary management and home delivery pharmacy services to create an integrated product offering to manage the prescription drug benefit for payors. Some PBMs now provide specialty services to provide treatments for diseases that rely upon high-cost injectible, infused, oral or inhaled drugs which provide a more effective solution than many retail pharmacies. PBMs also have broadened their service offerings to include compliance programs, outcomes research, drug therapy management programs, sophisticated data analysis and other distribution services.

Company Overview

We are one of the largest PBMs in North America and we provide a full range of services to our clients, which include HMOs, health insurers, third-party administrators, employers, union-sponsored benefit plans, workers' compensation plans and government health programs.

Our PBM services include:

- retail network pharmacy management
- retail drug card programs
- home delivery pharmacy services
- benefit design consultation
- drug utilization review
- drug formulary management programs
- compliance and therapy management programs for our clients

Services from our Specialty and Ancillary Services ("SAAS") segment, which consists of the Specialty operations of CuraScript, Inc. ("CuraScript") and our Specialty Distribution Services ("SDS") and Phoenix Marketing Group LLC ("PMG") lines of business, include:

- delivery of injectible biopharmaceutical products to patients' homes, physician offices, and certain associated patient care services
- distribution of pharmaceuticals and medical supplies to providers and clinics
- bio-pharma services including reimbursement and customized logistics solutions
- distribution of pharmaceuticals to low-income patients through pharmaceutical manufacturer-sponsored and company-sponsored generic patient assistance programs
- distribution of pharmaceuticals requiring special handling or packaging including infertility pharmaceuticals
- distribution of sample units to physicians and verification of practitioner licensure

Our revenues are generated primarily from the delivery of prescription drugs through our contracted network of retail pharmacies, home delivery pharmacy services and SAAS services. Revenues from the delivery of prescription drugs to our members represented 98.7% of revenues in 2008 and 98.6% in both 2007 and 2006. Revenues from services, such as the fees associated with the administration of retail pharmacy networks contracted by certain clients, market research programs, medication counseling services, certain specialty distribution services, and sample fulfillment and sample accountability services, comprised the remainder of our revenues.

Prescription drugs are dispensed to members of the health plans we serve primarily through networks of retail pharmacies that are under non-exclusive contracts with us and through the three home delivery fulfillment pharmacies and eight specialty drug pharmacies we operated as of December 31, 2008. More than 60,000 retail pharmacies, which represent more than 95% of all United States retail pharmacies, participate in one or more of our networks. The top ten retail pharmacy chains represent approximately 60% of the total number of stores in our largest network.

We were incorporated in Missouri in September 1986, and were reincorporated in Delaware in March 1992. Our principal executive offices are located at One Express Way, Saint Louis, Missouri, 63121. Our telephone number is (314) 996-0900 and our web site is www.express-scripts.com.

Products and Services

Pharmacy Benefit Management Services

Overview. Our PBM services involve the management of outpatient prescription drug use to foster high quality, cost-effective pharmaceutical care. We offer our PBM services to our clients in the United States and Canada. Our PBM services include:

- retail network pharmacy management
- retail drug card programs
- home delivery pharmacy services
- benefit design consultation
- drug utilization review
- drug formulary management programs
- compliance and therapy management programs for our clients

We consult with our clients to assist them in selecting plan design features that balance the client's requirements for cost control with member convenience. For example, some clients receive a smaller discount on pricing in the retail pharmacy network or home delivery pharmacy in exchange for receiving all or a larger share of the pharmaceutical manufacturer rebates. Other clients receive a greater discount on pricing at the retail pharmacy network or home delivery pharmacy in exchange for a smaller share of the pharmaceutical manufacturer rebates.

During 2008, 82.9% of our revenues were derived by our PBM operations, compared to 83.4% and 84.1% during 2007 and 2006, respectively. The number of retail pharmacy network claims processed and the number of home delivery pharmacy claims remained relatively constant from 2007 to 2008. This is primarily due to the expected client attrition of discount card programs and other low margin clients and decreased utilization due to the current economic environment, roughly offsetting the addition of new clients.

Retail Pharmacy Network Administration. We contract with retail pharmacies to provide prescription drugs to members of the pharmacy benefit plans we manage. In the United States, we negotiate with pharmacies to discount the price at which they will provide drugs to members. We manage national and regional networks in the United States that are responsive to client preferences related to cost containment, convenience of access for members, and network performance. We also manage networks of pharmacies that are customized for or under direct contract with specific clients. In addition, we have contracted Medicare Part D provider networks to comply with CMS access requirements for the Medicare Part D Prescription Drug Program.

All retail pharmacies in our pharmacy networks communicate with us online and in real-time to process prescription drug claims. When a member of a plan presents his or her identification card at a network pharmacy, the network pharmacist sends the specified member and prescription information in an industry-standard format through our systems, which will process the claim and send a response back to the pharmacy. The electronic processing of the claim includes, among other things, the following:

- confirming the member's eligibility for benefits under the applicable health benefit plan and the conditions to or limitations of coverage
- performing a concurrent drug utilization review and alerting the pharmacist to possible drug interactions and reactions or other indications of inappropriate prescription drug usage
- updating the member's prescription drug claim record
- if the claim is accepted, confirming to the pharmacy that it will receive payment for the drug dispensed according to its provider agreement with us
- informing the pharmacy of the co-payment amount to be collected from the member based upon the client's plan design and the remaining payable amount due to the pharmacy from the plan

Patient Services. As of December 31, 2008, we operated three home delivery pharmacies to dispense prescription drugs located in Maryland Heights, Missouri; Bensalem, Pennsylvania; and Tempe, Arizona. In addition to the order processing that occurs at these home delivery pharmacies, we also operate five non-dispensing order processing facilities in Troy, New York; Harrisburg, Pennsylvania; Bensalem, Pennsylvania; Albuquerque,

New Mexico; and Tempe, Arizona. In addition, we operated eight contact centers located in Bloomington, Minnesota; Farmington Hills, Michigan; Harrisburg, Pennsylvania; St. Mary's, Georgia; Tempe, Arizona; Orlando, Florida; St. Louis, Missouri; and Pueblo, Colorado. Our pharmacies provide patients with convenient access to maintenance medications and enable us to manage our clients' drug costs through operating efficiencies and economies of scale. Through our home delivery pharmacies, we are directly involved with the prescriber and patient and, as a result, we believe we are generally able to achieve a higher level of generic substitutions and therapeutic interventions than can be achieved through the retail pharmacy networks.

Patient Care Contact Centers. Although we contract with health plans, the ultimate recipients of many of our services are the members of these health plans. We believe client satisfaction is dependent upon patient satisfaction. Domestic patients can call us toll-free, 24 hours a day, 7 days a week, to obtain information about their prescription drug plan from our trained patient care advocates and pharmacists.

Benefit Plan Design and Consultation. We offer consultation and financial modeling to assist our clients in selecting benefit plan designs that meet their needs for member satisfaction and cost control. The most common benefit design options we offer to our clients are:

- financial incentives and reimbursement limitations on the drugs covered by the plan, including drug formularies, tiered co-payments, deductibles or annual benefit maximums
- generic drug utilization incentives
- incentives or requirements to use only certain network pharmacies or to order certain maintenance drugs (e.g., therapies for diabetes, high blood pressure, etc.) only for home delivery
- reimbursement limitations on the amount of a drug which can be obtained in a specific period
- utilization management programs such as step therapy and prior authorization, that focus the use of medications according to clinically developed algorithms
- behavior-centric programs that drive adoption of generics, better therapy adherence and greater use of home delivery

The client's choice of benefit design is entered into our electronic claims processing system, which applies the plan design parameters as claims are submitted and enables our clients and us to monitor the financial performance of the plan.

Formulary Development, Compliance and Therapy Management. Formularies are lists of drugs to which benefit design is applied under the applicable plan. We have many years of formulary development expertise and maintain an extensive clinical pharmacy department.

Our foremost consideration in the formulary development process is the clinical appropriateness of the particular drugs. In developing formularies, we first perform a rigorous assessment of the available evidence regarding the drug's safety and clinical effectiveness. No new drug is added to the formulary until it is approved by our National Pharmacy & Therapeutics Committee ("P&T Committee") – a panel composed of nineteen independent physicians and pharmacists in active clinical practice, representing a variety of specialties and practice settings, typically with major academic affiliations. We fully comply with the P&T Committee's clinical recommendations. In making its clinical recommendation, the P&T Committee has no knowledge of information regarding the discount or rebate arrangement we might negotiate with the manufacturer. This is designed to ensure the clinical recommendation is not affected by our financial arrangements. After the clinical recommendation is made, the drugs are evaluated on an economic basis to determine optimal cost-effectiveness.

We administer a number of different formularies for our clients. The use of formulary drugs is encouraged through various benefit design features. Historically, many clients selected a plan design that included an open formulary in which all drugs were covered by the plan. Today, a majority of our clients select formularies which are designed to be used with various financial or other incentives, such as three-tier co-payments, that drive the selection of formulary drugs over their non-formulary alternatives. Some clients select closed formularies, in which benefits are available only for drugs listed on the formulary. In 2008, about 77% of all claims fell into three-tier or closed categories compared to 76% for 2007 and 75% for 2006. Use of formulary drugs can be encouraged in the following ways:

- through plan design features, such as tiered co-payments, which require the member to pay a higher amount for a non-formulary drug
- by employing a behavior-centric approach to understand and communicate with members
- by educating members and physicians with respect to benefit design implications
- by promoting the use of lower cost generic alternatives
- by implementing utilization management programs such as step therapy and prior authorization, that focus the use of medications according to clinically developed algorithms

We also provide formulary compliance services to our clients. For example, if a doctor has prescribed a drug that is not on a client's formulary, we notify the pharmacist through our claims processing system. The pharmacist may then contact the doctor to attempt to obtain the doctor's consent to change the prescription to the appropriate formulary product. The doctor has the final decision-making authority in prescribing the medication.

We also offer innovative clinically based intervention programs to assist and manage patient quality of life, client drug trend, and physician communication/education. These programs encompass comprehensive point of service and retrospective drug utilization review, physician profiling, academic detailing, prior authorization, disease care management, and clinical guideline dissemination to physicians.

Behavior Centric Approach (Consumerology). During 2008, we established the Center for Cost-Effective Consumerism to provide insight into how consumers make decisions about healthcare. We have learned financial incentives alone are not sufficiently effective to motivate necessary change. The key is an advanced understanding of human behavior that treats members as individuals.

We are employing principles of behavioral economics to develop new approaches that drive adoption of generics, better therapy adherence and greater use of home delivery. These new programs have been well received by our plan sponsor clients. We are conducting pilots to test these principles, and using the insights acquired to further improve how members use their pharmacy benefit, stay compliant with their medications and save money for themselves and their plan sponsors.

Information Reporting and Analysis Programs. Through the use of sophisticated information and reporting systems we are better able to manage the prescription drug benefit. We analyze prescription drug data to identify cost trends and budget for expected drug costs, assess the financial impact of plan design changes and assist clients in identifying costly utilization patterns through an online prescription drug decision support tool.

We offer education programs to members in managing clinical outcomes and the total health care costs associated with certain conditions such as asthma, diabetes and cardiovascular disease. These programs are based on the premise that better informed patient and physician behavior can positively influence medical outcomes and reduce overall medical costs. We identify patients who may benefit from these programs through claims data analysis or self-enrollment.

We offer a tiered approach to member education and wellness, ranging from information provided through our internet site, to educational mailings, to our intensive one-on-one registered nurse or pharmacist counseling. The programs include providing patient profiles directly to their physicians, as well as measurements of the clinical, personal and economic outcomes of the programs.

Rebate Programs. We develop, manage and administer rebate programs that allow pharmaceutical manufactures to provide rebates and administrative fees based on utilization of their products by members of our clients' benefit plans. The rebate portion that the client receives varies in accordance with each client contract.

Our rebates are determined based on the characteristics of the formulary design selected by the client and their pharmacy benefit structure. The amount of rebates generated by these types of programs is a function of the particular product dispensed and the level of utilization that occurs. Manufacturers participating in our rebate programs pay us administrative fees in connection with the services and systems we provide through the rebate program.

Electronic Claims Processing System. Our electronic claims processing system enables us to implement sophisticated intervention programs to assist in managing prescription drug utilization. The system can alert the pharmacist to generic substitution and therapeutic intervention opportunities as well as formulary compliance issues, or administer prior authorization and step-therapy protocol programs at the time a claim is submitted for processing. Our claims processing system also creates a database of drug utilization information that can be accessed both at the time the prescription is dispensed and also on a retrospective basis to analyze utilization trends and prescribing patterns for more intensive management of the drug benefit.

Consumer Health and Drug Information. We maintain a public website, www.DrugDigest.org, dedicated to helping consumers make informed decisions about using drugs. Much of the information on DrugDigest.org is written by pharmacists – primarily doctors of pharmacy who are also affiliated with academic institutions. We continually work to expand the interactive tools available on DrugDigest.org which provide consumers an opportunity to take an even more active role in maintaining their own health. The information on DrugDigest.org includes:

- a drug interaction checker
- a drug side effect comparison tool
- tools to check for less expensive generic and alternative drugs
- audible drug name pronunciations
- comparisons of different drugs used to treat the same health condition
- information on health conditions and their treatments
- instructional videos showing administration of specific drug dosage forms
- monographs on drugs and dietary supplements
- photographs of pills and capsules
- interactive care pathways and health risk assessments

Many features of DrugDigest.org are available in the limited-access member website at www.express-scripts.com. The member website gives our clients' members access to personalized current and, in many cases, previous drug histories. Members can use the interactive tools from DrugDigest.org to check for drug interactions and find possible side effects for all of the drugs they take.

To facilitate communications between members and physicians, health condition information from DrugDigest.org has been compiled into "For Your Physician Visit" which is available on the member website. Using it, members complete and print appropriate checklists on conditions such as diabetes and depression. Discussing the completed checklists gives both the member and the physician a better understanding of the member's true health status. Information on DrugDigest.org does not constitute part of this document.

SAAS Services

Overview. Our SAAS segment includes the Specialty operations of CuraScript, and our SDS and PMG lines of business. Through our SAAS segment we provide specialty services, including delivery of injectible drugs to patient homes, physician offices and certain associated patient care services; distribution of pharmaceuticals and medical supplies to providers and clinics; and bio-pharma services including reimbursement and customized logistics solutions. The SAAS segment also includes distribution of specialty pharmaceuticals requiring special handling or packaging; distribution of pharmaceuticals to low-income patients through manufacturer-sponsored branded and company-sponsored generic patient assistance programs; and distribution of sample units to physicians and verification of practitioner licensure. During 2008, 17.1% of our revenues were derived from SAAS services, compared to 16.6% and 15.9% during 2007 and 2006, respectively.

Collectively under the CuraScript name, we now operate four integrated brands that service the patient through multiple paths: Payors, Providers, and Pharma. CuraScriptSP operates specialty pharmacies in eight states with primary operations located in Orlando, Florida. These locations provide patient care and direct specialty home delivery to our patients. CuraScriptSD provides specialty distribution of pharmaceuticals and medical supplies direct to providers and clinics and operates a Group Purchasing Organization ("GPO") for many of our clients. We currently operate CuraScriptSD, a specialty distribution center located in Grove City, OH. FreedomFP provides fertility services to both providers and patients and is located in Byfield, MA. Finally, HealthBridge provides Bio-Pharma services including reimbursement and customized logistics solutions. We believe in total, the collective CuraScript brands position us solidly within the Specialty market.

Discontinued Operations. On June 30, 2008, we completed the sale of CuraScript Infusion Pharmacy, Inc. ("IP"), our infusion pharmacy line of business, for $27.5 million and recorded a pre-tax gain of approximately $7.4 million. The gain is included in net loss from discontinued operations, net of tax in the consolidated statement of income for the year ended December 31, 2008. IP was identified as available for sale during the fourth quarter of 2007 as we considered it non-core to our future operations. IP had previously been reported in our SAAS segment.

In connection with the classification of IP as a discontinued operation, we recorded a charge of $34.0 million in the fourth quarter of 2007, the majority of which reflects the IP goodwill and intangible asset impairment losses and the subsequent write-down of IP assets to fair market value (see—"Critical Accounting Policies—Asset Impairment").

On April 4, 2008, we completed the sale of Custom Medical Products, Inc. ("CMP") and recorded a pre-tax loss of approximately $1.3 million which is included in net loss from discontinued operations, net of tax in the consolidated statement of income for the year ended December 31, 2008. CMP had previously been reported in our SAAS segment.

Payor Services. We offer health plan providers and their members customized disease-specific treatment programs which cover both pharmacy and medical benefits. In addition to helping payors design a customized plan, we assist with eligibility review, prior authorization coordination, monitoring and reporting of patient therapy adherence as well as electronic claims processing and billing. Our monitoring and reporting of patient therapy includes clinical tracking, plan-specific reports, and provider treatment and dispensing patterns. We are able to provide a clinical and financial picture of plan members with chronic illnesses which measures pharmacy expenses and patients' treatment progress.

Physician Services. Through our CuraScriptSD business unit we provide distribution services primarily to office and clinic-based physicians treating chronic disease patients who regularly order high-dollar-value pharmaceuticals. We are able to provide to these physicians competitive pricing on pharmaceuticals and medical supplies.

Biotech Services. In the *PhRMA 2008 Report on Medicines in Development*, there were more than 600 biotech drugs in clinical trials or under review by the United States Food and Drug Administration at the end of 2008. For new biopharmaceuticals being launched, we can provide biotech manufacturers product distribution management services. We design strategies tailored to each product's needs with a focus on identifying opportunities to educate the marketplace regarding drug effectiveness, proper utilization and payor acceptance.

Other Services. We also provide a range of centralized supply chain services which can include sampling programs, patient assistance programs, and clinical trial assistance as well as specialized shipping and storage and customized dosing.

We are a leader in sample accountability, database management and practitioner verification services for the pharmaceutical industry, operating the nation's largest prescription drug sample fulfillment business.

We provide specialty distribution services, consisting of the distribution of, and creation of a database of information for, products requiring special handling or packaging, products targeted to a specific physician or patient population, and products distributed to low-income patients. Our services include eligibility, fulfillment, inventory, insurance verification/authorization and payment. We also administer sample card programs for certain manufacturers where the ingredient costs of pharmaceuticals dispensed from retail pharmacies are included in revenues, as well as costs of revenues. These services are provided from our Maryland Heights, Missouri facility.

Segment Information

We report segments on the basis of services offered and have determined we have two reportable segments: PBM and SAAS. Our domestic and Canadian PBM operating segments have similar characteristics and as such have been aggregated into a single PBM reporting segment. Our SAAS segment includes the Specialty operations of CuraScript, and our SDS and PMG lines of business. Information regarding our segments appears in Note 14 of the notes to our consolidated financial statements and is incorporated by reference herein.

Suppliers

We maintain an inventory of brand name and generic pharmaceuticals in our home delivery pharmacies and biopharmaceutical products in our specialty pharmacies and distribution centers to meet the needs of our patients whether they are being treated for rare or chronic diseases. If a drug is not in our inventory, we can generally obtain it from a supplier within one business day. We purchase pharmaceuticals either directly from manufacturers or through authorized wholesalers. Currently, approximately 98% of our branded pharmaceutical purchases by our home delivery pharmacies and approximately 75% of our purchases by our SAAS segment are through one wholesaler. Generic pharmaceuticals are generally purchased directly from manufacturers.

Clients

We are a provider of PBM services to several market segments. Our clients include HMOs, health insurers, third-party administrators, employers, union-sponsored benefit plans, workers' compensation plans and government health programs. We provide Specialty services to customers who also include HMOs, health insurers, third-party administrators, employers, union-sponsored benefit plans, government health programs, office-based oncologists, renal dialysis clinics, ambulatory surgery centers, primary care physicians, retina specialists, and others.

Our top five clients collectively represented 18.2%, 18.1%, and 19.6% of revenues during 2008, 2007 and 2006 respectively. None of our clients accounted for 10% or more of our consolidated revenues in fiscal years 2008, 2007 or 2006.

Medicare Prescription Drug Coverage

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "MMA") created the federal Voluntary Prescription Drug Benefit Program under "Part D" of the Social Security Act. Since January 1, 2006, eligible Medicare beneficiaries have been able to obtain prescription drug coverage under Part D by enrolling in a prescription drug plan ("PDP") or a "Medicare Advantage" plan that offers prescription drug coverage (an "MA-PD"). In addition, the MMA created an opportunity for employers offering eligible prescription drug coverage for their Medicare-eligible members to receive a subsidy payment by enrolling in the Retiree Drug Subsidy ("RDS") program. To claim the subsidy, the beneficiaries that an employer claims cannot be enrolled in a PDP or MA-PD.

Our services support clients who have elected to become a PDP or an MA-PD. In addition, we support the needs of employers who enroll in the RDS program. We provide PBM services to these clients as well as Part D functions that include managing member out of pocket costs, creation of Explanation of Benefits of the prescription data event, medication therapy management services, and various reporting required by CMS.

In 2006, we were approved by CMS to function as a Part D PDP plan sponsor, offering prescription drug coverage to Employer Group Waiver Plans, through our wholly owned subsidiary, Express Scripts Insurance Company. Beginning January 1, 2007, our PDP offered prescription drug coverage nationally and in Puerto Rico. In 2008, the requirement changed no longer requiring us to offer a plan to the individual market. Therefore beginning in 2008, we only offer coverage to Employer Group Waiver Plans. The Express Scripts Insurance Company is licensed by the Arizona Department of Insurance as a Disability Insurer which meets the CMS requirements of a risk-bearing entity regulated under state insurance laws or similar statutes.

Acquisitions and Joint Ventures

On July 22, 2008, we completed the acquisition of the Pharmacy Services Division of MSC - Medical Services Company ("MSC"), a privately held PBM, for a purchase price of $251.0 million, which includes a purchase price adjustment for working capital and transaction costs. MSC is a leader in providing PBM services to clients providing workers' compensation benefits. The transaction was accounted for under the provisions of Financial Accounting Standards ("FAS") 141, "Business Combinations." The purchase price was funded through internally generated cash and temporary borrowings under our revolving credit facility. This acquisition is reported as part of our PBM segment and did not have a material effect on our consolidated financial statements (see Note 3).

We are one of the founders of RxHub, an electronic exchange enabling physicians who use electronic prescribing technology to link to pharmacies, PBM companies, and health plans. On July 1, 2008, the merger of RxHub and SureScripts was announced. The new organization will enable physicians to securely access health information when caring for their patients through a fast and efficient health exchange. We have retained one-sixth ownership in the merged company. Due to the decreased ownership percentage, the investment is being recorded using the cost method, under which dividends are the basis of recognition of earnings from an investment. This change did not have a material effect on our consolidated financial statements.

On October 10, 2007, we purchased Connect Your Care, LLC ("CYC"), a leading provider of consumer directed healthcare technology solutions to the employer, health plan and financial services markets. The purchase price was funded through internally generated cash. The purchase agreement includes an earnout provision, payable after three years based on the performance of the business. This acquisition is reported as part of our PBM segment, and did not have a material effect on our consolidated financial statements.

We regularly review potential acquisitions and affiliation opportunities. We believe available cash resources, bank financing or the issuance of additional common stock or other securities could be used to finance future acquisitions or affiliations. There can be no assurance we will make new acquisitions or establish new affiliations in 2009 or thereafter. (see "Liquidity and Capital Resources – Acquisitions and Related Transactions").

Company Operations

General. As of December 31, 2008, our PBM segment operated three dispensing home delivery pharmacies, five non-dispensing order processing centers, and eight patient contact centers out of leased and owned facilities; and our SAAS segment operated eight specialty drug pharmacies. Electronic pharmacy claims processing takes place at facilities owned by Electronic Data Systems Corp. ("EDS"). At our Canadian facilities, we have sales and marketing, client services, pharmacy help desk, clinical, network contracting and management, and certain management information systems capabilities.

Sales and Marketing. In the United States, our sales managers and directors market and sell PBM services, supported by a team of client-service representatives, clinical pharmacy managers, and benefit analysis consultants. This team works with clients to make prescription drug use safer and more affordable. A dedicated sales staff cross-markets SAAS services to our PBM clients. In addition, sales personnel dedicated to our SAAS segment use direct marketing to generate new customers and solidify existing customer relationships. In Canada, marketing and sales efforts are conducted by our staff based in Mississauga, Ontario and Montreal, Quebec.

Network Contracting and Management. Our Network Contracting and Management group is responsible for contracting and administering our pharmacy networks. To participate in our retail pharmacy networks, pharmacies must meet certain qualifications, including the requirement that all applicable, credentialing state and/or licensing requirements are being maintained. Pharmacies can contact our pharmacy help desk toll-free, 24 hours a day, 7 days a week, for information and assistance in filling prescriptions for our clients' members. In addition, our Network Contracting and Management group audits pharmacies in the retail pharmacy networks to determine compliance with the terms of their contracts.

Clinical Support. Our staff of highly-trained pharmacists and physicians provides clinical support for our

PBM services. These health care professionals are responsible for a wide range of activities including tracking the drug pipeline; identifying emerging medication-related safety issues and notifying physicians, clients, and patients (if appropriate); providing drug information services; formulary management; development of utilization management, safety (concurrent and retrospective drug utilization review), and other clinical interventions that identify and/or contact physicians, pharmacists, or patients.

Our staff works closely with the P&T Committee during development of our formulary and selected utilization management programs. The P&T Committee ensures our decisions are evidence-based, clinically sound, and meet the current standard of medical practice. The P&T Committee's guidance results in decisions which are clinically appropriate and not merely superseded by financial considerations.

We have a research team whose mission is to conduct timely, rigorous and objective research that supports evidence-based pharmacy benefit management. Using pharmacy and medical claims data together with member surveys, the research department conducts studies to evaluate clinical, economic and member impact of pharmacy benefits. The release of our *2007 Annual Drug Trend* report in April 2008 marked our eleventh consecutive year of tracking prescription drug trends. Based on a large sample of our membership, the *2007 Annual Drug Trend* report not only examines trends in pharmaceutical utilization and cost, it also investigates the factors that underlie those trends. The current *2007 Annual Drug Trend* report and results of our other studies are shared at our annual Outcomes Conference. We also present at other client forums, speak at professional meetings and publish in health-related journals.

Information Technology. Our Information Technology department supports our pharmacy claims processing systems, our specialty pharmacy systems and other management information systems essential to our operations. Uninterrupted point-of-sale electronic retail pharmacy claims processing is a significant operational requirement for us. Claims for our PBM segment are presently processed in the United States through systems which are maintained, managed and operated domestically by EDS. Canadian claims are processed through systems maintained and operated by IBM and managed by us. We believe we have substantial capacity for growth in our United States and Canadian claims processing facilities.

Specialty pharmacy operations are supported by multiple pharmacy systems which are maintained, managed and operated internally. We have integrated the business to a common set of shared services and infrastructure, data processing centers, and disaster recovery.

We leverage EDS and SunGard Recovery Services to provide certain disaster recovery services for systems located at the EDS data centers. For systems not covered by an EDS and SunGard Recovery Services arrangement, such as our specialty pharmacy data centers, our corporate disaster recovery organization manages internal recovery services.

Competition

There are a number of other PBMs in the United States against which we compete. Some of these are independent PBMs, such as Catalyst RX, Medco, and MedImpact. Others are owned by managed care organizations such as Aetna Inc., CIGNA Corporation, Prime Therapeutics and Wellpoint Health Networks Inc. Some are owned by retail pharmacies, such as Caremark (owned by CVS), Rite Aid Health Solutions and Walgreens Health Initiatives. Wal-Mart Stores, Inc. may continue to engage in certain activities competitive with PBMs. We also compete against specialized providers, such as Argus and SXC Health Solutions. Some of these competitors may have greater financial, marketing and technological resources. In addition, other companies may enter into the business and become increasingly competitive as there are no meaningful barriers to entry.

Government Regulation and Compliance

Many aspects of our businesses are regulated by federal and state laws and regulations. Since sanctions may be imposed for violations of these laws, compliance is a significant operational requirement and we maintain a comprehensive Compliance program. We believe we are operating our business in substantial compliance with all existing legal requirements material to the operation of our businesses. There are, however, significant uncertainties involving the application of many of these legal requirements to our business. In addition, there are numerous proposed health care laws and regulations at the federal and state levels, many of which could adversely affect our business or financial position. We are unable to predict what additional federal or state legislation, regulatory, or enforcement initiatives may be enacted or taken in the future relating to our business or the health care industry in general, or what effect any such legislation, regulations, or actions might have on us. We cannot provide any assurance that federal or state governments will not impose additional restrictions or adopt interpretations of existing laws that could have a material adverse effect on our consolidated results of operations, consolidated financial position and/or consolidated cash flow from operations.

Pharmacy Benefit Management Regulation Generally. Certain federal and state laws and regulations affect or may affect aspects of our PBM business. Among the laws and regulations that may impact our business are the following:

Anti-Kickback Laws. Subject to certain exceptions and "safe harbors," the federal anti-kickback statute generally prohibits, among other things, knowingly and willfully paying or offering any payment or other remuneration to induce a person to purchase, lease, order, or arrange for (or recommend purchasing, leasing, or ordering) items (including prescription drugs) or services reimbursable in whole or in part under Medicare, Medicaid or another federal health care program. Several states also have similar laws, some of which apply similar anti-kickback prohibitions to items or services reimbursable by non-governmental payors. Sanctions for violating these federal and state anti-kickback laws may include criminal and civil fines and exclusion from participation in the federal and state healthcare programs.

The federal anti-kickback statute has been interpreted broadly by courts, the Office of Inspector General ("OIG") within the Department of Health and Human Services ("HHS"), and administrative bodies. Because of the federal statute's broad scope, federal regulations establish certain "safe harbors" from liability. A practice that does not fall within a safe harbor is not necessarily unlawful, but may be subject to scrutiny and challenge. Anti-kickback laws have been cited as a partial basis, along with state consumer protection laws discussed below, for investigations and multi-state settlements relating to financial incentives provided by drug manufacturers to retail pharmacies in connection with "product conversion" programs.

Self-Referral Laws. The federal physician self-referral law, known as the "Stark Law," prohibits physicians from referring Medicare or Medicaid beneficiaries for "designated health services" (which include, among other things, outpatient prescription drugs) to an entity with which the physician or an immediate family member of the physician has a financial relationship and prohibits the entity receiving a prohibited referral from presenting a claim to Medicare or Medicaid for the designated health service furnished under the prohibited referral. Our home delivery pharmacies dispense certain outpatient prescription drugs that may be directly or indirectly reimbursed by the Medicare or Medicaid programs, potentially making us subject to the Stark Law's requirements with respect to such pharmacy operations. Possible penalties for violation of the Stark Law include denial of payment, refund of amounts collected in violation of the statute, civil monetary penalties and Medicare and Medicaid program exclusion.

Our home delivery services may also be subject to state statutes and regulations that restrict the ability of physicians to refer patients to entities with which they have a financial relationship. These state laws may vary from the federal Stark Law and vary significantly from state to state. Some of these state statutes and regulations apply to items and services reimbursed by private payors. Violation of these laws may result in prohibition of payment for items or services provided, loss of pharmacy or health care provider licenses, fines and criminal penalties.

Prompt Pay Laws. Under Medicare Part D and certain state laws, PBMs are required to pay retail pharmacy providers within established time periods that may be shorter than existing contracted terms, and/or via electronic transfer instead of by check. Changes that require faster payment may have a negative impact on our cash flow from operations. It is anticipated that additional states will consider prompt pay legislation and we cannot predict whether a state or state(s) will adopt such legislation and what effect it will have.

False Claims Act and Related Criminal Provisions. The federal False Claims Act (the "False Claims Act") imposes civil penalties for knowingly making or causing to be made false claims or false records or statements with respect to governmental programs, such as Medicare and Medicaid, in order to obtain reimbursement. Private individuals may bring qui tam or "whistle blower" suits against providers under the False Claims Act, which authorizes the payment of a portion of any recovery to the individual bringing suit. Some federal district courts have interpreted the False Claims Act as applying to claims for reimbursement that violate the anti-kickback statute or federal physician self-referral law under certain circumstances. The False Claims Act generally provides for the imposition of civil penalties and for treble damages, resulting in the possibility of substantial financial penalties. Criminal statutes that are similar to the False Claims Act provide that if a corporation is convicted of presenting a claim or making a statement that it knows to be false, fictitious or fraudulent to any federal agency it may be fined. Some states also have enacted statutes similar to the False Claims Act which may include criminal penalties, substantial fines, and treble damages.

ERISA Regulation. The Employee Retirement Income Security Act of 1974 ("ERISA") regulates certain aspects of employee pension and health benefit plans, including self-funded corporate health plans with respect to which we have agreements to provide PBM services. We believe that the conduct of our business is not generally subject to the fiduciary obligations of ERISA, and our agreements with our clients provide that we are not the fiduciary of the applicable plan. However, there can be no assurance that the U.S. Department of Labor (the "DOL"), which is the agency that enforces ERISA, would not assert that the fiduciary obligations imposed by ERISA apply to certain aspects of our operations or that courts in private ERISA litigation would not so rule.

In addition to its fiduciary provisions, ERISA imposes civil and criminal liability on service providers to health plans and certain other persons if certain forms of illegal remuneration are made or received. These provisions of ERISA are similar, but not identical, to the health care anti-kickback statutes discussed above, although ERISA lacks the statutory and regulatory "safe harbor" exceptions incorporated into the health care statutes. Like the health care anti-kickback laws, the corresponding provisions of ERISA are broadly written and their application to particular cases is often uncertain. See "Item 3 – Legal Proceedings" for discussion of current proceedings involving us relating to these laws or regulations.

On December 13, 2007 the DOL published a proposed regulation relating to Service Provider Disclosures Under ERISA Section 408(b)(2). As proposed, the regulation requires comprehensive disclosure of direct and indirect compensation received by "service providers" to ERISA plans. The company is evaluating the proposed rule. Because we are unable to predict whether this regulation will be adopted, or the final form of such regulation if adopted, we can give no assurance that the implementation of any business changes which may be necessary to comply with such regulations would not have a material adverse effect on our business and financial results.

State Fiduciary Legislation. Statutes have been introduced in several states that purport to declare that a PBM is a fiduciary with respect to its clients. We believe that the fiduciary obligations that such statutes would impose would be similar, but not identical, to the scope of fiduciary obligations under ERISA. To date only two jurisdictions – Maine and the District of Columbia – have enacted such a statute. Our trade association, Pharmaceutical Care Management Association ("PCMA"), filed suit in federal courts in Maine and the District of Columbia alleging, among other things, that the statute is preempted by ERISA with respect to welfare plans that are subject to ERISA. In the Maine case the United States District Court upheld the statute. That decision was affirmed by the United States Court of Appeals for the First Circuit. In the District of Columbia case, the court vacated the preliminary injunctions and granted the District of Columbia's motion for summary judgment. This decision is currently on appeal to the United States Court of Appeals for the D.C. Circuit. Widespread enactment of such statutes could have a material adverse effect upon our financial condition, results of operations and cash flows.

Consumer Protection Laws. Most states have consumer protection laws that previously have been the basis for investigations and multi-state settlements relating to financial incentives provided by drug manufacturers to retail pharmacies in connection with drug switching programs. Such statutes have also been cited as the basis for claims against PBMs either in civil litigation or pursuant to investigations by state Attorneys General. See "Item 3 – Legal Proceedings" for discussion of current proceedings relating to these laws or regulations.

Network Access Legislation. A majority of states now have some form of legislation affecting our ability to limit access to a pharmacy provider network or removal of a network provider. Such legislation may require us or our clients to admit any retail pharmacy willing to meet the plan's price and other terms for network participation ("any willing provider" legislation); or may provide that a provider may not be removed from a network except in compliance with certain procedures ("due process" legislation). We have not been materially affected by these statutes.

Legislation Affecting Plan Design. Some states have enacted legislation that prohibits managed care plan sponsors from implementing certain restrictive benefit plan design features, and many states have introduced legislation to regulate various aspects of managed care plans, including provisions relating to the pharmacy benefit. For example, some states, under so-called "freedom of choice" legislation, provide that members of the plan may not be required to use network providers, but must instead be provided with benefits even if they choose to use non-network providers. Other states have enacted legislation purporting to prohibit health plans from offering members financial incentives for use of home delivery pharmacies. Legislation has been introduced in some states to prohibit or restrict therapeutic intervention, or to require coverage of all FDA approved drugs. Other states mandate coverage of certain benefits or conditions, and require health plan coverage of specific drugs if deemed medically necessary by the prescribing physician. Such legislation does not generally apply to us directly, but it may apply to certain of our clients, such as HMOs and health insurers. If such legislation were to become widely adopted and broad in scope, it could have the effect of limiting the economic benefits achievable through pharmacy benefit management.

Licensure Laws. Many states have licensure or registration laws governing certain types of managed care organizations, including preferred provider organizations ("PPOs"), third party administrators ("TPAs"), and companies that provide utilization review services. The scope of these laws differs from state to state, and the application of such laws to the activities of PBMs often is unclear. We have registered under such laws in those states in which we have concluded that such registration is required. Because of increased regulatory requirements on some of our managed care clients affecting prior authorization of drugs before coverage is approved, we have obtained utilization review licenses in selected states through our subsidiary, ESI Utilization Management Company. Moreover, we have received full accreditation for URAC Pharmacy Benefit Management version 1.0 Standards, which includes quality standards for drug utilization management. In addition, accreditation agencies' requirements for managed care organizations such as the National Committee on Quality Assurance ("NCQA"), and Medicare Part D regulations for PDP and MA-PDPs may affect the services we provide to such organizations.

Legislation regulating PBM activities in a comprehensive manner has been and continues to be considered in a number of states. In the past, certain organizations, such as the National Association of Insurance Commissioners ("NAIC," an organization of state insurance regulators), have considered proposals to regulate PBMs and/or certain PBM activities, such as formulary development and utilization management. While the actions of the NAIC would not have the force of law, they may influence states to adopt model legislation that such organizations promulgate. Certain states have adopted PBM registration and/or disclosure laws and the Company has registered under such laws and will comply with applicable disclosure requirements. In addition to registration laws, some states have adopted legislation mandating disclosure of various aspects of our financial practices, including concerning pharmaceutical company revenue, as well as prescribing processes for prescription switching programs, and client and provider audit terms. Other states are considering similar legislation, and as more states consider these bills it will be difficult to manage the distinct requirements of each.

Legislation and Regulation Affecting Drug Prices. Some states have adopted so-called "most favored nation" legislation providing that a pharmacy participating in the state Medicaid program must give the state the best price that the pharmacy makes available to any third party plan. Such legislation may adversely affect our ability to negotiate discounts in the future from network pharmacies. Other states have enacted "unitary pricing" legislation, which mandates that all wholesale purchasers of drugs within the state be given access to the same discounts and incentives. Such legislation, if enacted in a state where one of our home delivery pharmacies is located, could adversely affect our ability to negotiate discounts on our purchase of prescription drugs to be dispensed by our home delivery pharmacies.

In addition, federal and state agencies and enforcement officials are investigating the effects of pharmaceutical industry pricing practices such as how average wholesale price ("AWP") is calculated and how pharmaceutical manufacturers report their "best price" on a drug under the federal Medicaid rebate program. AWP is a standard pricing benchmark (calculated by a third-party such as First Data Bank or Medispan) used throughout the industry, including us, as a basis for calculating drug prices under our contracts with health plans and pharmacies. Changes to the AWP standard could alter the calculation of drug prices for federal programs. First Data Bank and Medispan are defendants in a class action suit in Federal Court in Boston alleging a conspiracy in the setting of AWP. The parties have entered into a settlement agreement which is awaiting final approval by the judge in the case. The settlement agreement includes an agreement to potentially cease publishing AWP two years after the settlement is final. We are unable to predict whether any such changes will actually occur, and if so, if such changes would have a material adverse impact on our consolidated results of operations, consolidated financial position and/or consolidated cash flow from operations.

Further, the federal Medicaid rebate program requires participating drug manufacturers to provide rebates on all drugs purchased by state Medicaid programs. Manufacturers of brand name products must provide a rebate equivalent to the greater of (a) 15.1% of the "average manufacturer price" ("AMP") paid by wholesalers for products distributed to the retail pharmacy class of trade, or (b) the difference between AMP and the "best price" available to essentially any customer other than the Medicaid program, with certain exceptions. We negotiate rebates with drug manufacturers and, in certain circumstances, sell services to drug manufacturers. Investigations have been commenced, and regulations proposed by certain governmental entities which call into question whether "best prices" were properly calculated and reported with respect to rebates paid by the manufacturers to the Medicaid programs. We are not responsible for such calculations, reports or payments. There can be no assurance, however, that our ability to negotiate rebates with, or sell services to, drug manufacturers will not be materially adversely affected by such investigations or regulations in the future.

Regulation of Financial Risk Plans. Fee-for-service prescription drug plans generally are not subject to financial regulation by the states. However, if a PBM offers to provide prescription drug coverage on a capitated basis or otherwise accepts material financial risk in providing the benefit, laws in various states may regulate the PBM. Such laws may require that the party at risk establish reserves or otherwise demonstrate financial responsibility. Laws that may apply in such cases include insurance laws, HMO laws or limited prepaid health service plan laws. In addition, we own the Express Scripts Insurance Company ("ESIC"). In 2007 ESIC contracted with CMS for Medicare Part D offerings which we provide to employers. We believe ESIC is in compliance in all material respects with the applicable laws of the states in which it is licensed.

Pharmacy Regulation. Our home delivery and specialty pharmacies are licensed to do business as a pharmacy in the state in which they are located. Most of the states into which we deliver pharmaceuticals have laws that require out-of-state home delivery pharmacies to register with, or be licensed by, the board of pharmacy or similar regulatory body in the state. These states generally permit the pharmacy to follow the laws of the state in which the home delivery service is located, although certain states require that we also comply with certain laws in that state. We believe we have registered each of our pharmacies in every state in which such registration is required and that we comply in all material respects with all required laws and regulations. In addition, our pharmacists and nurses are licensed in those states where we believe their activity requires it. Our various pharmacy facilities also maintain certain Medicare and state Medicaid provider numbers as pharmacies providing services under these programs. Participation in these programs requires our pharmacies to comply with the applicable Medicare and Medicaid provider rules and regulations, and exposes the pharmacies to various changes the federal and state governments may impose regarding reimbursement amounts to be paid to participating providers under these programs. In addition, several of our pharmacy facilities are participating providers under the new Part D Medicare program created pursuant to The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). As a condition to becoming a participating provider under Part D of the Act, the pharmacies are required to adhere to certain requirements applicable to the Part D Medicare program.

Other statutes and regulations affect our home delivery operations including the federal and state anti-kickback laws, federal Stark Law and state physician self-referral laws described above. Federal and state statutes and regulations govern the labeling, packaging, advertising and adulteration of prescription drugs and the dispensing of controlled substances. The Federal Trade Commission requires mail order sellers of goods generally to engage in truthful advertising, to stock a reasonable supply of the product to be sold, to fill mail orders within thirty days, and to provide clients with refunds when appropriate. The United States Postal Service has statutory authority to restrict the delivery of drugs and medicines through the mail to a degree that could have an adverse effect on our home delivery operations.

HIPAA and Other Privacy Legislation. Most of our activities involve the receipt or use of confidential medical information concerning individuals. In addition, we use aggregated and anonymized data for research and analysis purposes and in some cases provide access to such data to pharmaceutical manufacturers. Various federal and state laws, including HIPAA, regulate and restrict the use, disclosure and security of confidential medical information and new legislation is proposed from time to time in various states. To date, no such laws have been adopted that adversely impact our ability to provide services, but there can be no assurance that federal or state governments will not enact legislation, impose restrictions or adopt interpretations of existing laws that could have a material adverse effect on our business and financial results. In October of 2008 we received a letter from an unknown person or persons trying to extort money from the company by threatening to expose millions of member records allegedly stolen from our system. The letter included personal information of 75 members, including, in some instances, protected health information. Thereafter we became aware of a small number of our clients who also received threatening letters and which included personal information allegedly stolen from our system. We immediately informed the Federal Bureau of Investigation about all of the threats as well as notifying those members whose information was referenced in the letter and all states attorneys general. In addition, we established a reward of $1 million for the person or persons who provide information resulting in the arrest and conviction of those responsible for these criminal acts. We are not aware of any misuse of personal information or that information relating to any individuals other than those listed in these letters has been accessed by the criminal(s). While we have complied with all State and Federal reporting requirements, there can be no assurance that the unauthorized access of personal information or protected health information will not result in inquiries or action being taken by Federal or State officials.

The Department of Health and Human Services privacy and security regulations under HIPAA impose restrictions on the use and disclosure of individually identifiable health information by certain entities. The security regulations relate to the security of protected health information when it is maintained or transmitted electronically. Other HIPAA requirements relate to electronic transaction standards and code sets for processing of pharmacy claims. We are required to comply with certain aspects of the privacy, security and transaction standard regulations and we believe we are in compliance in all material respects with such regulations to the extent they apply to us.

SAAS Services. Many of the laws and regulations cited above with respect to our PBM activities also apply with respect to our various specialty services. Of particular relevance are the federal and state anti-kickback laws, state pharmacy regulations and HIPAA, which are described above. In addition, as a condition to conducting our wholesale business, we must maintain various permits and licenses with the appropriate state and federal agencies, and we are subject to various wholesale distributor laws that regulate the conduct of wholesale distributors, including, but not limited to, maintaining pedigree papers in certain instances. Finally, one of our lines of services, PMG, conducts certain activities, including the distribution of drug samples, that are subject to the requirements of the federal Prescription Drug Marketing Act and many of the other federal and state laws and regulations discussed above.

Service Marks and Trademarks

We, and our subsidiaries, have registered certain service marks including "EXPRESS SCRIPTS" and "CURASCRIPT" with the United States Patent and Trademark Office. Our rights to these marks will continue so long as we comply with the usage, renewal filings, and other legal requirements relating to the usage and renewal of service marks.

We also have several pending applications for registration for other trademarks and service marks. If we are unable to obtain registrations for any of the pending applications, we believe there would be no material adverse effect on our consolidated results of operations, consolidated financial position, and/or consolidated cash flow from operations.

Insurance

Our PBM operations, including the dispensing of pharmaceutical products by our home delivery pharmacies, our SAAS operations, including the distribution of specialty drugs, and the services rendered in connection with our disease management operations, may subject us to litigation and liability for damages. Commercial insurance coverage is difficult to obtain and cost prohibitive, particularly for certain types of claims. As such, we may maintain significant self-insured retentions when deemed most appropriate and cost effective. We have established certain self-insurance reserves to cover potential claims. There can be no assurance we will be able to maintain our general, professional, or managed care errors and omissions liability insurance coverage in the future or that such insurance coverage, together with our self-insurance reserves, will be adequate to cover potential future claims. A claim, or claims, in excess of our insurance coverage could have a material adverse effect upon our consolidated results of operations, consolidated financial position and/or consolidated cash flow from operations.

Employees

As of December 31, 2008 and 2007, we employed approximately 10,820 and 11,820 employees, respectively, which includes approximately 240 and 220 employees in Canada, respectively. Approximately 1,190 of the United States employees are members of collective bargaining units. Specifically, we employ members of the Service Employees International Union at our Bensalem, Pennsylvania facility; members of the United Auto Workers Union at our Farmington Hills, Michigan facility; members of the American Federation of State, County and Municipal Employees at our Harrisburg, Pennsylvania faciltiy; and members of the United Food and Commercial Workers Union at our Albuquerque, New Mexico facility. We believe our relationships with our employees and the unions that represent them are good.

Executive Officers of the Registrant

Our executive officers and their ages as of February 1, 2009 are as follows:

Name	Age	Position
George Paz	53	Chairman, President, and Chief Executive Officer
Jeffrey Hall	42	Executive Vice President, and Chief Financial Officer
Thomas M. Boudreau	57	Executive Vice President, Law and Strategy
Keith Ebling	40	Executive Vice President, General Counsel and Secretary
Michael Holmes	50	Executive Vice President, Strategy, Human Capital, and Emerging Markets
Edward Ignaczak	43	Executive Vice President, Sales and Marketing
Patrick McNamee	49	Executive Vice President, Operations and Technology
Agnes Rey-Giraud	44	President, International Operations
Kelley Elliott	36	Vice President, Chief Accounting Officer and Controller

Mr. Paz was elected a director of the Company in January 2004 and has served as Chairman of the Board since May 2006. Mr. Paz was first elected President in October 2003 and also assumed the role Chief Executive Officer on April 1, 2005. Mr. Paz joined us and was elected Senior Vice President and Chief Financial Officer in January 1998 and continued to serve as our Chief Financial Officer following his election to the office of President until his successor joined us in April 2004.

Mr. Hall was named Executive Vice President, Chief Financial Officer in April 2008. Prior to joining us, Mr. Hall worked for KLA-Tencor, a leading supplier of process control and yield management solutions. Mr. Hall joined KLA-Tencor in January 2000, most recently serving as Senior Vice President and Chief Financial Officer.

Mr. Boudreau was named Executive Vice President, Law & Strategy in November 2007. Mr. Boudreau was previously elected Senior Vice President, General Counsel and Secretary in October 1994. He served as General Counsel from June 1994 until December 2008. In December 2008, he announced his retirement effective April 1, 2009.

Mr. Ebling was named Executive Vice President, General Counsel and Secretary in December 2008. Prior to being named Executive Vice President, Mr. Ebling served as Vice President of Business Development from October 2007 to December 2008 and also from April 2002 to December 2004. Mr. Ebling served as Vice President and General Counsel of our CuraScript subsidiary from January 2005 to October 2007.

Mr. Holmes was named Executive Vice President, Strategy, Human Capital, and Emerging Markets in November 2008. He was previously named Executive Vice President and Chief Administrative Officer in November 2007. He was elected Senior Vice President and Chief Human Resources Officer in December 2005. Prior to joining us, Mr. Holmes worked for Edward D. Jones & Co., L.P., a financial services company, as Principal from October 1996 through December 2004.

Mr. Ignaczak was named Executive Vice President, Sales and Marketing in May 2008. He was previously named Executive Vice President, Sales and Account Management in November 2007. He was elected Senior Vice President — Sales and Account Management in December 2002. Mr. Ignaczak joined us in April 1998 and served as the Vice President and General Manager of our National Employer Division between April 1998 and December 2002.

Mr. McNamee was named Executive Vice President, Operations & Technology in November 2007. He was elected Senior Vice President, Operations & Technology, with responsibility for Client & Patient Services and Information Technology in May 2007. Mr. McNamee joined us and was elected Senior Vice President and Chief

Information Officer in February 2005. Prior to joining us, Mr. McNamee worked for Misys Healthcare Systems, a health care technology company, as President and General Manager, Physician Systems, from September 2003 through February 2005. Mr. McNamee was employed by various subsidiaries of General Electric Corporation from July 1989 through September 2003, including as President, GE OEC Medical Systems, a surgery x-ray manufacturing business, from July 2002 through September 2003.

Ms. Rey-Giraud was named President, International Operations in November 2008. She previously was named Executive Vice President, Trade Relations & Developing Markets in November 2007. She was elected Senior Vice President — Strategy and Business Development in January 2006 and Senior Vice President — Supply Chain Organization in September 2006. Ms. Rey-Giraud served as Senior Vice President of Product Management between December 2003 and January 2006, and served as Senior Vice President — Program Development between July 2002 and December 2003. Ms. Rey-Giraud served as Vice President and General Manager — eBusiness between January 2000 and July 2002.

Ms. Elliott was elected Vice President, Chief Accounting Officer and Controller in December 2005. Ms. Elliott previously served in our Internal Audit Department between February 2002 and December 2005, most recently as Vice President.

Available Information

We make available through our website (www.express-scripts.com) access to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, all amendments to those reports (when applicable), and other filings with the SEC. Such access is free of charge and is available as soon as reasonably practicable after such information is filed with the SEC. In addition, the SEC maintains an internet site (www.sec.gov) containing reports, proxy and information statements, and other information regarding issuers filing electronically with the SEC (which includes us). Information included on our website is not part of this annual report.

Forward Looking Statements and Associated Risks

Information we have included or incorporated by reference in this Annual Report on Form 10-K, and information which may be contained in our other filings with the SEC and our press releases or other public statements, contain or may contain forward-looking statements. These forward-looking statements include, among others, statements of our plans, objectives, expectations (financial or otherwise) or intentions.

Our forward-looking statements involve risks and uncertainties. Our actual results may differ significantly from those projected or suggested in any forward-looking statements. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Factors which might cause such a difference to occur include, but are not limited to:

- *results in regulatory matters, the adoption of new legislation or regulations (including increased costs associated with compliance with new laws and regulations), more aggressive enforcement of existing legislation or regulations, or a change in the interpretation of existing legislation or regulations*
- *continued pressure on margins resulting from client demands for lower prices or different pricing approaches, enhanced service offerings and/or higher service levels*
- *costs and uncertainties of adverse results in litigation, including a number of pending class action cases that challenge certain of our business practices*
- *the possible loss, or adverse modification of the terms, of contracts with pharmacies in our retail pharmacy network*
- *uncertainties associated with our acquisitions, which include integration risks and costs, uncertainties associated with client retention and repricing of client contracts, and uncertainties associated with the operations of acquired businesses*
- *the possible termination of, or unfavorable modification to, contracts with key clients or providers, some of which could have a material impact on our financial results*

- *our ability to maintain growth rates, or to control operating or capital costs, including the impact of declines in prescription drug utilization resulting from the current economic environment*
- *competition in the PBM and specialty pharmacy industries, and our ability to consummate contract negotiations with prospective clients, as well as competition from new competitors offering services that may in whole or in part replace services that we now provide to our customers*
- *changes in industry pricing benchmarks such as average wholesale price ("AWP") and average manufacturer price ("AMP"), which could have the effect of reducing prices and margins*
- *increased compliance risk relating to our contracts with the Department of Defense ("DoD") TRICARE Management Activity and various state governments and agencies*
- *uncertainties and risks regarding the Medicare Part D prescription drug benefit, including the financial impact to us to the extent we participate in the program on a risk-bearing basis, uncertainties of client or member losses to other providers under Medicare Part D, implementation of regulations that adversely affect our profitability or cash flow, and increased regulatory risk*
- *the possible loss, or adverse modification of the terms, of relationships with pharmaceutical manufacturers, or changes in pricing, discount or other practices of pharmaceutical manufacturers or interruption of the supply of any pharmaceutical products*
- *in connection with our specialty pharmacy business, the possible loss, or adverse modification of the terms of our contracts with a limited number of biopharmaceutical companies from whom we acquire specialty pharmaceuticals*
- *the use and protection of the intellectual property, data, and tangible assets that we use in our business, or infringement or alleged infringement by us of intellectual property claimed by others*
- *our leverage and debt service obligations, including the effect of certain covenants in our borrowing agreements, access to capital and increases in interest rates*
- *general developments in the health care industry, including the impact of increases in health care costs, government programs to control health care costs, changes in drug utilization and cost patterns and introductions of new drugs*
- *increase in credit risk relative to our clients due to adverse economic trends or other factors*
- *other risks described from time to time in our filings with the SEC*

These and other relevant factors, including those risk factors in "Item 1A—Risk Factors" in this Annual Report and any other information included or incorporated by reference in this Report, and information which may be contained in our other filings with the SEC, should be carefully considered when reviewing any forward-looking statement.

Item 1A—Risk Factors

General Risk Factors

State and Federal regulations could restrict our ability to conduct business

Numerous state and federal laws and regulations affect our business and operations. The categories include, but are not necessarily limited to:

- health care fraud and abuse laws and regulations, which prohibit certain types of payments and referrals as well as false claims made in connection with health benefit programs
- ERISA and related regulations, which regulate many health care plans
- state legislation regulating PBMs or imposing fiduciary status on PBMs
- consumer protection and unfair trade practice laws and regulations
- network pharmacy access laws, including "any willing provider" and "due process" legislation, that affect aspects of our pharmacy network contracts
- wholesale distributor laws, including pedigree paper laws
- legislation imposing benefit plan design restrictions, which limit how our clients can design their drug benefit plans
- various licensure laws, such as managed care and third party administrator licensure laws
- drug pricing legislation, including "most favored nation" pricing and "unitary pricing" legislation

- pharmacy laws and regulations
- privacy and confidentiality laws and regulations, including those under HIPAA
- the Medicare prescription drug coverage law
- other Medicare and Medicaid reimbursement regulations
- the Prescription Drug Marketing Act
- potential regulation of the PBM industry by the U.S. Food and Drug Administration
- pending legislation regarding importation of drug products into the United States
- state laws regulating the business of insurance

These and other regulatory matters are discussed in more detail under "Item 1 — Business — Government Regulation and Compliance" above.

We believe that we are operating our business in substantial compliance with all existing legal requirements material to us. There are, however, significant uncertainties regarding the application of many of these legal requirements to our business, and state and federal law enforcement agencies and regulatory agencies from time to time have initiated investigations or litigation that involve certain aspects of our business or our competitors' businesses. Accordingly, we cannot provide any assurance that one or more of these agencies will not interpret or apply these laws in a manner adverse to our business, or, if there is an enforcement action brought against us, that our interpretation would prevail. In addition, there are numerous proposed health care laws and regulations at the federal and state levels, many of which could materially affect our ability to conduct our business or adversely affect our financial results. We are unable to predict what additional federal or state legislation or regulatory initiatives may be enacted in the future relating to our business or the health care industry in general, or what effect any such legislation or regulations might have on us.

Various governmental agencies have conducted investigations into certain PBM business practices. Many of these investigations have resulted in other PBMs agreeing to civil penalties, including the payment of money and corporate integrity agreements. We cannot predict what effect, if any, these investigations may ultimately have on us or on the PBM industry generally (see Part I "Item 3—Legal Proceedings").

The State of Maine and the District of Columbia each have enacted statutes that purport to declare that a PBM is a fiduciary with respect to its clients. Our trade association, PCMA, filed suit in Federal District Courts in Maine and the District of Columbia alleging, among other things, that these statutes are preempted by ERISA with respect to welfare plans that are subject to ERISA. The Federal District Court in Maine ruled the statute valid, and the First Circuit Court of Appeals affirmed. The case challenging the D.C. statute is on appeal. Other states are considering but have not yet enacted similar fiduciary statutes, and we cannot predict what effect, if any, these and similar statutes may have on our business and financial results.

Most of our activities involve the receipt or use of confidential medical information concerning individuals. In addition, we use aggregated and anonymized data for research and analysis purposes and in some cases provide access to such data to pharmaceutical manufacturers. Various federal and state laws, including HIPAA, regulate and restrict the use, disclosure and security of confidential medical information and new legislation is proposed from time to time in various states. To date, no such laws have been adopted adversely impact our ability to provide services, but there can be no assurance that federal or state governments will not enact legislation, impose restrictions or adopt interpretations of existing laws that could have a material adverse effect on our business and financial results.

Effective as of 2007, our subsidiary, ESIC, began offering a prescription drug plan ("PDP") in connection with the Medicare Part D program for purposes of making employer/union-only group waiver plans (known as "EGWP" plans) available for applicable clients. As a licensed insurer organized and licensed under the laws of the State of Arizona, ESIC will be subject to federal and state laws regulating the business of insurance in all jurisdictions in which ESIC offers its PDP. CMS regulations and applicable guidance currently require that ESIC be authorized to offer its prescription drug plan to individuals residing in all fifty states and Puerto Rico. As a PDP sponsor, ESIC will be subject to compliance with all federal laws and regulations applicable to such sponsors as a result of the MMA and the regulations promulgated in connection with implementation of the Medicare Part D drug benefit. While many state insurance laws and regulations are well-established, CMS continues to provide guidance and promulgate new regulations in an attempt to assist PDPs and state regulators to determine the appropriate applicability of state insurance laws in the context of the federal Part D drug benefit provided through an EGWP plan. Uncertainty as to the applicability of federal and state laws to ESIC's operations could have an impact on our ability to successfully offer products and services under the Part D drug benefit and our ability to comply with applicable laws in doing so.

Pending and future litigation could subject us to significant monetary damages and/or require us to change our business practices

We are subject to risks relating to litigation and other proceedings in connection with our PBM operations, including the dispensing of pharmaceutical products by our home delivery pharmacies, and the services rendered in connection with our disease management and our pharmaceutical services operations. A list of a number of the more significant proceedings pending against us is included under "Item 3—Legal Proceedings." These proceedings generally seek unspecified monetary damages and injunctive relief on behalf of a class of plaintiffs that are either clients or individual members of health plans. While we believe these suits are without merit and intend to contest them vigorously, we can give no assurance that an adverse outcome in one or more of these suits would not have a material adverse effect on our business and financial results.

We and/or our subsidiaries are defendants in a number of lawsuits that purport to be class actions, as described in "Item 3—Legal Proceedings." We cannot predict with certainty what the result of any such inquiry might be. In addition to potential monetary liability arising from these suits and proceedings, we are incurring costs in the defense of the suits and in providing documents to government agencies. Certain of the costs are covered by our insurance, but certain other costs are not insured. Such costs have become material to our financial performance and we can give no assurance that such costs will not increase in the future.

Commercial liability insurance coverage continues to be difficult to obtain for companies in our business sector which can cause unexpected volatility in premiums and/or retention requirements dictated by insurance carriers. We have established certain self-insurance reserves to cover anticipated losses within our retained liability for previously reported claims and the cost to defend these claims. There can be no assurance general, professional, managed care errors and omissions, and/or other liability insurance coverage will be reasonably available in the future or such insurance coverage, together with our self-insurance reserves, will be adequate to cover future claims. A claim, or claims, in excess of our insurance coverage could have a material adverse effect on our business and financial results.

If we lose our relationship with one or more key pharmacy providers, or our relationship is modified in an unfavorable manner, our business could be impaired

More than 60,000 retail pharmacies, which represent more than 95% of all United States retail pharmacies, participate in one or more of our networks. However, the top ten retail pharmacy chains represent approximately 60% of the total number of stores in our largest network, and these pharmacy chains represent even higher concentrations in certain areas of the United States. Our contracts with retail pharmacies, which are non-exclusive, are generally terminable on relatively short notice by either party. If one or more of the top pharmacy chains elects to terminate its relationship with us, or attempts to renegotiate the terms of the relationship in a manner that is unfavorable to us, our members' access to retail pharmacies and our business could be materially adversely affected. The continued growth of PBMs owned by the top pharmacy chains, or the acquisition of significant PBM operations by such chains, could increase the likelihood of our relationships with such pharmacy chains being adversely affected.

We operate in a very competitive industry, and competition could compress our margins, and impair our ability to attract and retain clients.

Our ability to maintain growth rates is dependent upon our ability to attract new clients and retain existing clients, as well as cross-sell additional services to existing clients. We operate in a very competitive environment. Our contracts with clients generally do not have terms longer than three years and, in some cases, are terminable by the client on relatively short notice. This competition may make it difficult for us to retain existing clients, sell to new clients and cross-sell additional services to clients, which could materially adversely affect our business and financial results.

Over the last several years, competition in the marketplace has also caused many PBMs, including us, to reduce the prices charged to clients for core services and share a larger portion of the formulary fees and related revenues received from pharmaceutical manufacturers with clients. This combination of lower pricing and increased revenue sharing, as well as increased demand for enhanced service offerings and higher service levels, has put pressure on operating margins. This pressure may continue, and we can give no assurance new services provided to clients will fully compensate for these reduced margins.

We believe the managed care industry is undergoing substantial consolidation. If another party that is not our client acquired some of our managed care or other clients the likelihood such client would renew its contract with us, as opposed to one of our competitors, could be reduced.

Changes in industry pricing benchmarks could materially impact our financial performance

Contracts in the prescription drug industry, including our contracts with retail pharmacy networks and with PBM and specialty pharmacy clients, generally use certain published benchmarks to establish pricing for prescription drugs. These benchmarks include AWP, AMP and wholesale acquisition cost. Most of our client contracts utilize the AWP standard. Recent events have raised uncertainties as to whether payors, pharmacy providers, PBMs and others in the prescription drug industry will continue to utilize AWP as it has previously been calculated or whether other pricing benchmarks will be adopted for establishing prices within the industry.

Specifically, in the case of New England Carpenters v First Data Bank et al, a civil class action case brought against First Data Bank ("FDB") and Medispan, the two most widely used companies that report data on prescription drug prices, FDB and Medispan agreed to reduce the reported AWP on approximately 1,400 drugs by 4.0% as well as to cease reporting AWP two years after final approval of the settlement. The judge preliminarily approved the settlement and held a final fairness hearing in late January 2008. At the hearing the judge indicated her intent to approve the settlement but asked the plaintiffs to work with the National Chain Pharmacy Association (NCPA) to resolve differences in the list of NDCs included in the final settlement. We expect the judge to finally approve the settlement in late February, 2009. While we cannot predict the exact outcome of the case or the precise timing of the possible decrease in AWP, we believe the potential effect of the settlement has been significantly reduced and that we have taken action to mitigate the effect on our operations. The amended settlement may still cause disruption in our retail networks due to the adverse impact on AWP-based retail pharmacy pricing.

Due to these and other uncertainties, we can give no assurance the short or long-term impact of changes to industry pricing benchmarks will not have a material adverse effect on our business and financial results in future periods. Our various projections, including earnings guidance for 2009, contemplate what we have estimated to be the most probable impact resulting from the proposed FDB settlement. Actual results may be materially less favorable or materially more favorable than those estimated in formulating such projections.

Medicare Part D may adversely impact our business

In connection with the enactment of the MMA, CMS promulgated a substantial volume of new regulations implementing the federal government's Voluntary Prescription Drug Benefit Program, known as Medicare "Part D." The Office of Inspector General has also proposed new safe harbors and other regulations pursuant to the MMA. Both of these federal regulatory agencies continue to issue guidance with regard to the Part D program and compliance with related federal laws and regulations by Part D sponsors and their subcontractors. The receipt of federal funds made available through this program by us, our affiliates, or clients may be subject to compliance with these new regulations as well as the established laws and regulations governing the federal government's payment for health care goods and services, including the Anti-Kickback Laws, the Stark Law, and the False Claims Act. There are many uncertainties about the financial and regulatory risks of participating in the Medicare Part D program, and we can give no assurance that these risks will not be material to our business in future periods.

In addition, due to the implementation of Medicare Part D, some of our employer clients may decide to stop providing pharmacy benefit coverage to retirees, instead allowing the retirees to choose their own Part D plans, which could result in us losing members. Extensive competition among Medicare Part D plans could also result in the loss of Medicare members by our managed care customers, which would also result in a decline in our membership base.

If we lose relationships with one or more key pharmaceutical manufacturers or if the payments made or discounts provided by pharmaceutical manufacturers decline, our business and financial results could be adversely affected

We maintain contractual relationships with numerous pharmaceutical manufacturers that may provide us with, among other things:

- discounts for drugs we purchase to be dispensed from our home delivery pharmacies;
- rebates based upon distributions of drugs from our home delivery pharmacies and through pharmacies in our retail networks;
- administrative fees for managing rebate programs, including the development and maintenance of formularies which include the particular manufacturer's products; and
- access to limited distribution specialty pharmaceuticals.

If several of these contractual relationships are terminated or materially altered by the pharmaceutical manufacturers, our business and financial results could be materially adversely affected. In addition, formulary fee programs have been the subject of debate in federal and state legislatures and various other public and governmental forums. Changes in existing laws or regulations or in interpretations of existing laws or regulations or the adoption of new laws or regulations relating to any of these programs may materially adversely affect our business.

Efforts to reduce health care costs and alter health care financing practices could adversely affect our business

Certain proposals have been made in the United States to control health care costs, including prescription drug costs, in response to increases in prescription drug utilization rates and drug prices. These proposals include "single-payer" government funded health care, and price controls on prescription drugs. If these or similar efforts are successful or if prescription drug utilization rates were to decrease significantly, whether due to a reversal in the growing role of prescription drugs in medical treatment or otherwise, our business and consolidated results of operations could be materially adversely affected.

We have designed our business model to compete within the current structure of the United States health care system. Changing political, economic and regulatory influences may affect health care financing and reimbursement practices. If the current health care financing and reimbursement system changes significantly, our business could be materially adversely affected. Congress periodically considers proposals to reform the United States health care system. These proposals may increase government involvement in health care and regulation of PBM services, or otherwise change the way our clients do business. Health plan sponsors may react to these proposals and the uncertainty surrounding them by reducing or delaying purchases of cost control mechanisms and related services that we provide. We cannot predict what effect, if any, these proposals may have on our business. Other legislative or market-driven changes in the health care system we cannot anticipate could also materially adversely affect our business and financial results.

Item 1B—Unresolved Staff Comments

There are no material unresolved written comments that were received from the SEC Staff 180 days or more before the end of our fiscal year relating to our periodic or current reports under the Securities Exchange Act of 1934.

Item 2 – Properties

We operate our United States and Canadian PBM and SAAS segments out of leased and owned facilities throughout the United States and Canada. The Company's main facilities from continuing operations are detailed in the table below.

PBM Facilities	SAAS Facilities
St. Louis, Missouri (HQ facilities)	Orlando, Florida (two facilities)
Maryland Heights, Missouri (four facilities)	Lake Mary, Florida (two facilities)
Tempe, Arizona (two facilities)	Maryland Heights, Missouri (two facilities)
Bloomington, Minnesota (two facilities)	Lincoln Park, New Jersey (two facilities)
Bensalem, Pennsylvania (two facilities)	Montville, New Jersey
Troy, New York	Grove City, Ohio
Albuquerque, New Mexico	Byfield, Massachusetts
Farmington Hills, Michigan	Braintree, Massachusetts
Montreal, Quebec	Brewster, New York
Mississauga, Ontario	Oldsmar, Florida
Parsippany, New Jersey	
Swatara, Pennsylvania	
St. Mary's, Georgia	
Pueblo, Colorado	
Hunt Valley, Maryland	
Jacksonville, Florida	

Our St. Louis, Missouri facility houses our corporate headquarters offices. We believe our facilities generally have been well maintained and are in good operating condition. As of January 1, 2009, our existing facilities from continuing operations comprise approximately 2.8 million square feet in the aggregate. We signed a lease agreement during 2007 for an expansion of our corporate facilities. We took possession of our new building during the first quarter of 2009. The annual lease commitments for the new building are approximately $2.7 million and the term of the lease is ten and a half years.

Item 3 - Legal Proceedings

We and/or our subsidiaries are defendants in a number of lawsuits. Each case seeks damages in an unspecified amount. We cannot ascertain with any certainty at this time the monetary damages or injunctive relief that any of the plaintiffs may seek to recover. We also cannot provide any assurance that the outcome of any of these matters, or some number of them in the aggregate, will not be materially adverse to our financial condition, consolidated results of operations, cash flows or business prospects. In addition, the expenses of defending these cases may have a material effect on our financial results.

These matters are:

- Multi-District Litigation - The Judicial Panel on Multi-District Litigation on April 29, 2005 transferred a number of previously disclosed cases to the Eastern District of Missouri for coordinated or consolidated pretrial proceedings including the following: Minshew v. Express Scripts (Case No.Civ.4:02-CV-1503, United States District Court for the Eastern District of Missouri) (filed December 12, 2001); Lynch v. National Prescription Administrators, et al. (Case No. 03 CV 1303, United States District Court for the Southern District of New York) (filed February 26, 2003); Mixon v. Express Scripts, Inc. (Civil Action No. 4:03CV1519, United States District Court for the Eastern District of Missouri) (filed October 23, 2003); Wagner et al. v. Express Scripts (Case No.04cv01018 (WHP), United States District Court for the Southern District of New York) (filed December 31, 2003); Scheuerman, et al v. Express Scripts (Case No.04-CV-0626 (FIS) (RFT), United States District Court for the Southern District of New York) (filed April 27, 2004); Correction Officers' Benevolent Association of the City of New York, et al. v. Express Scripts, Inc. (Case No.04-Civ-7098 (WHP), United States District Court for the Southern District of New York) (filed August 5, 2004); United Food and Commercial Workers Unions and Employers Midwest Health Benefits Fund, et al v. National Prescription Administrators, Inc., et al. (Case No.04-CV-7472, United States District Court for the Southern District of New York) (filed September 21, 2004); Central Laborers' Welfare Fund, et al v. Express Scripts, Inc., et al (Case No.B04-1002240, United States District Court for the Southern District of Illinois) (filed September 27, 2004); New England Health Care Employees Welfare Fund v. Express Scripts, Inc. (Case No.4:05-cv-1081, United States District Court for the Eastern District of Missouri) (filed October 28, 2004); Local 153 Health Fund, et al. v. Express Scripts Inc. and ESI Mail Pharmacy Service, Inc. (Case No.B05-1004036, United States District Court for the Eastern District of Missouri) (filed May 27, 2005); and Brynien, et al. v. Express Scripts, Inc. and ESI Mail Services, Inc. (Case No. 1:08-cv-323 (GLS/DRH), United States District Court for the Northern District of New York) (filed February 18, 2008) was transferred in 2008. The plaintiffs assert that certain of our business practices, including those relating to our contracts with pharmaceutical manufacturers for retrospective discounts on pharmaceuticals and those related to our retail pharmacy network contracts, constitute violations including fiduciary duties under the Federal Employee Retirement Income Security Act (ERISA), common law fiduciary duties, state common law, state consumer protection statutes, breach of contract, and deceptive trade practices. The putative classes consist of both ERISA and non-ERISA health benefit plans as well as beneficiaries. The various complaints seek money damages and injunctive relief. On July 30, 2008, the plaintiffs' motion for class certification of the ERISA plans was denied by the Court in its entirety. Additionally, the Company's motion for partial summary judgment on the issue of our ERISA fiduciary status was granted in part. The Court found that the Company was not an ERISA fiduciary with respect to MAC (generic drug) pricing, selecting the source for AWP (Average Wholesale Price) pricing, establishing formularies and negotiating rebates, or interest earned on rebates before the payment of the contracted client share. The Court found that the Company was an ERISA fiduciary only with respect to the calculation of certain amounts due to clients under a therapeutic substitution program that is no longer in effect.

- Jerry Beeman, et al. v. Caremark, et al. (Case No.021327, United States District Court for the Central District of California). On December 12, 2002, a complaint was filed against us and several other pharmacy benefit management companies. The complaint, filed by several California pharmacies as a putative class action, alleges rights to sue as a private attorney general under California law. The complaint alleges that we, and the other defendants, failed to comply with statutory obligations under California Civil Code Section 2527 to provide our California clients with the results of a bi-annual survey of retail drug prices. On July 12, 2004, the case was dismissed with prejudice on the grounds that the plaintiffs lacked standing to bring the action. On June 2, 2006, the U.S. Court of Appeals for the Ninth Circuit reversed the district court's opinion on standing and remanded the case to the district court. The district court's denial of defendants' motion to dismiss on constitutionality grounds is currently on appeal to the Ninth Circuit. Plaintiffs have filed a motion for class certification, but that motion has not been briefed pending the outcome of the appeal.

- North Jackson Pharmacy, Inc., et al. v. Express Scripts (Civil Action No. CV-03-B-2696-NE, United States District Court for the Northern District of Alabama) (filed October 1, 2003). This case purports to be a class action against us on behalf of independent pharmacies within the United States. The complaint alleges that certain of our business practices violate the Sherman Antitrust Act, 15 U.S.C §1, et. seq. The suit seeks unspecified monetary damages (including treble damages) and injunctive relief. Plaintiffs' motion for class certification was granted on March 3, 2006. A motion filed by the plaintiffs in an antitrust matter against Medco and Merck in the Eastern District of Pennsylvania before the Judicial Panel on Multi-District Litigation requesting transfer of this case and others to the Eastern District of Pennsylvania for MDL treatment was granted on August 24, 2006. We filed a motion to decertify the class on January 16, 2007, and it has been fully briefed and argued. We are awaiting the Court's decision on such motion.

- In re Express Scripts Securities Litigation (Case No.4:04-CV-1009, United States District Court for the Eastern District of Missouri). On September 13, 2005, plaintiffs filed an amended complaint. The complaint alleges that Express Scripts and certain of our officers violated federal securities law. The complaint alleges that we failed to disclose certain alleged improper business practices and issued false and misleading financial statements and that certain officers violated insider trading laws. The complaint is brought on behalf of purchasers of our stock during the period October 29, 2003 to August 3, 2004. The complaint requests unspecified compensatory damages, equitable relief and attorney's fees. Defendants filed a motion to dismiss on October 28, 2005 and supplemental briefing was completed in January 2009.

- Derivative lawsuits: Charles Manzione, Derivatively on Behalf of Express Scripts, Inc. v. Barrett Toan et al (Case No.4:04-CV-1608, United States District Court for the Eastern District of Missouri) (filed October 22, 2004); and Gary Miller Derivatively on behalf of nominal Defendant, Express Scripts, Inc. v. Stuart Bascomb, et al (Case No.042-08632, Missouri Circuit Court, City of St. Louis) (filed October 22, 2004). Judith Deserio, Derivatively on behalf of Nominal Defendant, Express Scripts, Inc. v. Stuart L. Bascomb, et al (filed December 22, 2004) was consolidated with Miller. Plaintiffs have filed shareholder derivative lawsuits against certain of our current and former directors and officers. The cases make various allegations including that the defendants caused us to issue false and misleading statements, insider selling, breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment. Plaintiffs demand unspecified compensatory damages, equitable relief and attorney's fees. All cases are stayed pending the ruling on the motion to dismiss in In re Express Scripts Securities Litigation.

- Pearson's Pharmacy, Inc. and Cam Enterprises, Inc. d/b/a Altadena Pharmacy v. Express Scripts, Inc. (Case No. 3:06-CV-00073-WKW, United States District Court for the Middle District of Alabama) (filed January 26, 2006). On February 15, 2006, an amended complaint alleging a class action on behalf of all pharmacies reimbursed based upon AWP was filed. The complaint alleges that we fail to properly reimburse pharmacies for filling prescriptions. Plaintiffs seek unspecified monetary damages and injunctive relief. On March 31, 2006 we filed a motion to dismiss the complaint. On June 7, 2007, the court dismissed the claims for fraudulent misrepresentation, fraudulent suppression and unjust enrichment, leaving only a breach of contract claim.

- Inola Drug, Inc. v. Express Scripts, Inc. (Case No. 06-CV-117-TCK-SAJ, United States District Court for the Northern District of Oklahoma). On February 22, 2006, a class action lawsuit was filed alleging that our reimbursement to pharmacies violates the Oklahoma Third Party Prescriptions Act. The complaint also alleges that we fail to properly reimburse pharmacies for filling prescriptions based on AWP. The proposed classes include all pharmacies in the United States who contract with us and all pharmacies in Oklahoma who contract with us. On January 10, 2008, the court dismissed the unjust enrichment and fraud claims, leaving only the breach of contract and claim for injunctive relief. Plaintiff was given leave to file an amended complaint which it did on January 21, 2008. Plaintiff's motion for class certification has been fully briefed and argued, and we are awaiting the court's decision.

- Aetna, Inc., et. al. vs. Express Scripts, Inc. and CuraScript, Inc. (Case No. 2:07-CV-05541-TJS, United States District Court for the Eastern District of Pennsylvania). On December 31, 2007, a complaint was filed alleging tortious interference with certain agreements between Plaintiffs and Priority Healthcare Corporation, a wholly-owned subsidiary of CuraScript, Inc. The agreements relate to a contractual arrangement between Plaintiffs and Priority for the purpose of developing a specialty pharmacy business for Plaintiffs. Plaintiffs' expert report alleges damages of approximately $177 million dollars.

In addition to the foregoing matters, in the ordinary course of our business there have arisen various legal proceedings, investigations or claims now pending against us or our subsidiaries. The effect of these actions on future financial results is not subject to reasonable estimation because considerable uncertainty exists about the outcomes. Where insurance coverage is not available for such claims, or in our judgment, is not cost-effective, we maintain self-insurance reserves to reduce our exposure to future legal costs, settlements and judgments related to uninsured claims. Our self-insured reserves are based upon estimates of the aggregate liability for the costs of uninsured claims incurred and the retained portion of insured claims using certain actuarial assumptions followed in the insurance industry and our historical experience. It is not possible to predict with certainty the outcome of these claims, and we can give no assurance that any losses in excess of our insurance and any self-insurance reserves will not be material.

Item 4 — Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of 2008.

PART II

Item 5 — Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Market Information. Our common stock is traded on the Nasdaq Global Select Market ("Nasdaq") under the symbol "ESRX." The high and low prices, as reported by the Nasdaq, are set forth below for the periods indicated. These prices have been adjusted to reflect the two-for-one stock split effective June 22, 2007, in the form of a stock dividend of one share for each outstanding share to holders of record on June 8, 2007.

	Fiscal Year 2008		Fiscal Year 2007	
Common Stock	High	Low	High	Low
First Quarter	$ 79.10	$ 56.00	$ 42.63	$ 32.32
Second Quarter	74.29	60.65	51.35	40.41
Third Quarter	77.97	61.50	56.08	47.63
Fourth Quarter	76.50	48.37	74.40	53.08

Holders. As of December 31, 2008, there were 393 stockholders of record of our common stock. We estimate there are approximately 260,649 beneficial owners of our common stock.

Dividends. The Board of Directors has not declared any cash dividends on our common stock since the initial public offering. The Board of Directors does not currently intend to declare any cash dividends in the foreseeable future. The terms of our existing credit facility contain certain restrictions on our ability to declare or pay cash dividends.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

The following is a summary of our stock repurchasing activity during the three months ended December 31, 2008 (share data in millions):

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of a publicly announced program	Maximum number of shares that may yet be purchased under the program
10/1/2008 – 10/31/2008	-	$ -	-	21.0
11/1/2008 – 11/30/2008	-	-	-	21.0
12/1/2008 – 12/31/2008	-	-	-	21.0
Fourth quarter 2008 total	-	$ -	-	

We have a stock repurchase program, originally announced on October 25, 1996. On July 22, 2008, our Board of Directors authorized total increases in the program of 15.0 million shares. Treasury shares are carried at first in, first out cost. There is no limit on the duration of the program. During 2008, we repurchased 7.2 million shares for $494.4 million, leaving 21 million shares remaining under the program. Current year repurchases were funded through internally generated cash. Additional share repurchases, if any, will be made in such amounts and at such times as we deem appropriate based upon prevailing market and business conditions.

Item 6 – Selected Financial Data

The following selected financial data should be read in conjunction with our consolidated financial statements, including the related notes, and "Item 7 — *Management's Discussion and Analysis of Financial Condition and Results of Operations*".

(in millions, except per share data)	2008[(1)]	2007[(2)]	2006	2005[(3)]	2004[(4)]
Statement of Operations Data (for the Year Ended December 31):					
Revenues [(5)]	$ 21,978.0	$ 21,824.0	$ 21,562.6	$ 21,879.1	$ 20,547.9
Cost of revenues[(5)]	19,937.1	20,065.2	20,093.7	20,693.3	19,610.5
Gross profit	2,040.9	1,758.8	1,468.9	1,185.8	937.4
Selling, general and administrative	760.4	698.0	643.1	543.5	444.4
Operating income	1,280.5	1,060.8	825.8	642.3	493.0
Other expense, net	(66.9)	(116.1)	(83.6)	(28.4)	(42.4)
Income before income taxes	1,213.6	944.7	742.2	613.9	450.6
Provision for income taxes	434.0	344.2	266.8	214.3	172.4
Net income from continuing operations	779.6	600.5	475.4	399.6	278.2
Net (loss) income from discontinued operations, net of tax[(6)]	(3.5)	(32.7)	(1.0)	0.5	-
Net income	$ 776.1	$ 567.8	$ 474.4	$ 400.1	$ 278.2
Weighted average shares outstanding:[(7)]					
Basic:	248.9	260.4	279.6	293.6	305.6
Diluted:	251.8	264.0	284.0	299.0	310.0
Basic earnings (loss) per share:[(7)]					
Continuing operations	$ 3.13	$ 2.31	$ 1.70	$ 1.36	$ 0.91
Discontinued operations[(6)]	(0.01)	(0.13)	-	-	-
Net earnings	3.12	2.18	1.70	1.36	0.91
Diluted earnings (loss) per share:[(7)]					
Continuing operations	$ 3.10	$ 2.27	$ 1.67	$ 1.34	$ 0.90
Discontinued operations[(6)]	(0.01)	(0.12)	-	-	-
Net earnings	3.08	2.15	1.67	1.34	0.90
Balance Sheet Data (as of December 31):					
Cash and cash equivalents	$ 530.7	$ 434.7	$ 131.0	$ 477.9	$ 166.1
Working capital	(677.9)	(507.2)	(657.3)	(137.8)	(370.4)
Total assets	5,509.2	5,256.4	5,108.1	5,493.5	3,600.1
Debt:					
Short-term debt	420.0	260.1	180.1	110.0	22.1
Long-term debt	1,340.3	1,760.3	1,270.4	1,400.5	412.1
Stockholders' equity	1,078.2	696.4	1,124.9	1,464.8	1,196.2
Network pharmacy claims processed[(8)]	379.6	379.9	390.3	437.3	398.8
Home delivery pharmacy prescriptions filled	40.8	40.8	41.2	40.2	38.1
SAAS prescriptions filled	4.3	4.7	5.7	5.4	3.5
Cash flows provided by operating activities—continuing operations	$ 1,095.6	$ 848.1	$ 673.5	$ 795.8	$ 496.2
Cash flows used in investing activities—continuing operations	(320.6)	(55.8)	(100.8)	(1,367.5)	(397.0)
Cash flows (used in) provided by financing activities—continuing operations	(680.4)	(469.7)	(904.7)	887.0	(330.4)
EBITDA from continuing operations[(9)]	1,378.2	1,158.3	925.6	726.6	563.1

(1) Includes the acquisition of MSC effective July 22, 2008.
(2) Includes the acquisition of CYC effective October 10, 2007.

(3) Includes the acquisition of Priority Healthcare Corporation, Inc. ("Priority") effective October 14, 2005.
(4) Includes the acquisition of CuraScript, Inc. effective January 30, 2004.
(5) Includes retail pharmacy co-payments of $3,153.6, $3,554.5, $4,012.7, $5,691.3 and $5,433.2 for the years ended December 31, 2008, 2007, 2006, 2005, and 2004, respectively. We changed our accounting policy for member co-payments during the third quarter of 2008 to include member co-payments to retail pharmacies in revenue and cost of revenue. The table reflects the change in our accounting policy.
(6) Primarily includes the results of operations from the discontinued operations of IP, which was acquired as part of the Priority acquisition on October 14, 2005.
(7) Earnings per share and weighted average shares outstanding have been restated to reflect the two-for-one stock splits effective June 22, 2007 and June 24, 2005, respectively.
(8) Excluded from the network claims are manual claims and drug formulary only claims where we only administer the client's formulary.
(9) EBITDA from continuing operations is earnings before other income (expense), interest, taxes, depreciation and amortization, or operating income plus depreciation and amortization. EBITDA is presented because it is a widely accepted indicator of a company's ability to service indebtedness and is frequently used to evaluate a company's performance. EBITDA, however, should not be considered as an alternative to net income, as a measure of operating performance, as an alternative to cash flow, as a measure of liquidity or as a substitute for any other measure computed in accordance with accounting principles generally accepted in the United States. In addition, our definition and calculation of EBITDA may not be comparable to that used by other companies.

We have provided below a reconciliation of EBITDA from continuing operations to net income and to net cash provided by continuing operating activities as we believe they are the most directly comparable measures calculated under Generally Accepted Accounting Principles:

EBITDA from Continuing Operations

	Year Ended December 31,				
(in millions)	**2008**	**2007**	**2006**	**2005**	**2004**
Net income from continuing operations	$ 779	$ 600.5	$ 475.4	$ 399.6	$ 278.2
Income taxes	434	344.2	266.8	214.3	172.4
Depreciation and amortization	97	97.5	99.8	84.3	70.1
Interest expense, net	64	96.2	82.0	26.0	37.9
Undistributed loss from joint venture	0	1.3	1.6	2.4	4.5
Non-operating charges, net	2	18.6	-	-	-
EBITDA from continuing operations	1,378	1,158.3	925.6	726.6	563.1
Current income taxes	(400	(340.1)	(259.2)	(195.8)	(153.3)
Change in operating assets and liabilities (excluding effects of acquisitions)	93	77.2	49.7	223.4	80.9
Interest expense less amortization	(62	(94.0)	(80.0)	(20.9)	(30.2)
Bad debt expense	30	36.7	13.5	17.8	6.2
Tax benefit from employee stock compensation	-	-	-	35.6	10.9
Amortization of unearned compensation under employee plans	40	31.6	27.6	11.5	11.8
Non-operating charges, net	(2	(18.6)	-	-	-
Undistributed loss from joint venture	(0	(1.3)	(1.6)	(2.4)	(4.5)
Other	18	(1.7)	(2.1)	-	11.3
Net cash provided by operating activities—continuing operations	$ 1,095	$ 848.1	$ 673.5	$ 795.8	$ 496.2

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

As one of the largest full-service pharmacy benefit management ("PBM") companies in North America, we provide health care management and administration services on behalf of our clients, which include health maintenance organizations, health insurers, third-party administrators, employers, union-sponsored benefit plans, workers' compensation plans, and government health programs. Our integrated PBM services include network claims processing, home delivery services, benefit design consultation, drug utilization review, formulary management, and drug data analysis services.

Through our Specialty and Ancillary Services ("SAAS") segment, we provide specialty services, including patient care and direct specialty home delivery to patients; distribution of injectable drugs, pharmaceuticals, medical supplies, pharmaceuticals to low-income patients through manufacturer-sponsored patient assistance programs and company-sponsored generic patient assistance programs, and distribution of sample units to physicians and verification of practitioner licensure; fertility services to providers and patients; and bio-pharmaceutical services including marketing, reimbursement and customized logistics solutions. SAAS does not include the fulfillment of specialty prescriptions at retail pharmacies participating in our networks; these prescriptions are reflected in PBM network revenues.

We report two segments: PBM and SAAS (see "—Results of Operations"). Revenue generated by our segments can be classified as either tangible product revenue or service revenue. We earn tangible product revenue from the sale of prescription drugs by retail pharmacies in our retail pharmacy networks and from dispensing prescription drugs from our home delivery and specialty pharmacies. Service revenue includes administrative fees associated with the administration of retail pharmacy networks contracted by certain clients, market research programs, medication counseling services, certain specialty distribution services, and sample fulfillment and accountability services. Tangible product revenue generated by our PBM and SAAS segments represented 98.7% of revenues for the year ended December 31, 2008 as compared to 98.6% for both years ended December 31, 2007 and 2006.

RECENT DEVELOPMENTS

On July 22, 2008, we completed the acquisition of the Pharmacy Services Division of MSC - Medical Services Company ("MSC"), a privately held PBM, for a purchase price of $251.0 million, which includes a purchase price adjustment for working capital and transaction costs. MSC is a leader in providing PBM services to clients providing workers' compensation benefits. The transaction was accounted for under the provisions of Financial Accounting Standards ("FAS") 141, "Business Combinations." The purchase price was funded through internally generated cash and temporary borrowings under our revolving credit facility. This acquisition is reported as part of our PBM segment and did not have a material effect on our consolidated financial statements (see Note 3).

On July 1, 2008, the merger of RxHub and SureScripts was announced. We are one of the founders of RxHub, an electronic exchange enabling physicians who use electronic prescribing technology to link to pharmacies, PBM companies, and health plans. The new organization is expected to enable physicians to securely access health information when caring for their patients through a fast and efficient health exchange. We have retained one-sixth ownership in the merged company. Due to the decreased ownership percentage, the investment is being recorded using the cost method, under which dividends are the basis of recognition of earnings from an investment. This change did not have a material effect on our consolidated financial statements.

On June 30, 2008, we completed the sale of CuraScript Infusion Pharmacy, Inc. ("IP"), our infusion pharmacy line of business, for $27.5 million and recorded a pre-tax gain of approximately $7.4 million. The gain is included in net loss from discontinued operations, net of tax in the consolidated statement of income for the year ended December 31, 2008. IP was identified as available for sale during the fourth quarter of 2007 as we considered it non-core to our future operations. We recorded a charge of $34.0 million in the fourth quarter of 2007, the majority of which reflects the IP goodwill and intangible asset impairment losses and the subsequent write-down of IP assets to fair market value.

On April 4, 2008, we completed the sale of Custom Medical Products, Inc. ("CMP") and recorded a pre-tax loss of approximately $1.3 million which is included in net loss from discontinued operations, net of tax in the consolidated statement of income for the year ended December 31, 2008.

EXECUTIVE SUMMARY AND TREND FACTORS AFFECTING THE BUSINESS

Our results in 2008 reflect the successful execution of our business model which emphasizes the alignment of our financial interests with those of our clients through greater use of generics, home delivery and specialty pharmacy. In 2008, we benefited from higher generic utilization (66.1% in 2008 compared to 61.8% in 2007) and better management of ingredient costs through actions such as renegotiation of supplier contracts and increased competition among generic manufacturers. While we believe we are well positioned from a business and financial perspective, we are subject to the current adverse economic environment. These conditions could affect our business in a number of direct and indirect ways. In 2008, claims volume remained relatively constant which we believe is attributable to the expected loss of discount card programs and other low margin clients and decreased utilization due to the current economic environment.

Certain activities within our SAAS segment have improved and we expect them to continue to improve as we continue to integrate specialty pharmacy functions into our business. Our SAAS segment benefited from the sale of higher margin therapies and increased cross-selling of specialty services to our PBM clients.

We believe the positive trends we saw in 2008, including increased generic usage and lower drug purchasing costs, should continue to offset the negative impact of various marketplace forces affecting pricing and plan structure, among other factors, and thus continue to generate improvements in our results of operations in the future.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates and assumptions are based upon a combination of historical information and various other assumptions believed to be reasonable under the particular circumstances. Actual results may differ from our estimates. Certain of the accounting policies which most impact our consolidated financial statements and that require our management to make difficult, subjective or complex judgments are described below. This should be read in conjunction with Note 1, "Summary of significant accounting policies" and with the other notes to the consolidated financial statements.

REBATE ACCOUNTING

ACCOUNTING POLICY

We administer a rebate program through which we receive rebates and administrative fees from pharmaceutical manufacturers. The portion of rebates payable to clients is estimated based on historical and/or anticipated sharing percentages. These estimates are adjusted to actual when amounts are paid to clients.

FACTORS AFFECTING ESTIMATE

The factors that could impact our estimates of rebates, rebates receivable and rebates payable are as follows:

- Differences between estimated aggregate allocation percentages and actual rebate allocation percentages calculated on a client-by-client basis;
- Drug patent expirations; and
- Changes in drug utilization patterns.

Historically, adjustments to our original estimates have been relatively immaterial.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

ACCOUNTING POLICY
We provide an allowance for doubtful accounts equal to estimated uncollectible receivables. This estimate is based on the current status of each customer's receivable balance.

FACTORS AFFECTING ESTIMATE
We record allowances for doubtful accounts based on a variety of factors including the length of time the receivables are past due, the financial health of the customer and historical experience. Our estimate could be impacted by changes in economic and market conditions as well as changes to our customers' financial condition.

SELF-INSURANCE RESERVES

ACCOUNTING POLICY
We accrue self-insurance reserves based upon estimates of the aggregate liability of claim costs in excess of our insurance coverage which are probable and estimable. Reserves are estimated using certain actuarial assumptions followed in the insurance industry and our historical experience. The majority of these claims are legal claims and our liability estimate is primarily related to the cost to defend these claims. We do not accrue for settlements, judgments, monetary fines or penalties until such amounts are probable and estimable, in compliance FAS No. 5, "Accounting for Contingencies" ("FAS 5"). Under FAS 5, if the range of possible loss is broad, and no amount within the range is more likely than any other, the liability accrual is based on the lower end of the range.

FACTORS AFFECTING ESTIMATE
Self-insurance reserves are based on management's estimates of the costs to defend legal claims. We do not have significant experience with certain of these types of cases. As such, differences between actual costs and management's estimates could be significant. Actuaries do not have a significant history with the PBM industry. Therefore, changes to assumptions used in the development of these reserves can affect net income in a given period. In addition, changes in the legal environment and the number and nature of claims could impact our estimate. The self insurance reserves and changes in those estimates have not been material to the financial statements for the periods presented herein.

ASSET IMPAIRMENT

ACCOUNTING POLICY
Goodwill is evaluated for impairment annually or when events or circumstances occur indicating that goodwill might be impaired in accordance with FAS 142, "Goodwill and Other Intangible Assets." In addition, we evaluate whether events or circumstances have occurred that may indicate an impairment in goodwill. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. Impairment losses, if any, would be determined based on the present value of the cash flows using discount rates that reflect the inherent risk of the underlying business.

We evaluate goodwill separately for the domestic PBM operations, Canadian PBM operations and SAAS operations. No such impairment existed for our domestic PBM operations or Canadian PBM operations at December 31, 2008 or 2007. Additionally, no such impairment existed for our SAAS operations at December 31, 2008.

As noted above, IP was classified as a discontinued operation during the fourth quarter of 2007. Impairment charges of $7.0 million were recorded for IP in the net loss from discontinued operations for 2007 (see Note 8).

Other intangible assets include, but are not limited to, customer contracts and relationships, non-compete agreements, deferred financing fees, trade names and certain advance discounts paid to clients under contractual agreements. Other intangible assets, excluding customer contracts, customer relationships and trade names, are recorded at cost. Customer contracts and relationships are valued based on discounted cash flows over the expected life of the intangible asset. Excluding trade names which have an indefinite life, other intangible assets are amortized on a straight-line basis, which approximates the pattern of benefit, over periods from one to 20 years (see Note 8).

In connection with our evaluation of IP as a discontinued operation, we wrote-off intangible assets with a net book value of $0.4 million (gross carrying value of $0.7 million net of accumulated amortization of $0.3 million), consisting of contractual relationships.

FACTORS AFFECTING ESTIMATE

The fair values of reporting units or asset groups are measured based on market prices, when available. When market prices are not available, we estimate the fair value of the reporting unit or asset group using the income approach and/or the market approach. The income approach uses cash flow projections which requires inputs and assumptions that reflect current market conditions as well as management judgment. We base our fair values on projected financial information which we believe to be reasonable. However, actual results may differ from those projections, and those differences may be material.

The key assumptions included in our income approach, include, but are not limited to: earnings growth rates, discount rates and inflation rates. Assessment of these factors could be impacted by internal factors and/or external economic conditions. We performed various sensitivity analyses on the key assumptions which did not indicate any potential impairment.

OTHER ACCOUNTING POLICIES

We consider the following information about revenue recognition policies important for an understanding of our results of operations:

- Revenues from dispensing prescriptions from our home delivery pharmacies are recorded when prescriptions are shipped. These revenues include the co-payment received from members of the health plans we serve.
- Revenues from the sale of prescription drugs by retail pharmacies are recognized when the claim is processed. When we independently have a contractual obligation to pay our network pharmacy providers for benefits provided to our clients' member, we act as a principal in the arrangement and we include the total prescription price (ingredient cost plus dispensing fee) we have contracted with these clients as revenue, including member co-payments to pharmacies.
- When we merely administer a client's network pharmacy contracts to which we are not a party and under which we do not assume credit risk, we earn an administrative fee for collecting payments from the client and remitting the corresponding amount to the pharmacies in the client's network. In these transactions, drug ingredient cost is not included in our revenues or in our cost of revenues.
- Gross rebates and administrative fees earned for the administration of our rebate programs, performed in conjunction with claim processing services provided to clients, are recorded as a reduction of cost of revenue and the portion of the rebate payable to customers is treated as a reduction of revenue.
- When we earn rebates and administrative fees in conjunction with formulary management services, but do not process the underlying claims, we record rebates received from manufacturers, net of the portion payable to customers, in revenue.
- We distribute pharmaceuticals in connection with our management of patient assistance programs and earn a fee from the manufacturer for administrative and pharmacy services for the delivery of certain drugs free of charge to doctors for their low income patients.
- We earn a fee for the distribution of consigned pharmaceuticals requiring special handling or packaging where we have been selected by the pharmaceutical manufacturer as part of a limited distribution network.
- Discounts and contractual allowances related to our SAAS revenues are estimated based on historical collections over a recent period for the sales that are recorded at gross amounts. The percentage is applied to the applicable accounts receivable balance that contains gross amounts for each period. Any differences between the estimates and actual collections are reflected in operations in the year payment is received. Differences may result in the amount and timing of revenues for any period if actual performance varies from estimates. Allowances for returns are estimated based on historical return trends. The discounts, contractual allowances, allowances for returns and any differences between estimates and actual amounts do not have a material effect on our consolidated financial statements.
- Specialty revenues earned by our SAAS segment are recognized at the point of shipment. At the time of

shipment, we have performed substantially all of our obligations under the customer contracts and do not experience a significant level of reshipments.

- SAAS product revenues include revenues earned through the distribution of specialty drugs to clients, and supplies provided through the distribution business, as well as administering sample card programs for certain manufacturers. We include ingredient cost of those drug samples dispensed from retail pharmacies in our SAAS revenues and the associated costs for these sample card programs in cost of revenues.
- SAAS service revenues include revenues earned through providing reimbursement solutions and product support to pharmaceutical manufacturers, biotechnology companies, and medical device companies, revenues derived from our group purchasing organization, and administrative fees for the verification of practitioner licensure and the distribution of consigned drug samples to doctors based on orders received from pharmaceutical sales representatives.

RESULTS OF OPERATIONS

We maintain a PBM segment, consisting of our domestic and Canadian PBM operations, and a SAAS segment, which consists of our specialty operations of CuraScript and our Specialty Distribution Services ("SDS") and Phoenix Marketing Group LLC ("PMG") lines of business.

PBM OPERATING INCOME

	Year Ended December 31,		
(in millions)	2008[1]	2007[2]	2006
Product revenue			
Network revenues[3]	$ 13,039.9	$ 13,023.3	$ 12,810.1
Home delivery revenues	4,992.7	5,015.5	5,166.0
Service revenues	182.5	168.7	163.0
Total PBM revenues	18,215.1	18,207.5	18,139.1
Cost of PBM revenues[3]	16,392.9	16,633.6	16,889.5
PBM gross profit	1,822.2	1,573.9	1,249.6
PBM SG&A expenses	600.9	536.4	505.2
PBM operating income	$ 1,221.3	$ 1,037.5	$ 744.4
Network	379.6	379.9	390.3
Home delivery	40.8	40.8	41.2
Total PBM claims	420.4	420.7	431.5
Total adjusted PBM claims[4]	502.0	502.3	513.9

(1) Includes the acquisition of MSC effective July 22, 2008.
(2) Includes the acquisition of CYC effective October 10, 2007.
(3) Includes retail pharmacy co-payments of $3,153.6, $3,554.5 and $4,012.7 for the years ended December 31, 2008, 2007, and 2006, respectively.
(4) PBM adjusted claims represent network claims plus mail claims, which are multiplied by 3, as mail claims are typically 90 day claims and network claims are generally 30 day claims.

PBM RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2008 vs. 2007

Network revenues increased $16.6 million, or 0.1%, in 2008 over 2007. Price inflation drove the increase, which was partially offset by changes in mix of generic versus brand claims. As our generic penetration rate increased to 67.3% of network claims as compared to 63.2% in 2007, our revenues correspondingly decreased. In addition, there was an $8.9 million decrease due to lower network claims volume.

The $22.8 million, or 0.5%, decrease in home delivery revenues in 2008 from 2007 is primarily due to the impact of higher generic penetration. Our generic penetration rate increased to 56.6% of total home delivery claims in 2008 as compared to 50.5% in 2007.

Home delivery generic fill rate is lower than the retail generic fill rate as fewer generic substitutions are available among maintenance medications (e.g., therapies for chronic conditions) commonly dispensed from home delivery pharmacies compared to acute medications which are primarily dispensed by pharmacies in our retail networks.

Cost of PBM revenues decreased $240.7 million, or 1.4% in 2008 from 2007 due to the following:

- Better management of ingredient costs resulting from renegotiation of certain supplier contracts.
- An increase in the aggregate generic fill rate.

PBM gross profit increased $248.3 million, or 15.8%, in 2008 over 2007. Client cost savings from the increase in the aggregate generic fill rate and better management of ingredient costs resulting from renegotiation of certain supplier contracts were only partially offset by margin pressures arising from the current competitive environment.

Selling, general and administrative expense ("SG&A") for the PBM segment increased $64.5 million, or 12.0%, in 2008 over 2007. The increase is due to investments for productivity improvement and growth as well as charges we incurred for the data security incident and a charge incurred for internally developed software.

PBM operating income increased $183.8 million, or 17.7%, in 2008 over 2007, based on the various factors described above.

PBM RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2007 vs. 2006

Network pharmacy revenues increased $213.2 million, or 1.7%, in 2007 from 2006. There are two primary components to our change in network revenues, changes in volume and changes in price. Approximately $555.5 million of the increase in network pharmacy revenues is attributable to changes in price. This increase was offset by a $342.3 million decrease due to lower claim volumes

Additionally, the generic penetration rate affects our average revenue per network claim. As the penetration rate increased to 63.2% of total network claims in 2007 as compared to 59.1% in 2006, it offset the upward trend in price caused by inflation as generic drugs are less expensive than brand drugs.

The $150.5 million, or 2.9%, decrease in home delivery revenues in 2007 over 2006 is primarily due to the impact of higher generic penetration on average revenue per home delivery claim and lower claim volumes. Our generic penetration rate increased to 50.5% of total home delivery claims in 2007 as compared to 45.7% in 2006. The decrease in claims volume resulted in a $44.2 million decrease in home delivery revenues. The impact of these items was partially offset by ingredient cost inflation.

Home delivery generic fill rate is lower than the retail generic fill rate as fewer generic substitutions are available among maintenance medications (e.g., therapies for chronic conditions) commonly dispensed from home delivery pharmacies compared to acute medications which are primarily dispensed by pharmacies in our retail networks.

Cost of PBM revenues decreased $255.9 million, or 1.5% in 2007 from 2006 as a result of the following:

- A 2.3% decrease in adjusted claims volume, as well as better management of ingredient costs resulting from renegotiation of certain supplier contracts and the increase in the aggregate generic fill rate, as discussed above.
- Offset by an increase of 0.8% in the cost of revenue per adjusted claim in 2007 over 2006, primarily from ingredient cost inflation.

Our PBM gross profit increased $324.3 million, or 26.0%, in 2007 over 2006. Client cost savings from the increase in the aggregate generic fill rate and better management of ingredient costs resulting from renegotiation of certain supplier contracts were only partially offset by lower network claims volume and margin pressures arising from the current competitive environment.

SG&A for our PBM segment increased $31.2 million, or 6.2%, in 2007 as compared to 2006 primarily as a result of the following factors:

- Increased spending of $32.0 million partially consisting of increases in management incentive compensation in addition to the effect of inflation.
- Increase of $8.1 million related to our new headquarters.
- Increased legal expenses of $6.0 million due to changes in the status of existing cases.
- These increases were offset by a $16.3 million decrease in professional fees, primarily due to a reduction of IT contractors and consultants.

PBM operating income increased $293.1 million, or 39.4%, in 2007 over 2006, based on the various factors described above.

SAAS OPERATING INCOME

(in millions)	2008	2007	2006
	Year Ended December 31,		
Product revenues	$ 3,649.1	$ 3,489.1	$ 3,290.9
Service revenues	113.8	127.4	132.6
Total SAAS revenues	3,762.9	3,616.5	3,423.5
Cost of SAAS revenues	3,544.2	3,431.6	3,204.2
SAAS gross profit	218.7	184.9	219.3
SAAS SG&A expenses	159.5	161.6	137.9
SAAS operating income from continuing operations	$ 59.2	$ 23.3	$ 81.4

Our SAAS results for 2008, 2007, and 2006 have been adjusted for the discontinued operations of IP, which was formerly part of our SAAS segment.

SAAS RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2008 vs. 2007

SAAS Continuing Operations. SAAS revenues increased $146.4 million, or 4.0%, in 2008 over 2007. This is partially due to increased cross-selling of specialty services to our PBM clients.

The increase in revenues was partially offset by an increase in SAAS cost of revenues of $112.6 million, or 3.3%, in 2008 over 2007. The larger increase in revenue resulted in an increase in gross profit of $33.8 million, or 18.3%, in 2008 from 2007. The increase in gross profit is attributable to the changes in mix as higher margin therapies replaced sales of lower margin drugs across multiple SAAS business units. Additionally, gross profit has increased as our enhanced specialty pharmacy offering provides a cost-effective, single source solution for our clients.

SG&A for our SAAS segment decreased $2.1 million, or 1.3%, in 2008 from 2007. The decrease is primarily caused by a charge of $16.5 million to bad debt expense in 2007 primarily in our Specialty Distribution line of business related to the insolvency of a client and integration of resources with our PBM. The decrease is partially offset by the bad debt expense, severance charges, and site closure costs incurred by the Specialty Distribution line of business in the first quarter of 2008. In addition, management compensation increased in 2008 in line with improved financial results.

SAAS income from continuing operations increased $35.9 million, or 154.1%, in 2008 from 2007 based on the factors described above.

SAAS RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2007 vs. 2006

SAAS Continuing Operations. SAAS revenues increased $193.0 million, or 5.6%, in 2007 over 2006. This is partially due to increased cross-selling of specialty services to our PBM clients in addition to sales of new drugs which became available for distribution through our Specialty Distribution line of business in late 2006, the full effect of which was not realized until 2007. The increase in revenues was partially offset by a $5.0 million reduction of revenues related to a non-recurring contractual adjustment. In addition, the increase in revenues was offset by a reduction in sales of higher margin drugs through our Specialty Distribution and Specialty Pharmacy lines of business as well as lower Patient Assistance Programs ("PAP") shipments and Rx Outreach membership reflecting the continuing shift of patients to Medicare Part D and other discount programs.

The increase in revenues was more than offset by an increase in SAAS cost of revenues of $227.4 million, or 7.1%, in 2007 over 2006, which contributed to the decrease in SAAS gross profit of $34.4 million, or 15.7%. The following factors contributed to the decrease in gross profit:

- Changes in mix as sales of newer, low margin therapies replaced sales of higher margin drugs across multiple SAAS business units.

- Inventory write-offs of $9.1 million in the fourth quarter of 2007; the majority of which related to a write-off of flu vaccine inventory in our Specialty Distribution line of business due to an overstock of inventory resulting from a mild flu season.

SG&A for our SAAS segment increased $23.7 million, or 17.2%, in 2007 from 2006. This is primarily caused by an increase in bad debt expense in 2007 over 2006, the majority of which is related to a $13.5 million non-recurring charge to bad debt expense in the third quarter of 2007 in our Specialty Distribution line of business related to the insolvency of a client, as well as $3.0 million of additional reserves taken in the fourth quarter of 2007 in order to adequately balance collection risks in all SAAS business lines.

SAAS income from continuing operations decreased $58.1 million, or 71.4%, in 2007 from 2006 based on the factors described above.

OTHER (EXPENSE) INCOME, NET

Net interest expense decreased $31.6 million, or 32.8%, in 2008 as compared to 2007, due to lower interest rates and less debt outstanding. Net interest expense increased $14.2 million, or 17.3%, in 2007 as compared to 2006, resulting from the increased borrowings under our credit facility (see "Liquidity and Capital Resources—Bank Credit Facility").

The non-operating charge of $2.0 million during the year ended December 31, 2008 represents an unrealized loss on shares held in the Reserve Primary Fund (see Note 2).

On December 18, 2006, we announced a proposal to acquire all of the outstanding shares of Caremark Rx, Inc. ("Caremark") common stock. On March 16, 2007, Caremark shareholders approved a merger agreement with CVS Corporation ("CVS") and we subsequently withdrew our proposal to acquire Caremark. We incurred legal and other professional fees (which do not include internal costs) of $27.2 million as a result of the proposed acquisition. These expenses were partially offset by a $4.4 million special dividend paid by CVS/Caremark Corporation ("CVS/ Caremark") on Caremark stock we owned prior to the CVS/Caremark merger and by a non-operating gain of $4.2 million resulting from the sale of our shares of CVS/Caremark stock in the second quarter of 2007. We recognized net non-operating charges in 2007 of $18.6 million.

PROVISION FOR INCOME TAXES

Our effective tax rate decreased to 35.8% for the year ended December 31, 2008, as compared to 36.4% for the year ended December 31, 2007. Our 2008 effective rate reflects non-recurring net tax benefits of $7.7 million attributable to lapses in the applicable statutes of limitations, favorable audit resolutions, and changes in our unrecognized tax benefits. Our 2007 effective rate reflects a nondeductible penalty of $10.5 million relating to the settlement of a legal matter. Our 2006 effective rate reflects non-recurring net tax benefits of $7.3 million mainly related to the impact of changes in state effective rates on deferred tax assets and liabilities.

NET LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX

Net loss from discontinued operations, net of tax, decreased $29.2 million from 2007 to 2008. This decrease is primarily due to charges recorded in the fourth quarter of 2007 of $34.0 million from IP goodwill and intangible asset impairment losses and the write-down of IP assets to fair market value (see "Critical Accounting Policies—Asset Impairment") and non-recurring charges of $2.0 million relating to the closure of six IP pharmacy sites. In addition, a pre-tax gain on sale of IP of $7.4 million offset by a pre-tax loss on sale of CMP for $1.3 million during the year ended December 31, 2008.

Net loss from discontinued operations, net of tax, increased $31.7 million from 2006 to 2007, primarily due to fourth quarter 2007 charges discussed above.

NET INCOME AND EARNINGS PER SHARE

Net income increased $208.3 million, or 36.7%, for the year ended December 31, 2008 over 2007 and increased $93.4 million, or 19.7% for the year ended December 31, 2007 over 2006.

On May 23, 2007, we announced a two-for-one stock split for stockholders of record on June 8, 2007, effective June 22, 2007. On May 24, 2005, we announced a two-for-one stock split for stockholders of record on June 10, 2005, effective June 24, 2005. Both splits were affected in the form of a dividend by issuance of one additional share of common stock for each share of common stock outstanding. The earnings per share and the weighted average number of shares outstanding for basic and diluted earnings per share for each respective period have been adjusted for both stock splits.

Basic and diluted earnings per share increased 43.1% and 43.3%, respectively, for the year ended December 31, 2008 over 2007 and 28.2% and 28.7%, respectively, for the year ended December 31, 2007 over 2006. These increases are primarily due to improved operating results, as well as the decrease in the basic and diluted weighted average number of common shares, relating to the repurchase of 7.2 million and 23.1 million shares in the years ended December 31, 2008 and 2007, respectively (see "—Stock Repurchase Program").

LIQUIDITY AND CAPITAL RESOURCES

OPERATING CASH FLOW AND CAPITAL EXPENDITURES

In 2008, net cash provided by continuing operations increased $247.5 million to $1,095.6 million. Changes in operating cash flows from continuing operations in 2008 were positively impacted by the following factors:

- Net income from continuing operations increased $179.1 million in 2008 over 2007.
- The deferred tax provision from continuing operations increased $29.7 million 2008 over 2007, reflecting changes in the deferred tax provision caused by the first quarter 2007 implementation of Financial Accounting Standards Board Interpretation Number ("FIN") 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109".
- Changes in working capital from continuing operations resulted in a cash inflow of $93.5 million compared to $77.2 million. The change was driven by an increase in net cash inflow in claims and rebates payable year over year due to the timing of invoices and payments. This was significantly offset by decreases in inventory due to large purchases of inventory at discounted rates and accounts receivable due to the timing of collections.

In 2008, cash flows from discontinued operations increased $28.2 million from cash used of $20.8 million in 2007 to cash provided of $7.4 million in 2008. This was primarily due to the sale of IP in 2008 and the collection of accounts receivable which is expected to continue for the near future.

In 2007, net cash provided by operations from continuing operations increased $174.6 million to $848.1 million. Changes in operating cash flows from continuing operations in 2007 were positively impacted by the following factors:

- Net income from continuing operations increased $125.1 million in 2007 over 2006.
- Inventory balances from continuing operations decreased by approximately $25.3 million primarily due to a large purchase of generic inventory at a discounted rate made in 2006, as well as improved inventory management.
- The impact on continuing operations accounts receivable of overall improvements in days outstanding.
- Smaller payouts of management incentive bonuses in 2007 as compared to 2006.

In 2007, cash flows used by discontinued operations increased $5.9 million to $20.8 million.

As a percent of accounts receivable, our allowance for doubtful accounts for continuing operations was 6.2% and 6.0% at December 31, 2008 and 2007, respectively. This increase is primarily due to additional reserves for receivables from our clients' members.

Our capital expenditures increased $10.8 million, or 14.4%, in 2008 as compared to 2007, and increased $8.4 million, or 12.6%, in 2007 as compared to 2006. We intend to continue to invest in infrastructure and technology which we believe will provide efficiencies in operations and facilitate growth and enhance the service we provide to our clients. We expect future capital expenditures will be funded primarily from operating cash flow or, to the extent necessary, with borrowings under our revolving credit facility, discussed below.

STOCK REPURCHASE PROGRAM (reflecting the two-for-one stock split effective June 22, 2007)

We have a stock repurchase program, originally announced on October 25, 1996. On July 22, 2008, our Board of Directors authorized total increases in the program of 15.0 million shares. Treasury shares are carried at first in, first out cost. There is no limit on the duration of the program. During 2008, we repurchased 7.2 million shares for $494.4 million, leaving 21.0 million shares remaining under the program. Current year repurchases were funded through internally generated cash. Additional share repurchases, if any, will be made in such amounts and at such times as we deem appropriate based upon prevailing market and business conditions.

ACQUISITIONS AND RELATED TRANSACTIONS

On July 22, 2008, we completed the acquisition of the Pharmacy Services Division of MSC, a privately held PBM, for a purchase price of $251.0 million, which includes a purchase price adjustment for working capital and transaction costs. MSC is a leader in providing PBM services to clients providing workers' compensation benefits. The transaction was accounted for under the provisions of FAS 141, "Business Combinations." The purchase price was funded through internally generated cash and temporary borrowings under our revolving credit facility. This acquisition is reported as part of our PBM segment and did not have a material effect on our consolidated financial statements.

We are one of the founders of RxHub, an electronic exchange enabling physicians who use electronic prescribing technology to link to pharmacies, PBM companies, and health plans. On July 1, 2008, the merger of RxHub and SureScripts was announced. The new organization will enable physicians to securely access health information when caring for their patients through a fast and efficient health exchange. We have retained one-sixth ownership in the merged company. Due to the decreased ownership percentage, the investment is being recorded using the cost method, under which dividends are the basis of recognition of earnings from an investment. This change did not have a material effect on our consolidated financial statements.

On October 10, 2007, we purchased Connect Your Care, LLC ("CYC"), a leading provider of consumer directed healthcare technology solutions to the employer, health plan and financial services markets. The purchase price was funded through internally generated cash. The purchase agreement includes an earnout provision, payable after three years based on the performance of the business. This acquisition is reported as part of our PBM segment, and did not have a material effect on our consolidated financial statements.

We regularly review potential acquisitions and affiliation opportunities. We believe available cash resources, bank financing or the issuance of additional common stock could be used to finance future acquisitions or affiliations. There can be no assurance we will make new acquisitions or establish new affiliations in 2009 or thereafter.

BANK CREDIT FACILITY

At December 31, 2008, our credit facility includes $960.0 million of Term A loans, $800.0 million of Term-1 loans and a $600.0 million revolving credit facility. The revolving credit facility (none of which was outstanding as of December 31, 2008) is available for general corporate purposes. During 2008, we made scheduled payments of $260.0 million on our Term A loan. The maturity date of our credit facility is October 14, 2010.

Our credit facility requires us to pay interest periodically on the London Interbank Offered Rates ("LIBOR") or base rate options, plus a margin. The margin over LIBOR ranges from 0.50% to 1.125%, depending on our consolidated leverage ratio or our credit rating. Under our credit facility we are required to pay commitment fees on the unused portion of the $600.0 million revolving credit facility. The commitment fee will range from 0.10% to 0.25% depending on our consolidated leverage ratio or our credit rating.

At December 31, 2008, the weighted average interest rate on the facility was 3.7%. Our credit facility contains covenants which limit the indebtedness we may incur, the common shares we may repurchase, and dividends we may pay. The repurchase and dividend covenant applies if certain leverage thresholds are exceeded. The covenants also include a minimum interest coverage ratio and a maximum leverage ratio. At December 31, 2008, we believe we are in compliance with all covenants associated with our credit facility.

CREDIT MARKET CONDITIONS

As of December 31, 2008, we had $530.7 million of cash on hand which is above historical levels. We consistently generate positive cash flow from operations and typically do not rely on external sources of capital to meet our routine operating needs, including required payments of debt under our credit agreements. As a result, we do not expect material adverse financial consequences due to the recent credit market conditions.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table sets forth our schedule of current maturities of our long-term debt as of December 31, 2008, and future minimum lease payments due under noncancellable operating leases of our continuing operations (in millions):

	Payments Due by Period as of December 31, 2008				
Contractual obligations	**Total**	**2009**	**2010 – 2011**	**2012 – 2013**	**After 2014**
Long-term debt [(1)]	$ 1,760.3	$ 420.0	$ 1,340.1	$ 0.2	$ 0.0
Future minimum lease payments [(2)]	183.7	31.9	54.4	44.9	52.5
Purchase commitments [(3)]	62.1	33.7	25.6	2.0	0.8
Total contractual cash obligations	$ 2,006.1	$ 485.6	$ 1,420.1	$ 47.1	$ 53.3

(1) These payments exclude the interest expense on our credit facility, which requires us to pay interest on LIBOR plus a margin. Our interest payments fluctuate with changes in LIBOR and in the margin over LIBOR we are required to pay (see "—Bank Credit Facility").

(2) In July 2004, we entered into a capital lease with the Camden County Joint Development Authority in association with the development of our Patient Care Contact Center in St. Marys, Georgia. At December 31, 2008, our lease obligation is $9.1 million. In accordance with FIN 39, "Offsetting of Amounts Related to Certain Contracts", our lease obligation has been offset against $9.1 million of industrial revenue bonds issued to us by the Camden County Joint Development Authority.

(3) These amounts consist of required future purchase commitments for materials, supplies, services and fixed assets in the normal course of business. We do not expect potential payments under these provisions to materially affect results of operations or financial condition. This conclusion is based upon reasonably likely outcomes derived by reference to historical experience and current business plans.

The gross liability for uncertain tax positions under FIN 48 is $40.4 million and $28.4 million as of December 31, 2008 and 2007, respectively. We do not expect a significant payment related to these obligations to be made within the next twelve months. We are not able to provide a reasonable reliable estimate of the timing of future payments relating to the non-current FIN 48 obligations.

OTHER MATTERS

In September 2006, the Financial Accounting Standards Board (" FASB") issued FAS 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. FAS 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. This standard does not expand the use of fair value to any new circumstances. FAS 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. On February 6, 2008 the FASB approved the Financial Staff Position that will defer the effective date of FAS 157 by one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. Our partial adoption of FAS 157 for financial assets and liabilities as of January 1, 2008 did not have a material impact on our consolidated financial position, results of operations or cash flows (see Note 2).

In February 2007, the FASB issued FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115" ("FAS 159"). Under FAS 159, a company may elect to measure eligible financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. Eligible items include, but are not limited to, accounts and loans receivable, equity method investments, accounts payable, guarantees, issued debt and firm commitments. If elected, FAS 159 is effective for fiscal years beginning after November 15, 2007. Currently, we have not elected to account for any of our eligible items using the fair value option under FAS 159.

In December 2007, the FASB issued FAS 141R, "Business Combinations," and FAS 160, "Business Combinations and Noncontrolling Interests" (FAS 141R and FAS 160, respectively). FAS 141R and FAS 160 are effective for fiscal years beginning after December 15, 2008. FAS 141R changes the definitions of a business and a business combination, and will result in more transactions recorded as business combinations. Certain acquired contingencies will be recorded initially at fair value on the acquisition date, transaction and restructuring costs generally will be expensed as incurred and in partial acquisitions companies generally will record 100 percent of the assets and liabilities at fair value, including goodwill. We do not expect these pronouncements to have an effect on our financial statements unless we enter into a business combination subsequent to the effective date.

IMPACT OF INFLATION

Changes in prices charged by manufacturers and wholesalers for pharmaceuticals affect our revenues and cost of revenues. Most of our contracts provide that we bill clients based on a generally recognized price index for pharmaceuticals.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risk from changes in interest rates related to debt outstanding under our credit facility. Our earnings are subject to change as a result of movements in market interest rates. At December 31, 2008, we had $1,229.6 million of obligations, net of cash, which were subject to variable rates of interest under our credit facility. A hypothetical increase in interest rates of 1% would result in an increase in annual interest expense of approximately $12.3 million (pre-tax), presuming obligations subject to variable interest rates remained constant.

Item 8 — Consolidated Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Express Scripts, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Express Scripts, Inc. and its subsidiaries at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

The Company changed the manner in which it accounts for member co-payments to retail pharmacies for the year ended December 31, 2008. The Company's current revenue recognition policy regarding member co-payments to retail pharmacies is described in Note 1. As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions for the year ended December 31, 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, management has excluded Medical Services Company from its assessment of internal control over financial reporting as of December 31, 2008 because it was acquired by the Company in a purchase business combination during 2008. We have also excluded Medical Services Company from our audit of internal control over financial reporting. Medical Services Company is a wholly-owned subsidiary whose total assets and total revenues represent 4.9% and 0.4%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2008.

/s/ PricewaterhouseCoopers LLP
St. Louis, Missouri
February 24, 2009

EXPRESS SCRIPTS, INC.
CONSOLIDATED BALANCE SHEET

	December 31, 2008	December 31, 2007
(in millions, except share data)		
Assets		
Current assets:		
Cash and cash equivalents	$ 530.7	$ 434.7
Restricted cash and investments	4.8	2.2
Receivables, net	1,155.9	1,184.6
Inventories	203.0	166.1
Deferred taxes	118.2	121.1
Prepaid expenses and other current assets	31.2	18.7
Current assets of discontinued operations	-	40.4
Total current assets	2,043.8	1,967.8
Property and equipment, net	222.2	215.5
Goodwill	2,881.1	2,695.3
Other intangible assets, net	332.6	342.0
Other assets	29.5	30.2
Non-current assets of discontinued operations	-	5.6
Total assets	$ 5,509.2	$ 5,256.4
Liabilities and stockholders' equity		
Current liabilities:		
Claims and rebates payable	$ 1,380.7	$ 1,258.9
Accounts payable	496.4	517.3
Accrued expenses	420.5	432.5
Current maturities of long-term debt	420.0	260.1
Current liabilities of discontinued operations	4.1	6.2
Total current liabilities	2,721.7	2,475.0
Long-term debt	1,340.3	1,760.3
Other liabilities	369.0	324.7
Total liabilities	4,431.0	4,560.0
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock, 5,000,000 shares authorized, $0.01 par value per share; and no shares issued and outstanding	-	-
Common stock, 1,000,000,000 shares authorized, $0.01 par value; shares issued: 318,958,000 and 318,886,000, respectively; shares outstanding: 247,649,000 and 252,371,000, respectively	3.2	3.2
Additional paid-in capital	640.8	564.5
Accumulated other comprehensive income	6.2	20.9
Retained earnings	3,361.0	2,584.9
	4,011.2	3,173.5
Common stock in treasury at cost, 71,309,000 and 66,515,000 shares, respectively	(2,933.0)	(2,477.1)
Total stockholders' equity	1,078.2	696.4
Total liabilities and stockholders' equity	$ 5,509.2	$ 5,256.4

See accompanying Notes to Consolidated Financial Statements

EXPRESS SCRIPTS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended December 31,		
(in millions, except per share data)	**2008**	**2007**	**2006**
Revenues [1]	$ 21,978.0	$ 21,824.0	$ 21,562.6
Cost of revenues [1]	19,937.1	20,065.2	20,093.7
Gross profit	2,040.9	1,758.8	1,468.9
Selling, general and administrative	760.4	698.0	643.1
Operating income	1,280.5	1,060.8	825.8
Other (expense) income:			
Non-operating charges, net	(2.0)	(18.6)	-
Undistributed loss from joint venture	(0.3)	(1.3)	(1.6)
Interest income	13.0	12.2	13.7
Interest expense	(77.6)	(108.4)	(95.7)
	(66.9)	(116.1)	(83.6)
Income before income taxes	1,213.6	944.7	742.2
Provision for income taxes	434.0	344.2	266.8
Net income from continuing operations	779.6	600.5	475.4
Net loss from discontinued operations, net of tax	(3.5)	(32.7)	(1.0)
Net income	$ 776.1	$ 567.8	$ 474.4
Weighted average number of common shares outstanding during the period:			
Basic:	248.9	260.4	279.6
Diluted:	251.8	264.0	284.0
Basic earnings (loss) per share:			
Continuing operations	$ 3.13	$ 2.31	$ 1.70
Discontinued operations	(0.01)	(0.13)	-
Net earnings	3.12	2.18	1.70
Diluted earnings (loss) per share:			
Continuing operations	$ 3.10	$ 2.27	$ 1.67
Discontinued operations	(0.01)	(0.12)	-
Net earnings	3.08	2.15	1.67

[1] Includes retail pharmacy co-payments of $3,153.6, $3,554.5 and $4,012.7 for the years ended December 31, 2008, 2007, and 2006, respectively.

See accompanying Notes to Consolidated Financial Statements

EXPRESS SCRIPTS, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Number of Shares	Amount						
(in millions)	Common Stock	Common Stock	Additional Paid-in Capital	Unearned Compensation Under Employee Compensation Plans	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Stock	Total
Balance at December 31, 2005	159.5	$ 1.6	$ 473.5	$ (5.8)	$ 9.8	$ 1,542.9	$ (557.2)	$ 1,464.8
Comprehensive income:								
Net income	-	-	-	-	-	474.4	-	474.4
Other comprehensive income,								
Foreign currency translation adjustment	-	-	-	-	0.1	-	-	0.1
Realized and unrealized gain on available for sale securities; net of taxes	-	-	-	-	2.0	-	-	2.0
Comprehensive income	-	-	-	-	2.1	474.4	-	476.5
Reclassification of unearned compensation upon adoption of FAS 123R	-	-	(5.8)	5.8	-	-	-	-
Treasury stock acquired	-	-	-	-	-	-	(906.8)	(906.8)
Common stock issued under employee plans, net of forfeitures and stock redeemed for taxes	(0.1)	-	(7.5)	-	-	-	5.6	(1.9)
Amortization of unearned compensation under employee plans	-	-	27.6	-	-	-	-	27.6
Exercise of stock options	-	-	(22.9)	-	-	-	57.2	34.3
Tax benefit relating to employee stock compensation	-	-	30.4	-	-	-	-	30.4
Balance at December 31, 2006	159.4	1.6	495.3	-	11.9	2,017.3	(1,401.2)	1,124.9
Comprehensive income:								
Net income	-	-	-	-	-	567.8	-	567.8
Other comprehensive income,								
Foreign currency translation adjustment	-	-	-	-	11.0	-	-	11.0
Realized and unrealized gain on available for sale securities; net of taxes	-	-	-	-	(2.0)	-	-	(2.0)
Comprehensive income	-	-	-	-	9.0	567.8	-	576.8
Stock split in form of dividend	159.4	1.6	(1.6)	-	-	-	-	-
Treasury stock acquired	-	-	-	-	-	-	(1,140.3)	(1,140.3)
Common stock issued under employee plans, net of forfeitures and stock redeemed for taxes	0.1	-	1.5	-	-	-	3.1	4.6
Amortization of unearned compensation under employee plans	-	-	31.6	-	-	-	-	31.6
Exercise of stock options	-	-	(11.7)	-	-	-	61.3	49.6
Tax benefit relating to employee stock compensation	-	-	49.4	-	-	-	-	49.4
Cumulative effect of adoption of FIN 48	-	-	-	-	-	(0.2)	-	(0.2)
Balance at December 31, 2007	318.9	3.2	564.5	-	20.9	2,584.9	(2,477.1)	696.4
Comprehensive income:								
Net income	-	-	-	-	-	776.1	-	776.1
Other comprehensive income,								
Foreign currency translation adjustment	-	-	-	-	(14.7)	-	-	(14.7)
Comprehensive income	-	-	-	-	(14.7)	776.1	-	761.4
Treasury stock acquired	-	-	-	-	-	-	(494.4)	(494.4)
Common stock issued under employee plans, net of forfeitures and stock redeemed for taxes	-	-	0.6	-	-	-	4.0	4.6
Amortization of unearned compensation under employee plans	-	-	40.3	-	-	-	-	40.3
Exercise of stock options	-	-	(6.8)	-	-	-	34.5	27.7
Tax benefit relating to employee stock compensation	-	-	42.2	-	-	-	-	42.2
Balance at December 31, 2008	318.9	$ 3.2	$ 640.8	$ -	$ 6.2	$ 3,361.0	$(2,933.0)	$ 1,078.2

See accompanying Notes to Consolidated Financial Statements

EXPRESS SCRIPTS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,		
(in millions)	2008	2007	2006
Cash flows from operating activities:			
Net income	$ 776.1	$ 567.8	$ 474.4
Net loss from discontinued operations, net of tax	3.5	32.7	1.0
Net income from continuing operations	779.6	600.5	475.4
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	97.7	97.5	99.8
Deferred income taxes	33.8	4.1	7.6
Bad debt expense	30.1	36.7	13.5
Employee stock-based compensation expense	40.2	31.6	27.6
Other, net	20.7	0.5	(0.1)
Changes in operating assets and liabilities, net of changes resulting from acquisitions:			
Receivables	21.9	71.6	35.7
Inventories	(38.0)	25.3	77.4
Other current and non-current assets	5.4	6.9	44.5
Claims and rebates payable	113.0	(16.8)	(104.2)
Other current and non-current liabilities	(8.8)	(9.8)	(3.7)
Net cash provided by operating activities—continuing operations	1,095.6	848.1	673.5
Net cash provided by (used in) operating activities—discontinued operations	7.4	(20.8)	(14.9)
Net cash flows provided by operating activities	1,103.0	827.3	658.6
Cash flows from investing activities:			
Purchases of property and equipment	(85.8)	(75.0)	(66.6)
Acquisitions, net of cash acquired, and investment in joint venture	(251.5)	(14.3)	0.1
Sale (purchase) of marketable securities	-	34.2	(31.5)
Short term investment transferred from cash	(49.3)	-	-
Cash received from short term investment	38.9	-	-
Proceeds from the sale of business	27.7	-	-
Other	(0.6)	(0.7)	(2.8)
Net cash used in investing activities—continuing operations	(320.6)	(55.8)	(100.8)
Net cash used in investing activities—discontinued operations	-	(2.5)	(0.2)
Net cash used in investing activities	(320.6)	(58.3)	(101.0)
Cash flows from financing activities:			
Proceeds from long-term debt	-	800.0	-
Repayment of long-term debt	(260.0)	(180.1)	(110.1)
Proceeds from (repayments of) revolving credit line, net	-	(50.0)	50.0
Tax benefit relating to employee stock-based compensation	42.1	49.4	30.4
Treasury stock acquired	(494.4)	(1,140.3)	(906.8)
Deferred financing fees	-	(1.5)	(0.4)
Net proceeds from employee stock plans	31.9	52.8	32.2
Net cash used in financing activities	(680.4)	(469.7)	(904.7)
Effect of foreign currency translation adjustment	(6.0)	4.4	0.2
Net increase (decrease) in cash and cash equivalents	96.0	303.7	(346.9)
Cash and cash equivalents at beginning of year	434.7	131.0	477.9
Cash and cash equivalents at end of year	$ 530.7	$ 434.7	$ 131.0
Supplemental data:			
Cash paid during the year for:			
Income tax payments, net of refunds	$ 342.4	$ 279.2	$ 192.9
Interest	72.9	112.2	96.9

See accompanying Notes to Consolidated Financial Statements

1. Summary of significant accounting policies

Organization and operations. We are one of the largest full-service pharmacy benefit management ("PBM") companies in North America, providing health care management and administration services on behalf of clients that include health maintenance organizations, health insurers, third-party administrators, employers, union-sponsored benefit plans, workers' compensation plans and government health programs. Our integrated PBM services include network claims processing, home delivery pharmacy services, specialty prescription fulfillment, benefit design consultation, drug utilization review, formulary management, and drug data analysis services. Our Specialty and Ancillary Services ("SAAS") segment services include distribution of injectible drugs, pharmaceuticals, medical supplies, pharmaceuticals to low-income patients through manufacturer-sponsored branded and company-sponsored generic patient assistance programs and distribution of sample units to physicians and verification of practitioner licensure; and bio-pharma services including reimbursement and customized logistics solutions. SAAS services do not include the fulfillment of specialty prescriptions at retail pharmacies participating in our networks. These prescriptions are included in PBM retail pharmacies participating in our networks.

We report segments on the basis of services offered and have determined we have two reportable segments: PBM and SAAS. Our domestic and Canadian PBM operating segments have similar characteristics and as such have been aggregated into a single PBM reporting segment. Our SAAS segment includes the Specialty operations of CuraScript, Inc. ("CuraScript"), and Specialty Distribution Services ("SDS") and Phoenix Marketing Group LLC ("PMG") lines of business (see Note 14).

Basis of presentation. The consolidated financial statements include our accounts and those of our wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in affiliated companies, 20% to 50% owned, are accounted for under the equity method. Certain amounts in prior years have been reclassified to conform with the current year presentation. The preparation of the consolidated financial statements conforms to generally accepted accounting principles in the United States, and requires us to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates and assumptions.

Discontinued operations. On June 30, 2008, we completed the sale of CuraScript Infusion Pharmacy, Inc. ("IP"), our infusion pharmacy line of business, for $27.5 million and recorded a pre-tax gain of approximately $7.4 million. The gain is included in net loss from discontinued operations, net of tax in the consolidated statement of income for the year ended December 31, 2008. IP was identified as available for sale during the fourth quarter of 2007 as we considered it non-core to our future operations.

On April 4, 2008, we completed the sale of Custom Medical Products, Inc. ("CMP") and recorded a pre-tax loss of approximately $1.3 million which is included in net loss from discontinued operations, net of tax in the consolidated statement of income for the year ended December 31, 2008 (see Note 4).

Cash and cash equivalents. Cash and cash equivalents include cash on hand and investments with original maturities of three months or less. We have banking relationships resulting in certain cash disbursement accounts being maintained by banks not holding our cash concentration accounts. As a result, cash disbursement accounts carrying negative book balances of $254.3 million and $231.6 million (representing outstanding checks not yet presented for payment) have been reclassified to claims and rebates payable, accounts payable and accrued expenses at December 31, 2008 and 2007, respectively. This reclassification restores balances to cash and current liabilities for liabilities to our vendors which have not been settled. No overdraft or unsecured short-term loan exists in relation to these negative balances.

We have restricted cash and cash equivalents in the amount of $4.8 million and $2.2 million at December 31, 2008 and 2007, respectively. These amounts consist of investments and cash which include participants' health savings accounts as well as employers' pre-funding amounts.

Accounts receivable. Based on our revenue recognition policies discussed below, certain claims at the end of a period are unbilled. Revenue and unbilled receivables for those claims are estimated each period based on the amount to be paid to network pharmacies and historical gross margin. Estimates are adjusted to actual at the time of billing. Historically, adjustments to our original estimates have been immaterial. As of December 31, 2008 and 2007, unbilled receivables for continuing operations were $561.9 million and $592.9 million, respectively. Unbilled receivables are billed to clients typically within 30 days based on the contractual billing schedule agreed upon with the client.

We provide an allowance for doubtful accounts equal to estimated uncollectible receivables. This estimate is based on the current status of each customer's receivable balance as well as current economic and market conditions. Receivables are written off against the allowance only upon determination such amounts are not recoverable and all collection attempts have failed. As of December 31, 2008 and 2007, we have an allowance for doubtful accounts for continuing operations of $76.8 million and $75.4 million, respectively.

Inventories. Inventories consist of prescription drugs and medical supplies which are stated at the lower of first-in first-out cost or market.

Property and equipment. Property and equipment is carried at cost and is depreciated using the straight-line method over estimated useful lives of seven years for furniture and three to five years for equipment and purchased computer software. Leasehold improvements are amortized on a straight-line basis over the remaining term of the lease or the useful life of the asset, if shorter. Expenditures for repairs, maintenance and renewals are charged to income as incurred. Expenditures that improve an asset or extend its estimated useful life are capitalized. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Research and development expenditures relating to the development of software for internal purposes are charged to expense until technological feasibility is established in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Thereafter, the remaining software production costs up to the date placed into production are capitalized and included as property and equipment. Amortization of the capitalized amounts commences on the date placed into production, and is computed on a product-by-product basis using the straight-line method over the remaining estimated economic life of the product but not more than five years. Reductions, if any, in the carrying value of capitalized software costs to net realizable value are expensed. With respect to capitalized software costs, we recorded amortization expense of $21.3 million in 2008, $18.2 million in 2007 and $17.4 million in 2006.

Marketable securities. All investments not included as cash and cash equivalents are accounted for under Financial Accounting Standards Board Statement No. ("FAS") 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of our marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. All marketable securities at December 31, 2008 and 2007 were recorded in other non-current assets on our consolidated balance sheet (see Note 2).

Securities bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are reported at fair value, which is based upon quoted market prices, with unrealized holding gains and losses included in earnings. We held trading securities, consisting primarily of mutual funds, totaling $12.8 million and $20.9 million at December 31, 2008 and 2007, respectively. We maintain our trading securities to offset changes in certain liabilities related to our deferred compensation plan discussed in Note 12. Net (loss) gain recognized on the trading portfolio were ($5.2) million, $1.9 million, and $2.7 million in 2008, 2007, and 2006, respectively.

Securities not classified as trading or held-to-maturity securities are classified as available-for-sale securities. Available-for-sale securities are reported at fair value, which is based upon quoted market prices, with unrealized holding gains and losses reported through other comprehensive income, net of applicable taxes. At December 31, 2006, we held available-for-sale securities with a value of $33.4 million, consisting primarily of common stock of Caremark Rx, Inc. ("Caremark"). In 2006, we recorded unrealized gains on our available-for-sale securities of $3.4 million ($2.0 million, net of tax) in other comprehensive income. We sold these shares for a non-operating gain of $4.2 million in the second quarter of 2007.

Impairment of long lived assets. We evaluate whether events and circumstances have occurred which indicate the remaining estimated useful life of long lived assets, including other intangible assets, may warrant revision or the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. Impairment losses, if any, would be determined based on the present value of the cash flows using discount rates that reflect the inherent risk of the underlying business (see Note 4 and Note 8).

Goodwill. Goodwill is evaluated for impairment annually or when events or circumstances occur indicating goodwill might be impaired in accordance with FAS 142, "Goodwill and Other Intangible Assets." In addition, we evaluate whether events or circumstances have occurred which may indicate an impairment in goodwill. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. Impairment losses, if any, would be determined based on the present value of the cash flows using discount rates that reflect the inherent risk of the underlying business.

We evaluate goodwill separately for the domestic PBM operations, Canadian PBM operations and SAAS operations. No such impairment existed for our domestic PBM operations or Canadian PBM operations at December 31, 2008 or 2007. Additionally, no such impairment existed for our SAAS operations at December 31, 2008.

As noted above, IP was classified as a discontinued operation during the fourth quarter of 2007. Impairment charges of $7.0 million were recorded for IP in the net loss from discontinued operations for 2007 (see Note 8).

Other intangible assets. Other intangible assets include, but are not limited to, customer contracts and relationships, non-compete agreements, deferred financing fees, trade names and certain advance discounts paid to clients under contractual agreements. Other intangible assets, excluding customer contracts, customer relationships and trade names, are recorded at cost. Customer contracts and relationships are valued based on discounted cash flows over the expected life of the intangible asset. Excluding trade names which have an indefinite life, other intangible assets are amortized on a straight-line basis, which approximates the pattern of benefit, over periods from 1 to 20 years (see Note 8).

The amount of other intangibles assets reported for our continuing operations is net of accumulated amortization of $195.5 million and $205.5 million at December 31, 2008 and 2007, respectively. Amortization expense for our continuing operations for customer-related intangibles and non-compete agreements included in selling, general and administrative expenses was $33.7 million for the years ended December 31, 2008 and 2007 and $34.0 million for the year ended 2006, respectively. Amortization expense for our continuing operations for deferred financing fees included in interest expense was $2.4 million, $2.2 million and $1.9 million in 2008, 2007 and 2006, respectively. Amortization expense for our continuing operations for advance discounts paid to customers is recorded against revenue and was $0.6 million, $2.8 million and $5.2 million in 2008, 2007 and 2006, respectively.

In connection with our evaluation of IP as a discontinued operation during 2007, we wrote-off intangible assets with a net book value of $0.4 million (gross carrying value of $0.7 million net of accumulated amortization of $0.3 million), consisting of contractual relationships, in the net loss from discontinued operations.

Self-insurance reserves. We maintain insurance coverage for claims that arise in the normal course of business. Where insurance coverage is not available, or, in our judgment, is not cost-effective, we maintain self-insurance reserves to reduce our exposure to future legal costs, settlements and judgments. Self-insured losses are accrued based upon estimates of the aggregate liability for the costs of uninsured claims incurred using certain actuarial assumptions followed in the insurance industry and our historical experience (see Note 13). It is not possible to predict with certainty the outcome of these claims, and we can give no assurances any losses, in excess of our insurance and any self-insurance reserves, will not be material.

Fair value of financial instruments. The carrying value of cash and cash equivalents, accounts receivable, claims and rebates payable, and accounts payable approximated fair values due to the short-term maturities of these instruments. The fair value, which approximates the carrying value, of our bank credit facility was estimated using either quoted market prices or the current rates offered to us for debt with similar maturity (see Note 2).

Revenue recognition. Revenues from our PBM segment are earned by dispensing prescriptions from our home delivery pharmacies, processing claims for prescriptions filled by retail pharmacies in our networks, and by providing services to drug manufacturers, including administration of discount programs (see also "Rebate accounting" below).

Revenues from dispensing prescriptions from our home delivery pharmacies are recorded when prescriptions are shipped. At the time of shipment, our earnings process is complete: the obligation of our customer to pay for the drugs is fixed, and, due to the nature of the product, the member may not return the drugs nor receive a refund.

Revenues related to the distribution of prescription drugs by retail pharmacies in our networks consist of the prescription price (ingredient cost plus dispensing fee) negotiated with our clients, including the portion to be settled directly by the member (co-payment), plus any associated administrative fees. These revenues are recognized when the claim is processed. When we independently have a contractual obligation to pay our network pharmacy providers for benefits provided to our clients' members, we act as a principal in the arrangement and we include the total prescription price as revenue in accordance with Emerging Issues Task Force ("EITF") Issue No. 99-19, "Reporting Gross Revenue as a Principal vs. Net as an Agent." Although we generally do not have credit risk with respect to retail co-payments, the primary indicators of gross treatment are present. When a prescription is presented by a member to a retail pharmacy within our network, we are solely responsible for confirming member eligibility, performing drug utilization review, reviewing for drug-to-drug interactions, performing clinical intervention, which may involve a call to the member's physician, communicating plan provisions to the pharmacy, directing payment to the pharmacy and billing the client for the amount they are contractually obligated to pay us for the prescription dispensed, as specified within our client contracts. We also provide benefit design and formulary consultation services to clients. We have separately negotiated contractual relationships with our clients and with network pharmacies, and under our contracts with pharmacies we assume the credit risk of our clients' ability to pay for drugs dispensed by these pharmacies to clients' members. Our clients are not obligated to pay the pharmacies as we are primarily obligated to pay retail pharmacies in our network the contractually agreed upon amount for the prescription dispensed, as specified within our provider contracts. These factors indicate we are a principal as defined by EITF 99-19 and, as such, we record the total prescription price contracted with clients in revenue.

If we merely administer a client's network pharmacy contracts to which we are not a party and under which we do not assume credit risk, we record only our administrative fees as revenue. For these clients, we earn an administrative fee for collecting payments from the client and remitting the corresponding amount to the pharmacies in the client's network. In these transactions we act as a conduit for the client. Because we are not the principal in these transactions, drug ingredient cost is not included in our revenues or in our cost of revenues.

In retail pharmacy transactions, amounts paid to pharmacies and amounts charged to clients are always exclusive of the applicable co-payment. Retail pharmacy co-payments, which we instructed retail pharmacies to collect from members, of $3.2 billion, $3.6 billion and $4.0 billion for the years ended December 31, 2008, 2007, and 2006, respectively, are included in revenues and cost of revenues. We changed our accounting policy for member co-payments during the third quarter of 2008 to include member co-payments to retail pharmacies in revenue and cost of revenue. Retail pharmacy co-payments decreased in the years ended December 31, 2008, 2007, and 2006 as compared to prior periods due to the expected loss of discount card programs and other low margin clients. Additionally, the decrease is due to the increase in generic utilization.

We bill our clients based upon the billing schedules established in client contracts. At the end of a period, any unbilled revenues related to the sale of prescription drugs that have been adjudicated with retail pharmacies are estimated based on the amount we will pay to the pharmacies and historical gross margin. Those amounts due from our clients are recorded as revenue as they are contractually due to us for past transactions. Adjustments are made to these estimated revenues to reflect actual billings at the time clients are billed; historically, these adjustments have not been material.

Revenues from our SAAS segment are earned in a variety of ways. Revenues from our specialty line of business are from providing medications/pharmaceuticals for diseases that rely upon high-cost injectible, infused, oral, or inhaled drugs which have sensitive handling and storage needs, the distribution of pharmaceuticals and medical supplies to providers and clinics, fertility services to providers and patients and bio-pharmaceutical services including marketing, reimbursement and customized logistics solutions. Specialty revenues earned by our SAAS segment are recognized at the point of shipment. At the time of shipment, we have performed substantially all of our obligations under our customer contracts and do not experience a significant level of reshipments. Appropriate reserves are recorded for discounts and contractual allowances which are estimated based on historical collections over a recent period. Any differences between our estimates and actual collections are reflected in operations in the period in which payment is received. Differences may result in the amount and timing of our revenues for any period if actual performance varies from our estimates. Allowances for returns are estimated based on historical return trends.

Revenues from our SAAS segment also are derived from the distribution of pharmaceuticals requiring special handling or packaging where we have been selected by the pharmaceutical manufacturer as part of a limited distribution network and the distribution of pharmaceuticals through Patient Assistance Programs where we receive a fee from the pharmaceutical manufacturer for administrative and pharmacy services for the delivery of certain drugs free of charge to doctors for their low-income patients, sample fulfillment and sample accountability services. Revenues include administrative fees received from these programs as well as fees for verification of practitioner licensure. We also administer sample card programs for certain manufacturers and include the ingredient costs of those drug samples dispensed from retail pharmacies in SAAS revenues, and the associated costs for these sample card programs in cost of revenues. Because manufacturers are independently obligated to pay us and we have an independent contractual obligation to pay our network pharmacy providers for free samples dispensed to patients under sample card programs, we include the total payments from these manufacturers (including ingredient costs) as revenue, and payments to the network pharmacy provider as cost of revenue. These transactions require us to assume credit risk.

Rebate accounting. We administer a rebate program through which we receive rebates and administrative fees from pharmaceutical manufacturers. Rebates and administration fees earned for the administration of this program, performed in conjunction with claim processing and home delivery services provided to clients, are recorded as a reduction of cost of revenue and the portion of the rebate and administration fees payable to customers is treated as a reduction of revenue. The portion of rebates and administration fees payable to clients is estimated based on historical and/or anticipated sharing percentages. These estimates are adjusted to actual when amounts are paid to clients. We record rebates and administrative fees receivable from the manufacturer and payable to clients when the prescriptions covered under contractual agreements with the manufacturers are dispensed; these amounts are not dependent upon future pharmaceutical sales. Rebates and administrative fees billed to manufacturers are determinable when the drug is dispensed. We pay all or a contractually agreed upon portion of such rebates to our clients.

Cost of revenues. Cost of revenues includes product costs, network pharmacy claims payments, co-payments, and other direct costs associated with dispensing prescriptions, including shipping and handling (see also "Revenue Recognition" and "Rebate Accounting"). We changed our accounting policy for member co-payments during the third quarter of 2008 to include member co-payments to retail pharmacies in revenue and cost of revenue.

Income taxes. Deferred tax assets and liabilities are recognized based on temporary differences between financial statement basis and tax basis of assets and liabilities using presently enacted tax rates. On January 1, 2007, we adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation ("FIN") 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" (see Note 10).

Employee stock-based compensation. On January 1, 2006, we adopted FAS 123R, "Share-Based Payment," which replaces FAS 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board No. ("APB") 25, "Accounting for Stock Issued to Employees." We adopted FAS 123R using the modified prospective method. Under this method of adoption, prior periods are not restated. For awards granted prior to the adoption of FAS 123R, compensation cost is recognized for the unvested portion of outstanding awards based on the grant-date fair value calculated under FAS 123 for pro forma disclosures. We elected to use the short-cut method for determining the historical pool of windfall tax benefits.

Grant-date fair value of stock options and "stock-settled" stock appreciation rights ("SSRs") are estimated using a Black-Scholes valuation model. Compensation expense is reduced based on estimated forfeitures with adjustments to actual recorded at the time of vesting. Forfeitures are estimated based on historical experience. We use an accelerated method of recognizing compensation cost for awards with graded vesting, which essentially treats the grant as three separate awards, with vesting periods of 12, 24 and 36 months for those grants that vest over three years. The majority of our stock-based awards have three-year vesting.

See Note 12 for more information regarding stock-based compensation.

Earnings per share (reflecting the two-for-one stock split effective June 22, 2007). Basic earnings per share ("EPS") is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed in the same manner as basic earnings per share but adds the number of additional common shares that would have been outstanding for the period if the dilutive potential common shares had been issued. The following is the reconciliation between the number of weighted average shares used in the basic and diluted earnings per share calculation for all periods (amounts are in millions):

	2008	2007	2006
Weighted average number of common shares outstanding during the period – Basic EPS(1)	248.9	260.4	279.6
Dilutive common stock equivalents:			
Outstanding stock options, SSRs, restricted stock units, and executive deferred compensation units(2)	2.9	3.6	4.4
Weighted average number of common shares outstanding during the period – Diluted EPS	251.8	264.0	284.0

(1) The decrease in weighted average number of common shares outstanding during the period for Basic and Diluted EPS resulted from 7.2 million and 23.1 million treasury shares repurchased in the years ended December 31, 2008 and 2007, respectively.

(2) Excludes awards of 0.4 million and 0.9 million for the year ended December 31, 2008 and 2006, respectively. These were excluded because their effect was anti-dilutive.

The above shares are all calculated under the "treasury stock" method in accordance with FAS 128, "Earnings per Share."

Foreign currency translation. The financial statements of ESI Canada, our Canadian operations, are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for each period for revenues, expenses, gains and losses. The functional currency for ESI Canada is the local currency and cumulative translation adjustments (credit balances of $6.2 million and $20.9 million at December 31, 2008 and 2007, respectively) are recorded within the accumulated other comprehensive income component of stockholders' equity.

Comprehensive income. In addition to net income, our components of comprehensive income (net of taxes) are foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. We have displayed comprehensive income within the Statement of Changes in Stockholders' Equity.

New accounting guidance. In February 2007, the FASB issued FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115" ("FAS 159"). Under FAS 159, a company may elect to measure eligible financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. Eligible items include, but are not limited to, accounts and loans receivable, equity method investments, accounts payable, guarantees, issued debt and firm commitments. If elected, FAS 159 is effective for fiscal years beginning after November 15, 2007. Currently, we have not elected to account for any of our eligible items using the fair value option under FAS 159.

In December 2007, the FASB issued FAS 141R, "Business Combinations" and FAS 160, "Business Combinations and Noncontrolling Interests" (FAS 141R and FAS 160, respectively). FAS 141R and FAS 160 are effective for fiscal years beginning after December 15, 2008. FAS 141R changes the definitions of a business and a business combination, and will result in more transactions recorded as business combinations. Certain acquired contingencies will be recorded initially at fair value on the acquisition date, transaction and restructuring costs generally will be expensed as incurred and in partial acquisitions companies generally will record 100 percent of the assets and liabilities at fair value, including goodwill. We do not expect these pronouncements to have an effect on our financial statements unless we enter into a business combination subsequent to the effective date.

2. Fair value measurements

In September 2006, the FASB issued FAS 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. FAS 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. This standard does not expand the use of fair value to any new circumstances. FAS 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. On February 6, 2008, the FASB approved the Financial Staff Position which deferred the effective date of FAS 157 by one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

We adopted FAS 157 as of January 1, 2008, with the exception of the application of the statement to nonrecurring nonfinancial assets and nonfinancial liabilities. Our partial adoption of FAS 157 did not have a material impact on our consolidated financial position, results of operations or cash flows. Nonrecurring nonfinancial assets and nonfinancial liabilities for which we have not applied the provisions of FAS 157 include those measured at fair value in goodwill impairment testing, indefinite lived intangible assets measured at fair value for impairment testing, asset retirement obligations initially measured at fair value, and those assets and liabilities initially measured at fair value in a business combination.

FAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than quoted prices for similar assets and liabilities in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore, requiring an entity to develop its own assumptions.

Financial assets accounted for at fair value on a recurring basis at December 31, 2008 include cash equivalents of $471.2 million, restricted cash and investments of $4.8 million and trading securities of $12.8 million (included in other assets). These assets are carried at fair value based on quoted market prices for identical securities (Level 1 inputs).

As of December 31, 2008, short-term investments, included in prepaid expenses and other current assets in the consolidated balance sheet, were carried at fair value and consisted of our investment in the Reserve Primary Fund (the "Primary Fund"), which is a money market fund. The estimated fair value of our investment in the Primary Fund was $8.4 million as of December 31, 2008. The net asset value of the Primary Fund decreased below $1 per share as a result of the Primary Fund's valuing at zero its holdings of debt securities by Lehman Brothers Holdings, Inc., which filed for bankruptcy on September 15, 2008. Accordingly, we recognized an unrealized loss of $2.0 million in the year ended December 31, 2008, which is included in non-operating gains (charges), net in the consolidated statement of operations and reclassified the Primary Fund investment from cash and cash equivalents to prepaid expenses and other current assets in the consolidated balance sheet. We assessed the fair value of the underlying collateral for the Primary Fund through evaluation of the liquidation value of assets held by the Primary Fund, which is classified within Level 3 of the fair value hierarchy.

We have received cash distributions of $38.9 million through December 31, 2008 and received $3.3 million subsequent to year-end. We expect to receive future distributions as the Primary Funds's assets mature or are sold. If the markets for short term securities remain illiquid, there may be further declines in the value of our remaining investments. To the extent we determine there is a further decline in fair value, we may recognize additional losses in future periods up to the aggregate amount of these investments of $8.4 million at December 31, 2008.

3. Changes in business

Acquisitions. On July 22, 2008, we completed the acquisition of the Pharmacy Services Division of MSC – Medical Services Company ("MSC"), a privately held PBM, for a purchase price of $251.0 million, which includes a purchase price adjustment for working capital and transaction costs. MSC is a leader in providing PBM services to clients providing workers' compensation benefits. The transaction was accounted for under the provisions of FAS 141, "Business Combinations." The purchase price was funded through internally generated cash and temporary borrowings under the revolving credit facility. This acquisition is reported as part of our PBM segment.

The purchase price has been preliminarily allocated based upon the estimated fair value of net assets acquired at the date of the acquisition. A portion of the excess of purchase price over tangible net assets acquired has been allocated to intangible assets, consisting of customer relationships in the amount of $28.9 million and internally developed software in the amount of $1.2 million, which are being amortized using a straight-line method over estimated useful lives of fifteen years and five years, respectively. The acquired customer relationships and internally developed software are included in other intangibles, net and property and equipment, net, respectively, in the consolidated balance sheet. In addition, the excess of purchase price over tangible net assets and identified intangible assets acquired has been allocated to goodwill in the amount of $208.2 million. The amounts preliminarily assigned to intangible assets and goodwill may be further adjusted pending finalization of the purchase price and asset valuation. Goodwill is not deductible for tax purposes.

On October 10, 2007, we purchased Connect Your Care, LLC ("CYC"), a leading provider of consumer directed healthcare technology solutions to the employer, health plan and financial services markets. The purchase price was funded through internally generated cash. The purchase agreement includes an earnout provision, payable after three years based on the performance of the business. This acquisition is reported as part of our PBM segment, and did not have a material effect on our consolidated financial statements.

4. Discontinued operations

On June 30, 2008, we completed the sale of IP, our infusion pharmacy line of business, for $27.5 million and recorded a pre-tax gain of approximately $7.4 million. The gain is included in net loss from discontinued operations, net of tax in the consolidated statement of income for the year ended December 31, 2008. Rights to certain working capital balances related to IP were not sold and are retained on the balance sheet as of December 31, 2008. For a period of time, we will continue to generate cash flows and income statement activity on assets and liabilities of discontinued operations as these working capital balances wind down, which are not expected to be material.

IP was identified as available for sale during the fourth quarter of 2007 as we considered it non-core to our future operations. In connection with the classification of IP as a discontinued operation, we recorded a charge of $34.0 million in the fourth quarter of 2007 related to impairment losses. IP was headquartered in Louisville, Kentucky and operated twelve infusion pharmacies in six states. IP offered a broad range of infused therapies in the home to patients with acute or chronic conditions.

Prior to being classified as a discontinued operation, IP was included in our SAAS segment. The results of operations for IP are reported as discontinued operations for all periods presented in the accompanying consolidated statements of operations. Additionally, for all periods presented, assets and liabilities of the discontinued operations are segregated in the accompanying consolidated balance sheets, and cash flows of our discontinued operations are segregated in our accompanying consolidated statement of cash flows.

On April 4, 2008, we completed the sale of CMP and recorded a pre-tax loss of approximately $1.3 million which is included in net loss from discontinued operations, net of tax in the consolidated statement of operations for the year ended December 31, 2008. CMP, which assembles customer medical kits containing various types of medical supplies, was included in our SAAS segment prior to being classified as a discontinued operation.

Certain information with respect to the discontinued operations for the year ended December 31, 2008, 2007, and 2006 is summarized as follows:

(in millions)	**2008**	**2007**	**2006**
Revenues	$ 44.7	$ 108.3	$ 110.1
Net loss from discontinued operations, net of tax	(3.5)	(32.7)	(1.0)
Income tax (expense) benefit from discontinued operations	(0.3)	14.0	0.7

5. Non-operating charges, net

The non-operating charge of $2.0 million during the year ended December 31, 2008 represents an unrealized loss on shares held in the Reserve Primary Fund (See Note 2).

On December 18, 2006, we announced a proposal to acquire all of the outstanding shares of Caremark Rx, Inc. ("Caremark") common stock. On March 16, 2007, Caremark shareholders approved a merger agreement with CVS Corporation ("CVS") and we subsequently withdrew our proposal to acquire Caremark. We incurred legal and other professional fees (which do not include internal costs) of $27.2 million as a result of the proposed acquisition. These expenses were partially offset by a $4.4 million special dividend paid by CVS/Caremark Corporation ("CVS/ Caremark") on Caremark stock we owned prior to the CVS/Caremark merger and by a non-operating gain of $4.2 million resulting from the sale of our shares of CVS/Caremark stock in the second quarter of 2007.

6. Joint venture

On July 1, 2008, the merger of RxHub and SureScripts was announced. We are one of the founders of RxHub, an electronic exchange enabling physicians who use electronic prescribing technology to link to pharmacies, PBM companies and health plans. The new organization enables physicians to securely access health information when caring for their patients through a fast and efficient health exchange. We retain one-sixth ownership in the merged company. Due to the decreased ownership percentage, the investment is recorded under the cost method, under which dividends are the basis of recognition of earnings from an investment. RxHub has not paid any dividends to date. Prior to the merger, the investment in RxHub was recorded using the equity method of accounting, which required our percentage interest in RxHub's results to be recorded in our consolidated statement of operations. Our percentage of RxHub's loss for 2008, 2007 and 2006 was $0.3 million, $1.3 million, and $1.6 million, respectively, and has been recorded in other (expense) income, net, in the consolidated statement of operations. Our investment in RxHub (approximately $0.8 million and $0.2 million at December 31, 2008 and 2007, respectively) is recorded in other assets in our consolidated balance sheet.

7. Property and equipment

Property and equipment of our continuing operations, at cost, consists of the following:

	December 31,	
(in millions)	**2008**	**2007**
Land and buildings	$ 6.3	$ 6.3
Furniture	37.9	34.7
Equipment	198.8	185.1
Computer software	249.8	207.1
Leasehold improvements	51.9	50.7
	544.7	483.9
Less accumulated depreciation	322.5	268.4
	$ 222.2	$ 215.5

Depreciation expense for our continuing operations in 2008, 2007 and 2006 was $64.0 million, $63.8 million and $65.8 million, respectively. Internally developed software, net of accumulated depreciation, for our continuing operations was $55.5 million and $78.9 million at December 31, 2008 and 2007, respectively.

In July 2004, we entered into a capital lease with the Camden County Joint Development Authority in association with the development of our Patient Care Contact Center in St. Marys, Georgia (see Note 13).

Under certain of our operating leases for facilities in which we operate home delivery and specialty pharmacies, we are required to remove improvements and equipment upon surrender of the property to the landlord and convert the facilities back to office space. Our asset retirement obligation for our continuing operations was $6.3 million and $6.0 million at December 31, 2008 and 2007, respectively.

8. Goodwill and Other Intangibles

The following is a summary of our goodwill and other intangible assets of our continuing operations (amounts in millions):

	December 31, 2008		December 31, 2007	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Goodwill				
PBM	$ 1,711.6	$ 107.0	$ 1,525.8	$ 107.4
SAAS	1,276.5	-	1,276.9	-
	$ 2,988.1	$ 107.0	$ 2,802.7	$ 107.4
Other intangible assets				
PBM				
Customer contracts	$ 273.1	$ 110.2	$ 245.9	$ 97.8
Other [(1)]	17.4	12.3	61.6	53.0
	290.5	122.5	307.5	150.8
SAAS				
Customer relationships	231.5	72.3	231.5	51.7
Other [(1)]	6.1	0.7	8.5	3.0
	237.6	73.0	240.0	54.7
Total other intangible assets	$ 528.1	$ 195.5	$ 547.5	$ 205.5

(1) Changes in other intangible assets are a result of the write-off of fully-amortized contractual assets.

The aggregate amount of amortization expense of other intangible assets for our continuing operations was $36.1 million, $38.8 million and $41.3 million for the year ended December 31, 2008, 2007 and 2006, respectively. The future aggregate amount of amortization expense of other intangible assets for our continuing operations is expected to be approximately $37.5 million for 2009, $35.6 million for 2010, $34.3 million for 2011, $32.4 million for 2012 and $32.3 million for 2013. The weighted average amortization period of intangible assets subject to amortization is 15 years in total, and by major intangible class is 5 to 20 years for customer-related intangibles and four years for other intangible assets.

In connection with the discontinued operations of IP (see Note 4) and pursuant to our policies for assessing impairment of goodwill and long-lived assets (see Note 1), approximately $7.0 million of goodwill was written off in the fourth quarter of 2007 and we wrote-off intangible assets with a net book value of $0.4 million (gross carrying value of $0.7 million net of accumulated amortization of $0.3 million), consisting of contractual relationships.

9. Financing

Long-term debt consists of:

(in millions)	December 31, 2008	December 31, 2007
Term A loans due October 14, 2010 with an average interest rate of 3.8% at December 31, 2008	$ 960.0	$ 1,220.0
Term-1 loans due October 14, 2010 with an average interest rate of 3.5% at December 31, 2008	800.0	800.0
Revolving credit facility due October 14, 2010	-	-
Other	0.3	0.4
Total debt	1,760.3	2,020.4
Less current maturities	420.0	260.1
Long-term debt	$ 1,340.3	$ 1,760.3

At December 31, 2008, our credit facility includes $960.0 million of Term A loans, $800.0 million of Term-1 loans and a $600.0 million revolving credit facility. The revolving credit facility (none of which was outstanding as of December 31, 2008) is available for general corporate purposes. During 2008, we made scheduled payments of $260.0 million on the Term A loan. The maturity date of the credit facility is October 14, 2010.

The credit facility requires us to pay interest periodically on the London Interbank Offered Rates ("LIBOR") or base rate options, plus a margin. The margin over LIBOR will range from 0.50% to 1.125%, depending on our consolidated leverage ratio or our credit rating. Under the credit facility we are required to pay commitment fees on the unused portion of the $600.0 million revolving credit facility. The commitment fee will range from 0.10% to 0.25% depending on our consolidated leverage ratio or our credit rating.

At December 31, 2008, the weighted average interest rate on the facility was 3.7%. The credit facility contains covenants which limit the indebtedness we may incur, the common shares we may repurchase, and dividends we may pay. The repurchase and dividend covenant applies if certain leverage thresholds are exceeded. The covenants also include a minimum interest coverage ratio and a maximum leverage ratio. At December 31, 2008, we believe we are in compliance with all covenants associated with our credit facility.

The following represents the schedule of current maturities for our long-term debt as of December 31, 2008 (amounts in millions):

Year Ended December 31,	
2009	$ 420.0
2010	1,340.0
2011	0.1
2012	0.1
2013	0.1
Thereafter	-
	$ 1,760.3

10. Income taxes

Income from continuing operations before income taxes of $1,213.6 million resulted in net tax expense of $434.0 million for 2008. We consider its foreign earnings to be indefinitely reinvested and accordingly, has not recorded a provision for United States federal and state income taxes thereon. Cumulative undistributed foreign earnings for which United States taxes have not been provided are included in consolidated retained earnings in the amount of $31.5 million, $34.3 million and $23.6 million as of December 31, 2008, 2007, and 2006, respectively. Upon distribution of foreign earnings, we may be subject to United States income taxes (subject to adjustment for foreign tax credits) and foreign withholding taxes payable.

The provision (benefit) for income taxes for continuing operations consists of the following:

	Year Ended December 31,		
(in millions)	**2008**	**2007**	**2006**
Income from continuing operations before income taxes:			
United States	$ 1,221.9	$ 937.1	$ 734.8
Foreign	(8.3)	7.6	7.4
Total	$ 1,213.6	$ 944.7	$ 742.2
Current provision:			
Federal	$ 381.1	$ 320.9	$ 242.6
State	18.2	15.8	14.0
Foreign	0.9	3.4	2.6
Total current provision	400.2	340.1	259.2
Deferred provision:			
Federal	38.8	7.4	11.2
State	(2.1)	(2.4)	(3.8)
Foreign	(2.9)	(0.9)	0.2
Total deferred provision	33.8	4.1	7.6
Total current and deferred provision	$ 434.0	$ 344.2	$ 266.8

A reconciliation of the statutory federal income tax rate and the effective tax rate follows (the effect of foreign taxes on the effective tax rate for 2008, 2007, and 2006 is immaterial):

	Year Ended December 31,		
	2008	**2007**	**2006**
Statutory federal income tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	0.8	0.9	0.7
Non-deductible penalty	-	0.4	-
Other, net	-	0.1	0.2
Effective tax rate	35.8%	36.4%	35.9%

Our effective tax rate decreased to 35.8% for the year ended December 31, 2008, as compared to 36.4% for the year ended December 31, 2007. Our 2008 effective rate includes discrete tax adjustments resulting in a net tax benefit of $7.7 million attributable to lapses in the applicable statutes of limitations, favorable audit resolutions, and changes in our unrecognized tax benefits. Our 2007 effective rate reflects a nondeductible penalty of $10.5 million relating to the settlement of a legal matter.

The effective tax rate recognized in discontinued operations was (9.3)%, 29.7% and 41.2% as of December 31, 2008, 2007, and 2006, respectively. The corresponding net tax provision was $0.3 million in 2008 with a net tax benefit of $13.8 million and $0.7 million in 2007 and 2006, respectively. Our 2008 and 2007 effective tax rates were both unfavorably impacted by valuation allowances recorded against state net operating loss carryforwards. The 2008 effective rate also reflects the impact of changes in state effective rates on deferred tax assets and liabilities.

The deferred tax assets and deferred tax liabilities for our continuing operations recorded in our Consolidated Balance Sheet are as follows:

(in millions)	December 31, 2008	2007
Deferred tax assets:		
Allowance for doubtful accounts	$ 25.0	$ 27.4
Net operating loss carryforwards and other tax attributes	24.0	18.0
Deferred compensation	3.0	6.3
Restricted stock	26.0	17.2
Accrued expenses	91.2	91.0
Other	4.3	4.2
Gross deferred tax assets	173.5	164.1
Less valuation allowance	(11.7)	(8.3)
Net deferred tax assets	161.8	155.8
Deferred tax liabilities:		
Depreciation and property differences	(29.3)	(17.1)
Goodwill and customer contract amortization	(323.9)	(292.7)
Prepaids	(1.1)	(1.2)
Other	(3.0)	(2.3)
Gross deferred tax liabilities	(357.3)	(313.3)
Net deferred tax liabilities	$ (195.5)	$ (157.5)

As of December 31, 2008, we have $20.0 million of state net operating loss carryforwards which expire between 2009 and 2028. A valuation allowance of $11.0 million exists for a portion of these deferred tax assets. The net current deferred tax asset is $118.3 million and $121.1 million, and the net long-term deferred tax liability, included in other liabilities, is $313.8 million and $278.6 million as of December 31, 2008 and 2007, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in millions)	2008	2007
Balance at January 1	$ 28.4	$ 23.5
Additions for tax positions related to prior years	7.9	2.5
Reductions for tax positions related to prior years	-	(6.7)
Additions for tax positions related to the current year	9.2	10.2
Reductions for tax positions related to the current year	-	(0.1)
Reductions attributable to settlements with taxing authorities	(2.1)	-
Reductions as a result of a lapse of the applicable statute of limitations	(3.0)	(1.0)
Balance at December 31	$ 40.4	$ 28.4

Included in our unrecognized tax benefits are $7.9 million of uncertain tax positions that would impact our effective tax rate if recognized. We do not expect any significant increases or decreases to our unrecognized tax benefits within 12 months of December 31, 2008.

We have accrued $0.9 million and $4.1 million of interest in our consolidated statement of operations as of December 31, 2008 and 2007, respectively, resulting in $5.0 million and $4.1 million of accrued interest in our consolidated balance sheet as of December 31, 2008 and 2007, respectively. Interest was computed on the difference between the tax position recognized in accordance with FIN 48 and the amount previously taken or expected to be taken in our tax returns.

Our U.S. federal income tax returns for tax years 2003 and beyond remain subject to examination by the Internal Revenue Service ("IRS"). The IRS commenced an examination of our consolidated 2003 and 2004 federal income tax returns in the second quarter of 2006 that is anticipated to be concluded in 2009. Accordingly, we have agreed to extend our statute of limitations for both years to September 30, 2009. Our state income tax returns for 2003 and beyond also remain subject to examination by various state authorities with the latest statute expiring on November 15, 2012.

11. Common stock (reflecting the two-for-one stock split effective June 22, 2007)

On May 23, 2007, we announced a two-for-one stock split for stockholders of record on June 8, 2007, effective June 22, 2007. The split was affected in the form of a dividend by issuance of one additional share of common stock for each share of common stock outstanding. The earnings per share and the weighted average number of shares outstanding for basic and diluted earnings per share for each period have been adjusted for the stock split.

We have a stock repurchase program, originally announced on October 25, 1996. In 2008, our Board of Directors authorized total increases in the program of 15 million shares. Treasury shares are carried at first in, first out cost. There is no limit on the duration of the program. During 2008, we repurchased 7.2 million shares for $494.4 million, leaving 21 million shares remaining under the program. Current year repurchases were through internally generated cash. Additional share repurchases, if any, will be made in such amounts and at such times as we deem appropriate based upon prevailing market and business conditions.

Through December 31, 2008, approximately 17.1 million shares have been reissued in connection with employee compensation plans. As of December 31, 2008, approximately 15.0 million shares of our common stock have been reserved for employee benefit plans (see Note 12).

Preferred Share Purchase Rights. In July 2001 our Board of Directors adopted a stockholder rights plan which declared a dividend of one right for each outstanding share of our common stock. The rights plan will expire on July 25, 2011. The rights are currently represented by our common stock certificates. When the rights become exercisable, they will entitle each holder to purchase 1/1,000th of a share of our Series A Junior Participating Preferred Stock for an exercise price of $300 (subject to adjustment). The rights will become exercisable and will trade separately from the common stock only upon the tenth day after a public announcement that a person, entity or group ("Person") has acquired 15% or more of our outstanding common stock ("Acquiring Person") or ten days after the commencement or public announcement of a tender or exchange offer which would result in any Person becoming an Acquiring Person; provided that any Person who beneficially owned 15% or more of our common stock as of the date of the rights plan will not become an Acquiring Person so long as such Person does not become the beneficial owner of additional shares representing 2% or more of our outstanding shares of common stock. In the event that any Person becomes an Acquiring Person, the rights will be exercisable for our common stock with a market value (as determined under the rights plan) equal to twice the exercise price. In the event that, after any Person becomes an Acquiring Person, we engage in certain mergers, consolidations, or sales of assets representing 50% or more of our assets or earning power with an Acquiring Person (or Persons acting on behalf of or in concert with an Acquiring Person), the rights will be exercisable for common stock of the acquiring or surviving company with a market value (as determined under the rights plan) equal to twice the exercise price. The rights will not be exercisable by any Acquiring Person. The rights are redeemable at a price of $0.01 per right prior to any Person becoming an Acquiring Person.

12. Employee benefit plans and stock-based compensation plans

Retirement savings plan. We sponsor retirement savings plans under Section 401(k) of the Internal Revenue Code for all of our full-time employees. Employees may elect to enter into a written salary deferral agreement under which a maximum of 15% to 25% of their salary, subject to aggregate limits required under the Internal Revenue Code, may be contributed to the plan. We match 200% of the first 1% and 100% of the next 3% of the employees' compensation contributed to the Plan for substantially all employees. For the years ended December 31, 2008, 2007, and 2006, we had contribution expense of approximately $19.7 million, $17.9 million and $16.6 million, respectively.

Employee stock purchase plan. We offer an employee stock purchase plan that qualifies under Section 423 of the Internal Revenue Code and permits all employees, excluding certain management level employees, to purchase shares of our common stock. Participating employees may contribute up to 10% of their salary to purchase common stock at the end of each monthly participation period at a purchase price equal to 95% of the fair market value of our common stock on the last business day of the participation period. During 2008, 2007 and 2006, approximately 118,000, 131,000 and 176,000 shares of our common stock were issued under the plan, respectively. Our common stock reserved for future employee purchases under the plan is approximately 1.5 million at December 31, 2008.

Deferred compensation plan. We maintain a non-qualified deferred compensation plan (the "Executive Deferred Compensation Plan") that provides benefits payable to eligible key employees at retirement, termination or death. Benefit payments are funded by a combination of contributions from participants and us. Participants may elect to defer up to 50% of their base earnings and 100% of specific bonus awards. Participants become fully vested in our contributions on the third anniversary of the end of the plan year for which the contribution is credited to their account. For 2008, our contribution was equal to 6% of each qualified participant's total annual compensation, with 25% being allocated as a hypothetical investment in our common stock and the remaining being allocated to a variety of investment options. We have chosen to fund our liability for this plan through investments in trading securities, which primarily consists of mutual funds (see Note 1). We incurred compensation expense of approximately $1.8 million, $1.1 million and $0.8 million in 2008, 2007, and 2006, respectively. At December 31, 2008, approximately 3.0 million shares of our Common Stock have been reserved for future issuance under the plan.

Stock-based compensation plans. In August 2000, the Board of Directors adopted the Express Scripts, Inc. 2000 Long-Term Incentive Plan which was subsequently amended in February 2001 and again in December 2001 (as amended, the "2000 LTIP"), which provides for the grant of various equity awards with various terms to our officers, Board of Directors and key employees selected by the Compensation Committee of the Board of Directors. The 2000 LTIP, as then amended, was approved by our stockholders in May 2001 and, as amended, in 2006. Under the 2000 LTIP, we have issued stock options, SSRs, restricted stock and performance share awards. Awards are typically settled using treasury shares. As of December 31, 2008, approximately 10.5 million shares of our common stock are available for issuance under this plan. The maximum term of stock options, SSRs, restricted stock and performance shares granted under the 2000 LTIP is 10 years.

During 2008, we granted to certain officers and employees approximately 199,000 restricted shares of common stock and performance shares with a weighted average fair market value of $64.79. The restricted stock awards have three-year graded vesting and the performance shares cliff vest at the end of three years. Prior to vesting, these shares are subject to forfeiture to us without consideration upon termination of employment under certain circumstances. The original value of the performance share grants are subject to a multiplier of up to 2.5 based on certain performance metrics. The total number of non-vested restricted stock and performance share awards was 518,000 and 677,000 at December 31, 2008 and 2007, respectively. Unearned compensation relating to these awards is amortized to non-cash compensation expense over the estimated vesting periods. As of December 31, 2008, 2007 and 2006, unearned compensation related to restricted stock and performance shares was $14.2 million, $13.6 million and $6.7 million, respectively. We recorded pre-tax compensation expense related to restricted stock and performance share grants of $16.3 million, $9.3 million and $6.8 million in 2008, 2007, and 2006, respectively.

During 2008, we granted to certain officers and employees approximately 1,838,000 stock options with a weighted average Black-Scholes value of $17.88 per share. The SSRs and stock options have three-year graded vesting. Due to the nature of the awards, we use the same valuation methods and accounting treatments for SSRs and stock options.

The provisions of the 2000 LTIP allow employees to use shares to cover tax withholding on stock awards. Upon vesting of restricted stock and performance shares, employees have taxable income subject to statutory withholding requirements. The number of shares issued to employees may be reduced by the number of shares having a market value equal to our minimum statutory withholding for federal, state and local tax purposes.

As a result of the Board's adoption and stockholder approval of the 2000 LTIP, no additional awards will be granted under either of our 1992 amended and restated stock option plan (discussed below) or under our 1994 amended and restated stock option plan (discussed below). However, these plans are still in existence as there are outstanding grants under these plans.

In April 1992, we adopted a stock option plan that we amended and restated in 1995 and amended in 1999, which provided for the grant of nonqualified stock options and incentive stock options to our officers and key employees selected by the Compensation Committee of the Board of Directors. In June 1994, the Board of Directors adopted the Express Scripts, Inc. 1994 Stock Option Plan, also amended and restated in 1995 and amended in 1997, 1998 and 1999. Under either plan, the exercise price of the options was not less than the fair market value of the shares at the time of grant, and the options typically vested over a five-year period from the date of grant.

In April 1992, we also adopted a stock option plan that was amended and restated in 1995 and amended in 1996 and 1999 that provided for the grant of nonqualified stock options to purchase 48,000 shares to each director who is not an employee of ours or our affiliates. In addition, the second amendment to the plan gave each non-employee director who was serving in such capacity as of the date of the second amendment the option to purchase 2,500 additional shares. The second amendment options vested over three years. The plan provides that the options vest over a two-, three- or five-year period from the date of grant depending upon the circumstances of the grant.

The following table presents amounts related to stock-based compensation:

(in millions, except per share data)	**SSRs and Stock Options**	**Restricted Stock and Performance Shares**
Year ended December 31, 2008		
Stock-based compensation:		
Expense, pre-tax	$ 23.8	$ 16.3
Expense, after tax	15.3	10.5
Expense per diluted share	0.06	0.04
As of December 31, 2008		
Unamortized portion[(1)]	$ 20.6	$ 14.2
Year ended December 31, 2007		
Stock-based compensation:		
Expense, pre-tax	$ 22.3	$ 9.3
Expense, after tax	14.2	5.9
Expense per diluted share	0.05	0.02
As of December 31, 2007		
Unamortized portion[(1)]	$ 15.0	$ 13.6

(1) We have $0.4 million of unearned compensation related to unvested shares that are part of our deferred compensation plan as of December 31, 2008 and 2007.

The weighted average remaining recognition period for SSRs and stock options is 1.6 years, and for restricted stock and performance shares is 1.6 years.

As a result of the adoption of FAS 123R, we now classify the excess tax benefit from the exercise of stock options as a financing cash inflow. For the year ended December 31, 2008, the tax benefit related to employee stock compensation was $42.1 million. Prior to the adoption of FAS 123R, the tax benefit from the exercise of stock options was classified as an inflow from operating activities and under the modified prospective method, prior periods are not restated to reflect the adoption of FAS 123R.

Prior to January 1, 2006, we accounted for stock-based compensation in accordance with APB 25, which required the use of the intrinsic value method. Accordingly, no compensation expense was recognized in prior periods for the stock options granted, since the exercise price was equal to the fair market value of the shares at the grant date. Compensation expense was recognized under APB 25 for restricted stock awards based on the fair market value of the stock on the date of grant.

The fair value of options and SSRs granted is estimated on the date of grant using a Black-Scholes multiple option-pricing model with the following weighted average assumptions:

	2008	**2007**	**2006**
Expected life of option	3-5 years	3-5 years	3-5 years
Risk-free interest rate	1.6%-3.4%	3.8%-5.2%	4.5%-5.3%
Expected volatility of stock	30%-37%	29%-31%	31%-34%
Expected dividend yield	None	None	None

The Black-Scholes model requires subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The expected term and forfeiture rate of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior, as well as expected behavior on outstanding options. The risk-free rate is based on the U.S. Treasury rates in effect during the corresponding period of grant. The expected volatility is based on the historical volatility of our stock price. These factors could change in the future, which would affect the stock-based compensation expense in future periods.

A summary of the status of stock options and SSRs as of December 31, 2008, and changes during the year ended December 31, 2008 is presented below.

	2008	
(share data in millions)	**Shares**	**Weighted-Average Exercise Price**
Outstanding at beginning of year	8.4	$ 27.22
Granted	1.8	64.48
Exercised	(2.5)	20.40
Forfeited/cancelled	(0.6)	42.80
Outstanding at end of period	7.1	37.96
Awards exercisable at period end	3.9	25.03
Weighted-average fair value of options granted during the year	$ 17.88	

A summary of the status of restricted stock and performance shares as of December 31, 2008, and changes during the year ended December 31, 2008 is presented below.

	2008	
(share data in millions)	**Shares**	**Weighted-Average Grant Date Fair Value**
Outstanding at beginning of year	0.5	$ 38.13
Granted	0.2	64.79
Released	(0.1)	39.98
Forfeited/Cancelled	(0.1)	36.76
Outstanding at end of period	0.5	47.78

At December 31, 2008, the weighted-average remaining contractual lives of stock options and SSRs outstanding and stock options and SSRs exercisable were 4.3 years and 3.1 years, respectively, and the aggregate intrinsic value (the amount by which the market value of the underlying stock exceeds the exercise price of the option) of shares outstanding and shares exercisable was $138.0 million and $115.6 million, respectively. Cash proceeds, tax benefits, fair value of vested shares and intrinsic value related to total stock options exercised and restricted shares vested during the years ended December 31, 2008, 2007 and 2006 are provided in the following table:

(in millions, except per share data)	**2008**	**2007**	**2006**
Proceeds from stock options exercised	$27.7	$49.7	$34.3
Tax benefit related to employee stock compensation	42.1	49.4	30.4
Fair value of vested restricted shares	4.3	9.3	23.1
Intrinsic value of stock options exercised	41.7	140.1	97.3
Weighted average fair value of options granted during the year	$17.88	$12.83	$14.23

13. Commitments and contingencies

We have entered into noncancellable agreements to lease certain office and distribution facilities with remaining terms from one to ten years. The majority of our lease agreements include renewal options which would extend the agreements from one to five years. Rental expense under the office and distribution facilities leases, excluding the discontinued operations of IP (see Note 4), in 2008, 2007 and 2006, was $31.0 million, $31.6 million and $27.4 million, respectively. The future minimum lease payments due under noncancellable operating leases, excluding the facilities of the discontinued operations of IP (in millions):

Year Ended December 31,	Minimum lease payments
2009	$ 31.9
2010	30.3
2011	24.1
2012	22.7
2013	22.2
Thereafter	52.5
	$ 183.7

These payments reflect a lease agreement we signed during 2007 for an expansion of our corporate facilities. We took possession of the facility during the first quarter of 2009. The annual lease commitments for the new building are approximately $2.7 million and the term of the lease is ten and a half years.

In July 2004, we entered into a capital lease with the Camden County Joint Development Authority in association with the development of our Patient Care Contact Center in St. Mary's, Georgia. At December 31, 2008, our lease obligation was $9.1 million. In accordance with FIN 39 "Offsetting of Amounts Related to Certain Contracts," our lease obligation has been offset against $9.1 million of industrial bonds issued by the Camden County Joint Development Authority.

For the year ended December 31, 2008, approximately 71.1% of our pharmaceutical purchases were through one wholesaler. We believe other alternative sources are readily available. Our top five clients collectively represented 18.2%, 18.1%, and 19.6% of revenues during 2008, 2007, and 2006 respectively. None of our clients accounted for 10% or more of our consolidated revenues in fiscal years 2008, 2007 or 2006. We believe no other concentration risks exist at December 31, 2008.

We accrue self-insurance reserves based upon estimates of the aggregate liability of claim costs in excess of our insurance coverage which are probable and estimable. Reserves are estimated using certain actuarial assumptions followed in the insurance industry and our historical experience (see Note 1, "Self-insurance reserves"). The majority of these claims are legal claims and our liability estimate is primarily related to the cost to defend these claims. We do not accrue for settlements, judgments, monetary fines or penalties until such amounts are probable and estimable, in compliance with FAS 5, "Accounting for Contingencies." Under FAS 5, if the range of possible loss is broad, and no amount within the range is more likely than any other, the liability accrual is based on the lower end of the range.

While we believe our services and business practices are in compliance with applicable laws, rules and regulations in all material respects, we cannot predict the outcome of these matters at this time. An unfavorable outcome in one or more of these matters could result in the imposition of judgments, monetary fines or penalties, or injunctive or administrative remedies. We can give no assurance that such judgments, fines and remedies, and future costs associated with legal matters, would not have a material adverse effect on our financial condition, our consolidated results of operations or our consolidated cash flows.

14. Segment information

We report segments on the basis of services offered and have determined we have two reportable segments: PBM and SAAS. Our domestic and Canadian PBM operating segments have similar characteristics and as such have been aggregated into a single PBM reporting segment. As described in Note 1, our SAAS segment includes the Specialty operations of CuraScript, and our SDS and PMG lines of business. As described in Note 4, we discontinued our IP and CMP lines of business. Prior to being classified as discontinued, IP and CMP were included in our SAAS segment.

Operating income is the measure used by our chief operating decision maker to assess the performance of each of our operating segments. The following table presents information about our reportable segments, including a reconciliation of operating income from continuing operations to income before income taxes from continuing operations for the years ended December 31:

(in millions)	PBM	SAAS	Total
2008			
Product revenue:			
Network revenues	$ 13,039.9	$ -	$ 13,039.9
Home delivery revenues	4,992.7	-	4,992.7
Other revenues	-	3,649.1	3,649.1
Service revenues	182.5	113.8	296.3
Total revenues	18,215.1	3,762.9	21,978.0
Depreciation and amortization expense	60.9	36.8	97.7
Operating income	1,221.3	59.2	1,280.5
Non-operating charges, net			(2.0)
Undistributed loss from joint venture			(0.3)
Interest income			13.0
Interest expense			(77.6)
Income before income taxes			1,213.6
Capital expenditures	77.9	7.9	85.8

(in millions)	PBM	SAAS	Total
2007			
Product revenue:			
Network revenues	$ 13,023.3	$ -	$ 13,023.3
Home delivery revenues	5,015.5	-	5,015.5
Other revenues	-	3,489.1	3,489.1
Service revenues	168.7	127.4	296.1
Total revenues	18,207.5	3,616.5	21,824.0
Depreciation and amortization expense	61.9	35.6	97.5
Operating income	1,037.5	23.3	1,060.8
Non-operating charges, net			(18.6)
Undistributed loss from joint venture			(1.3)
Interest income			12.2
Interest expense			(108.4)
Income before income taxes			944.7
Capital expenditures	61.6	13.4	75.0
2006			
Product revenue:			
Network revenues	$ 12,810.1	$ -	$ 12,810.1
Home delivery revenues	5,166.0	-	5,166.0
Other revenues	-	3,290.9	3,290.9
Service revenues	163.0	132.6	295.6
Total revenues	18,139.1	3,423.5	21,562.6
Depreciation and amortization expense	63.7	36.1	99.8
Operating income	744.4	81.4	825.8
Undistributed loss from joint venture			(1.6)
Interest income			13.7
Interest expense			(95.7)
Income before income taxes			742.2
Capital expenditures	50.1	16.5	66.6

The following table presents balance sheet information about our reportable segments, including the discontinued operations of IP and CMP ("DISC OP"), as of December 31:

(in millions)	PBM	SAAS	DISC OP	Total
As of December 31, 2008				
Total assets	$ 3,494.6	$ 2,000.8	$ 13.8	$ 5,509.2
Investment in equity method investees	-	4.0	-	4.0
As of December 31, 2007				
Total assets	2,958.5	2,251.9	46.0	5,256.4
Investment in equity method investees	0.2	3.4	-	3.6
As of December 31, 2006				
Total assets	2,681.5	2,367.7	58.9	5,108.1
Investment in equity method investees	0.2	2.7	-	2.9

PBM product revenue consists of revenues from the dispensing of prescription drugs from our home delivery pharmacies and revenues from the sale of prescription drugs by retail pharmacies in our retail pharmacy networks. SAAS product revenues consist of distribution of certain specialty drugs and revenues from specialty distribution activities. PBM service revenue includes administrative fees associated with the administration of retail pharmacy networks contracted by certain clients, market research programs and informed decision counseling services. SAAS service revenue includes revenues from certain specialty distribution services, and sample distribution and accountability services.

Revenues earned by our Canadian PBM totaled $44.5 million, $41.8 million and $37.0 million for the years ended December 31, 2008, 2007 and 2006, respectively. All other revenues are earned in the United States. Long-lived assets of our Canadian PBM (consisting primarily of fixed assets) totaled $10.7 million, $23.4 million and $16.2 million as of December 31, 2008, 2007 and 2006, respectively. All other long-lived assets are domiciled in the United States.

15. Quarterly financial data (unaudited)

The following is a presentation of our unaudited quarterly financial data:

	Quarters			
(in millions, except per share data)	**First**	**Second**	**Third**[1]	**Fourth**[1]
Fiscal 2008				
Total revenues [3]	$ 5,490.8	$ 5,530.8	$ 5,450.5	$ 5,505.9
Cost of revenues [3]	5,024.7	5,028.2	4,930.1	4,954.1
Gross profit	466.1	502.6	520.4	551.8
Selling, general and administrative	171.5	185.9	189.7	213.3
Operating income	294.6	316.7	330.7	338.5
Net income from continuing operations	178.3	191.9	203.0	206.4
Net (loss) income from discontinued operations, net of tax	(1.1)	(1.7)	(1.1)	0.4
Net income	$ 177.2	$ 190.2	$ 201.9	$ 206.8
Basic earnings per share[4]:				
Continuing operations	$ 0.71	$ 0.77	$ 0.82	$ 0.83
Discontinued operations	-	(0.01)	-	-
Net earnings	0.70	0.76	0.82	0.84
Diluted earnings per share[4]:				
Continuing operations	$ 0.70	$ 0.76	$ 0.81	$ 0.83
Discontinued operations	-	(0.01)	-	-
Net earnings	0.69	0.75	0.81	0.83

(in millions, except per share data)	Quarters			
	First	Second	Third	Fourth[2]
Fiscal 2007				
Total revenues [3]	$ 5,443.6	$ 5,468.8	$ 5,358.2	$ 5,553.4
Cost of revenues [3]	5,025.0	5,031.1	4,918.1	5,091.0
Gross profit	418.6	437.7	440.1	462.4
Selling, general and administrative	166.1	174.6	174.4	182.9
Operating income	252.5	263.1	265.7	279.5
Net income from continuing operations	133.0	154.7	146.7	166.1
Net (loss) income from discontinued operations, net of tax	0.7	(2.0)	(3.8)	(27.6)
Net income	$ 133.7	$ 152.7	$ 142.9	$ 138.5
Basic earnings per share[4]:				
Continuing operations	$ 0.49	$ 0.59	$ 0.58	$ 0.66
Discontinued operations	-	(0.01)	(0.01)	(0.11)
Net earnings	0.49	0.58	0.56	0.55
Diluted earnings per share[4]:				
Continuing operations	$ 0.48	$ 0.58	$ 0.57	$ 0.65
Discontinued operations	-	(0.01)	(0.01)	(0.11)
Net earnings	0.49	0.57	0.56	0.54

(1) Includes the July 22, 2008 acquisition of MSC.

(2) Includes the October 10, 2007 acquisition of CYC.

(3) Includes retail pharmacy co-payments of $887.7 and $935.6 for the three months ended March 31, 2008 and 2007, respectively, $824.1 and $894.0 for the three months ended June 30, 2008 and 2007, respectively, $733.7 and $864.4 for the three months ended September 30, 2008 and 2007, respectively, and $708.1 and $860.5 for the three months ended December 31, 2008 and 2007, respectively.

(4) Earnings per share have been restated to reflect the two-for-one stock split effective June 22, 2007.

Item 9 — Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A — Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d –15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2008. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2008, our disclosure controls and procedures were (1) designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our chief executive officer and chief financial officer by others within those entities, particularly during the period in which this report was being prepared, and (2) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are accumulated and communicated to the appropriate members of our management team, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a–15(f) under the Exchange Act). Under the supervision and with the participation of our management, including our Chairman and Chief Executive Officer and our Senior Vice President and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2008. We have excluded MSC – Medical Services Company ("MSC") from the assessment of internal control over financial reporting as of December 31, 2008 because it was acquired by the Company in a purchase business combination during 2008. MSC's assets and revenues represented approximately 5% and less than 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2008. The effectiveness of our internal control over financial reporting as of December 31, 2008, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is set forth in Part II, Item 8 of this annual report on Form 10-K.

Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART III

Item 10 — Directors, Executive Officers and Corporate Governance

The information required by this item will be incorporated by reference from our definitive Proxy Statement for our 2009 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A (the "Proxy Statement") under the headings "I. Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance"; provided that some of the information regarding our executive officers required by Item 401 of Regulation S-K has been included in Part I of this report.

We have adopted a code of ethics that applies to our directors, officers and employees, including our principal executive officers, principal financial officer, principal accounting officer, controller, or persons performing similar functions (the "senior financial officers"). A copy of this code of business conduct and ethics is posted on the investor relations portion of our website at www.express-scripts.com/ourcompany/investor/, and a print copy is available to any stockholder who requests a copy. In the event the code of ethics is revised, or any waiver is granted under the code of ethics with respect to any director, executive officer or senior financial officer, notice of such revision or waiver will be posted on our website. Information included on our website is not part of this annual report.

Item 11 — Executive Compensation

The information required by this item will be incorporated by reference from the Proxy Statement under the headings "Directors' Compensation," "Compensation Committee Interlocks and Insider Participation" and "Executive Compensation."

Item 12 — Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be incorporated by reference from the Proxy Statement under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Securities Authorized for Issuance under Equity Compensation Plans."

Item 13 — Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be incorporated by reference from the Proxy Statement under the headings "Certain Relationships and Related Party Transactions" and "Corporate Governance."

Item 14 – Principal Accounting Fees and Services

The information required by this item will be incorporated by reference from the Proxy Statement under the heading "Principal Accountant Fees."

PART IV

Item 15 — Exhibits and Financial Statement Schedules

Documents filed as part of this Report:

(1) Financial Statements

The following report of independent accountants and our consolidated financial statements are contained in Item 8—Consolidated Financial Statements and Supplementary Data of this Report

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheet as of December 31, 2008 and 2007

Consolidated Statement of Operations for the years ended December 31, 2008, 2007 and 2006

Consolidated Statement of Changes in Stockholders' Equity for the years ended December 31, 2008, 2007 and 2006

Consolidated Statement of Cash Flows for the years ended December 31, 2008, 2007 and 2006

Notes to Consolidated Financial Statements

(2) The following financial statement schedule is contained in this Report.

II. Valuation and Qualifying Accounts and Reserves for the years ended December 31, 2008, 2007 and 2006

All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or the notes thereto.

(3) List of Exhibits

See Index to Exhibits on the pages below. The Company agrees to furnish to the SEC, upon request, copies of any long-term debt instruments that authorize an amount of securities constituting 10% or less of the total assets of Express Scripts, Inc. and its subsidiaries on a consolidated basis.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXPRESS SCRIPTS, INC.

February 25, 2009

By: /s/ George Paz
George Paz
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ George Paz George Paz	Chairman, President and Chief Executive Officer	February 25, 2009
/s/ Jeffrey Hall Jeffrey Hall	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 25, 2009
/s/ Kelley Elliott Kelley Elliott	Vice President, Chief Accounting Officer and Corporate Controller (Principal Accounting Officer)	February 25, 2009
/s/ Gary G. Benanav Gary G. Benanav	Director	February 25, 2009
/s/ Frank J. Borelli Frank J. Borelli	Director	February 25, 2009
/s/ Maura C. Breen Maura C. Breen	Director	February 25, 2009
/s/ Nicholas J. LaHowchic Nicholas J. LaHowchic	Director	February 25, 2009
/s/ Thomas P. Mac Mahon Thomas P. Mac Mahon	Director	February 25, 2009

Signature	Title	Date
/s/ Frank Mergenthaler Frank Mergenthaler	Director	February 25, 2009
/s/ Woodrow A. Myers, Jr. Woodrow A. Myers, Jr.	Director	February 25, 2009
/s/ John O. Parker John O. Parker	Director	February 25, 2009
/s/ Samuel Skinner Samuel Skinner	Director	February 25, 2009
/s/ Seymour Sternberg Seymour Sternberg	Director	February 25, 2009
/s/ Barrett A. Toan Barrett A. Toan	Director	February 25, 2009

EXPRESS SCRIPTS, INC.
Schedule II — Valuation and Qualifying Accounts and Reserves of Continuing Operations
Years Ended December 31, 2008, 2007, and 2006

Col. A	Col. B	Col. C		Col. D	Col. E
(in millions)		Additions			
Description	Balance at Beginning of Period	Charges to Costs and Expenses	Charges to Other Accounts	Deductions[3]	Balance at End of Period
Allowance for Doubtful Accounts Receivable					
Year Ended 12/31/06	$ 51.7	$ 13.5	$ 10.0 [1]	$ 13.8	$ 61.4
Year Ended 12/31/07	$ 61.4	$ 36.7	$ -	$ 22.7	$ 75.4
Year Ended 12/31/08	$ 75.4	$ 30.1	$ 7.4[2]	$ 36.1	$ 76.8
Valuation Allowance for Deferred Tax Assets					
Year Ended 12/31/06	$ 4.1	$ 1.9	$ -	$ -	$ 6.0
Year Ended 12/31/07	$ 6.0	$ 2.3	$ -	$ -	$ 8.3
Year Ended 12/31/08	$ 8.3	$ 3.4	$ -	$ -	$ 11.7

(1) Represents the adjusting entries made to the opening balance sheet to increase Priority's allowance for doubtful accounts receivable in 2006.
(2) Represents the opening balance sheet for our July 22, 2008 acquisition of MSC.
(3) Except as otherwise described, these deductions are primarily write-offs of receivable amounts, net of any recoveries.

INDEX TO EXHIBITS
(Express Scripts, Inc. – Commission File Number 0-20199)

Exhibit Number	Exhibit
3.1	Amended and Restated Certificate of Incorporation of the Company, as amended.
3.2	Third Amended and Restated Bylaws, incorporated by reference to Exhibit No. 3.3 to the Company's Quarterly Report on Form 10-Q for the quarter ending June 30, 2004.
4.1	Form of Certificate for Common Stock, incorporated by reference to Exhibit No. 4.1 to the Company's Registration Statement on Form S-1 filed June 9, 1992 (Registration Number 33-46974).
4.2	Stockholder and Registration Rights Agreement, dated as of October 6, 2000, between the Company and New York Life Insurance Company, incorporated by reference to Exhibit No. 4.2 to the Company's Amendment No. 1 to Registration Statement on Form S-3 filed October 17, 2000 (Registration Number 333-47572).
4.3	Amendment dated April 25, 2003 to the Stockholder and Registration Rights Agreement dated as of October 6, 2000 between the Company and New York Life Insurance Company, incorporated by reference to Exhibit No. 4.8 to the Company's Quarterly Report on Form 10-Q for the quarter ending March 31, 2003.
4.4	Asset Acquisition Agreement, dated October 17, 2000, between NYLIFE Healthcare Management, Inc., the Company, NYLIFE LLC and New York Life Insurance Company, incorporated by reference to Exhibit No. 4.3 to the Company's Amendment No. 1 to the Registration Statement on Form S-3 filed October 18, 2000 (Registration Number 333-47572).
4.5	Rights Agreement, dated as of July 25, 2001, between the Corporation and American Stock Transfer & Trust Company, as Rights Agent, which includes the Certificate of Designations for the Series A Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C, incorporated by reference to Exhibit No. 4.1 to the Company's Current Report on Form 8-K filed July 31, 2001.
4.6	Amendment No. 1 to the Rights Agreement between the Corporation and American Stock Transfer & Trust Company, as Rights Agent, dated May 25, 2005, incorporated by reference to Exhibit No. 10.1 to the Company's Current Report on Form 8-K filed May 31, 2005.
10.1[1]	Amended and Restated Express Scripts, Inc. 1992 Employee Stock Option Plan, incorporated by reference to Exhibit No. 10.78 to the Company's Annual Report on Form 10-K for the year ending December 31, 1994.
10.2[1]	First Amendment to Express Scripts, Inc. Amended and Restated 1992 Stock Option Plan incorporated by reference to Exhibit D to the Company's Proxy Statement dated April 22, 1999.
10.3[1]	Second Amendment to Express Scripts, Inc. Amended and Restated 1992 Stock Option Plan incorporated by reference to Exhibit F to the Company's Proxy Statement dated April 22, 1999.
10.4[1]	Amended and Restated Express Scripts, Inc. Stock Option Plan for Outside Directors, incorporated by reference to Exhibit No. 10.79 to the Company's Annual Report on Form 10-K for the year ending December 31, 1994.
10.5[1]	First Amendment to Express Scripts, Inc. Amended and Restated 1992 Stock Option Plan for Outside Directors incorporated by reference to Exhibit A to the Company's Proxy Statement dated April 9, 1996.
10.6[1]	Second Amendment to Express Scripts, Inc. Amended and Restated 1992 Stock Option Plan for Outside Directors incorporated by reference to Exhibit G to the Company's Proxy Statement dated April 22, 1999.

10.7[1] Amended and Restated Express Scripts, Inc. 1994 Stock Option Plan incorporated by reference to Exhibit No. 10.80 to the Company's Annual Report on Form 10-K for the year ending December 31, 1994.

10.8[1] First Amendment to Express Scripts, Inc. Amended and Restated 1994 Stock Option Plan incorporated by reference to Exhibit A to the Company's Proxy Statement dated April 16, 1997.

10.9[1] Second Amendment to Express Scripts, Inc. Amended and Restated 1994 Stock Option Plan incorporated by reference to Exhibit A to the Company's Proxy Statement dated April 21, 1998.

10.10[1] Third Amendment to Express Scripts, Inc. Amended and Restated 1994 Stock Option Plan, incorporated by reference to Exhibit C to the Company's Proxy Statement dated April 22, 1999.

10.11[1] Fourth Amendment to Express Scripts, Inc. Amended and Restated 1994 Stock Option Plan, incorporated by reference to Exhibit E to the Company's Proxy Statement dated April 22, 1999.

10.12[1] Amended and restated Express Scripts, Inc. 2000 Long-Term Incentive Plan, incorporated by reference to Exhibit No. 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ending June 30, 2001.

10.13[1] Second Amendment to the Express Scripts, Inc. 2000 Long-Term Incentive Plan, incorporated by reference to Exhibit No. 10.27 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

10.14[1] Third Amendment to the Express Scripts, Inc. 2000 Long-Term Incentive Plan, incorporated by reference to Exhibit A to the Company's Proxy Statement filed April 18, 2006.

10.15[1] Amended and Restated Express Scripts, Inc. Employee Stock Purchase Plan, incorporated by reference to Exhibit A to the Company's Proxy Statement filed April 14, 2008.

10.16[1] Express Scripts, Inc. Amended and Restated Executive Deferred Compensation Plan (effective December 31, 2004 and grandfathered for the purposes of Section 409A of the Code), incorporated by reference to Exhibit No. 10.1 to the Company's Current Report on Form 8-K filed May 25, 2007.

10.17[1] Express Scripts, Inc. Executive Deferred Compensation Plan of 2005, incorporated by reference to Exhibit No. 10.2 to the Company's Current Report on Form 8-K filed May 25, 2007.

10.18[1] Amended and Restated Executive Employment Agreement, dated as of October 31, 2008, and effective as of November 1, 2008, between the Company and George Paz, incorporated by reference to Exhibit No. 10.1 to the Company's Current Report on Form 8-K filed October 31, 2008.

10.19[1] Form of Amended and Restated Executive Employment Agreement entered into between the Company and certain key executives (including all of the Company's named executive officers other than Mr. Paz), incorpoated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed October 31, 2008.

10.20[1] Form of Stock Option Agreement used with respect to grants of stock options by the Company under the Express Scripts, Inc. 2000 Long-Term Incentive Plan, incorporated by reference to Exhibit No. 10.3 to the Company's Current Report on Form 8-K filed February 26, 2008.

10.21[1] Form of Restricted Stock Agreement used with respect to grants of restricted stock by the Company under the Express Scripts, Inc. 2000 Long-Term Incentive Plan, incorporated by reference to Exhibit No. 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ending September 30, 2004.

10.22[1] Form of Performance Share Award Agreement used with respect to grants of performance shares by the Company under the Express Scripts, Inc. 2000 Long-Term Incentive Plan, incorporated by reference to Exhibit No. 10.2 to the Company's Current Report on Form 8-K filed February 26, 2008.

10.23[1]	Form of Stock Appreciation Right Award Agreement used with respect to grants of stock appreciation rights under the Express Scripts, Inc. 2000 Long-Term Incentive Plan, incorporated by reference to Exhibit No. 10.2 to the Company's Current Report on Form 8-K filed March 7, 2006.
10.24[1]	Description of Compensation Payable to Non-Employee Directors, incorporated by reference to Exhibit No. 10.1 to the Company's Current Report on Form 8-K filed May 30, 2008.
10.25 [1]	Summary of Named Executive Officer 2008 Salaries, 2007 Bonus Awards, 2008 Maximum Bonus Potential and 2008 Equity and Pro Forma Awards, incorporated by reference to Exhibit No. 10.1 to the Company's Current Report on Form 8-K filed February 26, 2008.
10.26	Form of Indemnification Agreement entered into between the Company and each member of its Board of Directors, and between the Company and certain key executives (including all of the Company's named executive officers), incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed December 29, 2006.
10.27	Credit Agreement, dated as of October 14, 2005, among Express Scripts, Inc., Credit Suisse, as administrative agent, Citigroup Global Markets Inc., as syndication agent, Bank of Nova Scotia, Calyon New York Branch, Deutsche Bank Securities Inc., JPMorgan Chase Bank, N.A., The Royal Bank of Scotland plc, Sun Trust and Union Bank of California, as co–documentation agents and the lenders named therein, incorporated by reference to Exhibit No. 10.1 to the Company's Current Report on Form 8-K filed October 14, 2005.
10.28	Amendment No. 1 and Consent No. 1 to Credit Agreement, dated as of May 7, 2007, among Express Scripts, Inc., Credit Suisse, as administrative agent, and the lenders named therein, incorporated by reference to Exhibit No. 10.1 to the Company's Current Report on Form 8-K filed May 11, 2007.
18.1	Preferability Letter from Pricewaterhouse Coopers, LLC, the Company's independent registered public accounting firm, incorporated by reference to Exhibit No. 18.1 to the Company's Quarterly Report on Form 10-Q for the quarter ending September 30, 2008.
21.1	List of Subsidiaries.
23.1	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm.
31.1	Certification by George Paz, as Chairman, President and Chief Executive Officer of Express Scripts, Inc., pursuant to Exchange Act Rule 13a-14(a).
31.2	Certification by Jeffrey Hall, as Executive Vice President and Chief Financial Officer of Express Scripts, Inc., pursuant to Exchange Act Rule 13a-14(a).
32.1	Certification by George Paz, as Chairman, President and Chief Executive Officer of Express Scripts, Inc., pursuant to 18 U.S.C.ss.1350 and Exchange Act Rule 13a-14(b).
32.2	Certification by Jeffrey Hall, as Executive Vice President and Chief Financial Officer of Express Scripts, Inc., pursuant to 18 U.S.C.ss. 1350 and Exchange Act Rule 13a-14(b).

1 Management contract or compensatory plan or arrangement.

Market Information

Our Common Stock is traded on the Nasdaq Global Select (Nasdaq) tier of the Nasdaq stock market under the symbol ESRX. The high and low prices, as reported by Nasdaq, are set forth below for periods indicated.

Fiscal Year 2008 Common Stock	High	Low
First Quarter	$79.10	$56.00
Second Quarter	$74.29	$60.65
Third Quarter	$77.97	$61.50
Fourth Quarter	$76.50	$48.37

Fiscal Year 2007 Common Stock	High	Low
First Quarter	$42.63	$32.32
Second Quarter	$51.35	$40.41
Third Quarter	$56.08	$47.63
Fourth Quarter	$74.40	$53.08

Comparative Stock Performance

The following graph shows changes over the past five-year period in the value of $100 invested in:
(1) Our Common Stock; (2) S&P 500 Index; (3) S&P 500 Healthcare Index.



$500
$400
$300
$200
$100
$0
2003
2004
2005
2006
2007
2008
Years Ending
Express Scripts
S&P 500 Index
S&P 500 — Healthcare

Total Return to Stockholders

(Dividends reinvested monthly)

Company/Index	Base Period Dec-03	Dec-04	Indexed Returns Years Ending Dec-05	Dec-06	Dec-07	Dec-08
Express Scripts	100	115.05	252.26	215.53	439.49	331.01
S&P 500 Index	100	108.99	112.26	127.55	132.06	81.23
S&P 500 — Healthcare	100	100.23	105.10	111.18	117.17	88.49

General Stockholders' Information

Corporate Offices
Express Scripts
One Express Way
St. Louis, MO 63121
314.996.0900

Annual Meeting
The 2009 Annual Meeting of Stockholders is scheduled to be held on May 27, 2009, at 8 a.m., at our corporate headquarters, One Express Way, St. Louis, MO 63121.

Holders
As of Dec. 31, 2008, there were 393 stockholders on record of our Common Stock. We estimate there are approximately 260,649 beneficial owners of the Common Stock.

Dividends
The Board of Directors has not declared any cash dividends on our Common Stock since the initial public offering. The Board of Directors does not currently intend to declare any cash dividends in the foreseeable future. The terms of our existing credit facility and the indenture under which our public debt was issued contain certain restrictions on our ability to declare or pay cash dividends.

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
800.937.5449

Independent Accountants
PricewaterhouseCoopers LLP
800 Market St.
St. Louis, MO 63101

Certifications
The certifications of George Paz, Chairman, President and Chief Executive Officer; and Jeffrey Hall, Executive Vice President and Chief Financial Officer, made pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of Express Scripts' public disclosure, have been filed as exhibits to Express Scripts' Annual Report on Form 10-K for the fiscal year ended Dec. 31, 2008. These and other exhibits will be furnished by the Investor Relations department upon request.

Investor Relations Contact
800.332.5455
investor.relations@express-scripts.com

Board of Directors

Gary G. Benanav[3]
Director, Chairman of the Compensation and Development Committee
Retired Vice Chairman, New York Life Insurance Company

Frank J. Borelli[1,2]
Director, Chairman of the Audit Committee
Retired Chief Financial Officer, Marsh & McLennan Companies Inc.

Maura C. Breen[3]
Director
Retired Senior Vice President, Verizon Communications

Nicholas J. LaHowchic[3,4]
Director, Chairman of the Compliance Committee
President, Diannic LLC

Thomas P. Mac Mahon[1]
Director, Chairman of the Corporate Governance Committee
Chairman and Retired Chief Executive Officer, Laboratory Corporation of America Holdings (LabCorp)

Frank Mergenthaler[2]
Director
Executive Vice President and Chief Financial Officer, Interpublic Group

Woodrow A. Myers Jr., MD[4]
Director
Managing Director, Myers Ventures LLC

John O. Parker Jr.[2,4]
Director
Venture Partner, Rho Ventures LLC

George Paz
Chairman of the Board
President and Chief Executive Officer, Express Scripts

Samuel K. Skinner[4]
Director
Former U.S. Secretary of Transportation
Retired Chairman and CEO, USF Corp.
Of-counsel, Greenberg Traurig LLP

Seymour Sternberg[1,2]
Director
Chairman of the Board, New York Life Insurance Company

Barrett A. Toan
Director
Retired Chief Executive Officer, Express Scripts

Howard L. Waltman
Director Emeritus

Member of Corporate Governance Committee
Member of Audit Committee
Member of Compensation and Development Committee
Member of Compliance Committee

EXPRESS SCRIPTS®

Express Scripts is committed to following, promoting and implementing sustainable practices. We apply global sustainability principles to the way we do business and the way we fulfill the needs of clients, patients and employees. Express Scripts is committed to proactively balancing economic development with environmental stewardship and social development, and operates its business in a manner that respects the environment and conserves natural resources.

We uphold our commitment to environmental stewardship by printing this Annual Report using emission-free inks on stocks that are FSC-certified and contain 10% post-consumer recycled content. This was also printed using renewable energy provided by Pure Power from a Missouri-based wind farm.

FSC Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SW-COC-002105
© 1996 Forest Stewardship Council

10%

Rainforest Alliance Certified

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